As filed with the Securities and Exchange Commission on May 4, 2006

Registration No. 333-131155

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 4 to

FORM S-1/A

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Georgia	6022	20-2118147
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

4077 Forsyth Road
Macon, Georgia  31210
(478) 757-8181

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark A. Stevens
President and Chief Executive Officer
Atlantic Southern Financial Group
4077 Forsyth Road

Macon, Georgia  31210
(478) 757-8181

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of Communications to:

M. Todd Wade, Esq.
Beth Lanier, Esq.
Powell Goldstein LLP
One Atlantic Center, Fourteenth Floor
1201 West Peachtree Street, NW
Atlanta, Georgia 30309-3488
(404) 572-6600

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $5.00 par value	666,666 shares	$30.00	$20,000,000	$2,140(1)

(1)             Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated May 4, 2006

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

666,666 Shares

Common Stock

$30.00 per Share

This is an offering of 666,666 shares of Atlantic Southern Financial Group, Inc. common stock. Our officers and directors will offer and sell the common stock on a best-efforts basis without compensation. We are offering the shares of this stock to our existing shareholders and to persons who are not currently shareholders, with a focus on employees, customers and prospects of Atlantic Southern Financial Group and our subsidiary Atlantic Southern Bank. We expect that our directors and executive officers will purchase a total of approximately 109,200 shares of common stock in this offering, which would result in their collective beneficial ownership of approximately 34.1% of our outstanding common stock. As the offering nears completion we may choose to have brokers purchase the remaining shares available, if any. There is no minimum number of shares that must be sold in order to close the offering.

The offering will end on the earlier of November 1, 2006, or the date on which we have accepted subscriptions for all of the offered shares. We may, however, choose to end the offering sooner or to extend the offering, although we will not extend the offering beyond December 31, 2006. In any case, we will issue a press release or other form of notice of our intent to terminate or extend. To subscribe for shares in this offering, you must sign and return the applicable subscription agreement.

Our common stock is currently trading on the OTC Bulletin Board under the symbol “ASFN.OB.” The last reported sale price of our common stock on April 26, 2006 was $29.00. There is no minimum number of shares that the company must sell. All funds received will be immediately available for use by the company. Funds will not be placed in escrow or a similar account.

Investing in our common stock involves risks. Please refer to the section titled “Risk Factors” beginning on page 7 of this prospectus to read about factors you should consider before making your investment decision.

	Per Share	Total
Public offering price	$30.00	$19,999,980
Proceeds to us, before expenses	$30.00	$19,999,980

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus is               , 2006.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

In this prospectus we rely on and refer to information and statistics regarding the banking industry and the Georgia banking market. We obtained this market data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

Unless the context indicates otherwise, all references in this prospectus to “Atlantic Southern Financial Group,” “we,” “us” and “our” refer to Atlantic Southern Financial Group, Inc. and our wholly owned subsidiary, Atlantic Southern Bank and references to “the bank” refer to Atlantic Southern Bank.

SUMMARY

This summary highlights specific information contained elsewhere in this prospectus. To understand this offering fully, you should carefully read this entire prospectus, including our financial statements and related notes, and the sections of this prospectus entitled  “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Atlantic Southern Financial Group, Inc.

We are a bank holding company headquartered in Macon, Georgia. We operate three full service banking offices, one “drive-thru” only banking office and one loan production office through our wholly-owned bank subsidiary, Atlantic Southern Bank. We serve the banking and financial needs of various communities in central and coastal Georgia, as indicated by the map on the inside front cover of this prospectus.

Through Atlantic Southern Bank, we offer a wide range of lending services which are primarily secured by commercial buildings, commercial real estate construction, single and multi-family real estate and residential construction. We make loans primarily to small and medium-sized businesses, as well as to consumers for a variety of purposes, including construction and development loans. We compliment our lending with a variety of deposit services, including checking, savings and money market accounts and certificates of deposit. Most of our deposits come from individuals and businesses in our market areas. We actively pursue business relationships by utilizing the business contacts of our Board of Directors, senior management and local bankers, thereby capitalizing on our knowledge of the local marketplace.

In January 2005 we organized as a bank holding company, under the name NSB Holdings, Inc. and changed our name to Atlantic Southern Financial Group, Inc. in November 2005. Atlantic Southern Bank, formerly New Southern Bank, was formed in December 2001.

Over the past three years, our business model has produced strong internal growth. Specifically, from December 31, 2002 to December 31, 2005, we have:

•       increased our total consolidated assets from $79.6 million to $388.7 million;

•       increased our total consolidated deposits from $70.7 million to $334.6 million;

•       increased our total consolidated net loans from $67.5 million to $327.3 million; and

•       expanded our branch network from one location in Bibb County to four locations in Bibb and Houston counties, and a loan production office in Chatham county.

For the twelve months ended December 31, 2005, we earned $1.33 per diluted share. These earnings represent an increase of 87.3%, over the diluted earnings per share for the same period in 2004. Our annualized return on average shareholder’s equity for the twelve months ended December 31, 2005 was 17.15% and our return on average assets for the same period was 1.18%, respectively. Our efficiency ratio was 47.19% for the twelve months ended December 31, 2005. This efficiency ratio represents an improvement of 3.0% over our efficiency ratio for the same period in 2004.

Market Areas and Growth Strategy

We currently conduct business principally through our four bank branches in our central Georgia market areas of Bibb and Houston Counties, Georgia, and our single loan production office in our Savannah market area of Chatham County, Georgia. Bibb and Houston Counties are part of the Macon and Warner Robins, metropolitan statistical areas (MSAs), respectively, in central Georgia, about 85 miles southeast of Atlanta. Based upon data available on the Federal Deposit Insurance Corporation (FDIC) website as of June 30, 2005, we ranked 4th in deposit market share in Bibb County with 11.3% of deposits. In Houston County, we ranked 10th in deposit market share with 0.63% of deposits. Our Chatham County banking office was not in operation as of June 30, 2005. If our Chatham County banking office had been open, it would have competed with 17 other institutions for approximately $4.09 billion in deposits, based upon data available on the FDIC website as of June 30, 2005.

We target both small to medium-sized businesses and consumers in our market areas and have developed a decentralized strategy that focuses on providing superior service through our employees who are relationship-oriented and committed to their respective communities. Through this strategy we intend to grow our business, expand our customer base and improve profitability. The key elements of our strategy are:

Deliver Superior Banking Service at the Local Level.   We effectively compete with our super-regional and regional competitors by providing superior customer service with localized decision-making capabilities. We designate regional bank presidents and separate advisory boards in each of our markets so that we are positioned to react quickly to changes in those communities while maintaining efficient and consistent centralized reporting and policies.

Build A Retail Branch Network Throughout Georgia.   We seek to increase our presence in our primary markets in Macon and Savannah, Georgia as well as to extend into other cities in Georgia, especially along the Georgian coast, by opening new branches in attractive locations. Throughout 2006, we expect to continue to leverage our existing bank branches and loan production office. We anticipate opening three new branches during 2006 and purchasing the land for two additional future branches. Additionally, while we have no present agreements or definitive plans relating to any acquisitions, we remain open to expanding our market share through this strategy and may pursue an acquisition if we believe an appropriate opportunity arises. We believe a more extensive footprint will aid in our deposit gathering efforts and increase our community presence.

Maintain Sound Profitability and Strong Asset Quality.   We intend to continue to monitor our earnings and asset quality as we grow. Despite our annualized loan and deposit growth of 45.2% and 47.5%, respectively, for the twelve months ended December 31, 2005, we also returned 1.18% on average assets and 17.15% on average equity through December 31, 2005. In addition, we have taken measures to ensure that despite our loan growth, we consistently maintain strong asset quality through our credit culture, extensive underwriting procedures and continuous loan review. As of December 31, 2005, our nonperforming assets, including accruing loans 90 days past due, as a percentage of total assets were 0.07% as compared to 0.05% as of December 31, 2004. Similarly, our reserves to total loans as of December 31, 2005 were 1.25%, compared to 1.22% as of December 31, 2004.

Expand Our Products and Services to Meet the Needs of the Communities in Which We Operate.   We continually seek to expand our financial products and services to meet the needs of our customers and to increase our fee income. We are also focused on lowering our costs of funds. Our branching initiatives combined with strong marketing of our deposit products, have helped us grow our noninterest-bearing deposits. We serve small and medium sized businesses by offering a variety of loan products including commercial real estate, commercial real estate development and construction loans as well as United States Small Business Administration (SBA) lending services. Through our business accounts we offer checking, savings, CDs and IRAs. We also offer mortgage loans through our mortgage services division. We believe our strong relationship with the small and medium-sized business community will also offer opportunities for cross-selling of our retail services. In an effort to diversify our portfolio, we look to increase our retail customer base. We will do this by recruiting bank officers with retail experience and opening branches in retail friendly locations.

Recent Developments

On April 20, 2006, we announced our first quarter financial results. For the first quarter, net income rose to $1,060,000, an increase of $438,000 or 70% as compared to a year ago. Diluted earnings per share of $0.36 increased $0.13 from $0.23 a year earlier. Total non-interest income was $378,000 for the first quarter of 2006 as compared to $178,000, an increase of $200,000 or 112% a year earlier. At March 31, 2006, total loans stood at $368.8 million, an increase of 40% from a year ago, and the bank’s assets grew by 12% and ended the quarter at $435,806,000 compared to $388,710,000 at December 31, 2005. Finally, we experienced a 56% increase in diluted earnings per share as compared to the first quarter of 2005. All per share figures have been adjusted for the Company’s three-for-two stock split on September 30, 2005.

Corporate Information

Our headquarters are located at 4077 Forsyth Road, Macon, Georgia 31210, and our telephone number at that address is (478) 757-8181. We maintain a website at www.atlanticsouthernbank.com. Information on our website is not incorporated by reference and is not a part of this prospectus.

The Offering

Common stock offered by this prospectus	666,666 Shares
Common stock to be outstanding after the offering, assuming all of the offered shares are sold(1)	3,270,718 Shares
Public offering price per share	$30.00
Use of proceeds

We will use the net proceeds for general corporate purposes, which may include, among other things, our working capital needs and investments in the bank to support our growth. See “Use of Proceeds” on page 21.

Risk Factors	See “Risk Factors” beginning on page 7 and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.
Dividend Policy

We have not declared a dividend since our inception and we do not expect to do so in the foreseeable future. Instead, we anticipate that all of our earnings, if any, will be used for working capital, to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, regulatory restrictions and other factors that our Board of Directors may deem relevant. See “Price Range of Our Common Stock and Dividends” on page 25.

The OTC Bulletin Board Symbol	Our common stock is currently quoted on the OTC Bulletin Board under the symbol “ASFN.OB”.

(1)          The number of shares outstanding after this offering is based on the number of shares outstanding on December 31, 2006 and excludes 324,000 shares issuable upon the exercise of stock options and warrants outstanding as of December 31, 2005 at a weighted average exercise price of $6.67 per share, and 120,000 shares as of December 31, 2005 that we may issue under our stock option plans.

Summary Consolidated Financial Data

Our summary consolidated financial data is presented below as of and for the  years ended December 31, 2001 through 2005. The summary consolidated financial data presented below as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, are derived from our audited financial statements and related notes included in this prospectus and should be read in conjunction with the consolidated financial statements and related notes, along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 26. The summary consolidated financials as of December 31, 2003, 2002 and 2001, and for the two years ended December 31, 2002, have been derived from our audited financial statements that are not included in this prospectus. The shares outstanding and per share financial data presented below has been adjusted to give effect to the 3-for-2 stock split in the form of a stock dividend effected on September 30, 2005.

In January 2005, shareholders of Atlantic Southern Bank exchanged their common stock in Atlantic Southern Bank for common stock in the newly formed holding company, Atlantic Southern Financial Group. The transaction was accounted for on historical carrying amounts. The consolidated financial statements include the accounts of Atlantic Southern Financial Group and its wholly-owned subsidiary, Atlantic Southern Bank. Year end data for 2004, 2003, 2002 and 2001 reflect financial data for Atlantic Southern Bank.

	As of and for the Years Ended December 31,
	2005	2004(1)	2003(1)	2002(1)	2001(1) (3)
	(Dollar amounts in thousands, except per share amounts)
Income Statement Data:
Total interest and dividend income	$21,624	$10,591	$6,076	$2,622	$22
Gross interest expense	8,628	3,241	2,149	1,067	4
Net interest income before provision for loan losses	12,996	7,350	3,927	1,555	18
Provision for loan losses	1,493	1,377	808	725	25
Net interest income after provision for loan losses	11,503	5,973	3,119	830	(7)
Noninterest income	1,186	387	212	70	—
Noninterest expense	6,693	3,760	2,438	1,641	465
Income (loss) before income taxes	5,996	2,600	893	(741)	(472)
Income tax provision (benefit)	2,111	938	(16)	4	—
Income (loss) before extraordinary item	3,885	1,662	909	(745)	(472)
Net income (loss)	$3,885	$1,662	$909	$(745)	$(472)
Per Common Share:(2)
Net income (loss)—basic	$1.49	$0.71	$0.51	$(0.62)	$(0.39)
Net income (loss)—diluted	1.33	0.67	0.49	(0.62)	(0.39)
Cash dividends declared	—	—	—	—	—
Book value	9.75	8.44	7.09	5.73	6.27

(1)          Atlantic Southern Bank only. The holding company reorganization was completed on January 3, 2005.

(2)          Adjusted for 3-for-2 stock split.

(3)          Atlantic Southern Bank began banking operations on December 10, 2001.

	As of and for the Years Ended December 31,
	2005	2004(1)	2003(1)	2002(1)	2001(1) (2)
	(Dollar amounts in thousands, except per share amounts)
Period End Balances:
Loans (net of loan loss reserve)	$327,291	$225,482	$134,277	$67,461	$2,138
Earning assets(5)	374,129	251,250	4,152	3,434	949
Total assets	388,710	263,317	161,280	79,606	12.593
Deposits	334,575	221,248	140,220	70,706	5,042
Shareholders’ equity	25,386	21,966	14,403	6,882	7,528
Shares outstanding—basic	2,604,052	2,343,982	1,778,983	1,200,000	1,200,000
Shares outstanding—diluted(6)	2,911,930	2,493,247	1,869,027	1,200,000	1,200,000
Average Balances:
Loans	$285,244	$176,609	$103,107	$37,021	$76
Earning assets(5)	315,777	194,752	115,215	45,545	355
Total assets	329,750	203,266	121,053	49,063	10,076
Deposits	279,315	170,766	105,247	41,425	214
Shareholders’ equity	22,845	18,446	11,820	7,105	7,659
Shares outstanding—basic	2,604,052	2,343,982	1,778,983	1,200,000	1,200,000
Shares outstanding—diluted(6)	2,911,930	2,493,247	1,869,027	1,200,000	1,200,000
Performance Ratios:
Return on average assets	1.18%	0.82%	0.75%	(1.52)%	(55.43)%
Return on average equity	17.15	9.02	7.68	(10.49)	(73.85)
Net interest margin, taxable equivalent	4.26	3.78	3.41	3.41	—
Efficiency ratio(3)	47.19	48.60	59.25	100.93	910.48
Average loans to average deposits	99.43	103.42	97.97	89.37	35.51
Average equity to average assets	6.86	8.34	9.76	14.48	76.01
Capital Ratios:
Dividend payout ratio	0.00%	0.00%	0.00%	0.00%	0.00%
Tier 1 capital to risk adjusted assets	10.21	9.06	9.96	9.26	146.77
Total capital to risk adjusted assets	11.89	10.21	11.03	10.28	147.26
Tier 1 capital to average tangible assets	8.88	8.91	9.49	9.32	74.67
Asset Quality Ratios:
Nonperforming assets to total assets(4)	0.07%	0.05%	0.00%	0.00%	0.00%
Loan loss reserve to nonperforming assets(4)	1445.99	2043.80	—	—	—
Net loans charged-off to average loans	0.07	0.07	0.00	0.00	0.00
Provision for loan loss to average loans	.52	0.78	0.78	1.95	32.89

(1)           Atlantic Southern Bank only. The holding company reorganization was completed on January 3, 2005.

(2)           Atlantic Southern Bank began banking operations on December 10, 2001

(3)           Noninterest expense divided by the sum of net interest income and noninterest income.

(4)           Nonperforming assets include non-accrual loans and loans over 90 days past due. During the fiscal years 2001 to 2003, the Bank did not have any nonperforming assets.

(5)           Earnings Assets are determined by adding loans, mortgage loans held for sale, investment securities, deposits at the Federal Home Loan Bank, federal funds sold, and cash surrender value of life insurance.

(6)           Shares outstanding—diluted are computed by taking the net income applicable to common stock divided by average number of common shares outstanding with the effect of dilutive options and warrants, etc.

RISK FACTORS

An investment in our common stock involves risks. Before making an investment decision, you should carefully consider the risks described below in conjunction with the other information in this prospectus, including our consolidated financial statements and related notes. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. In such a case, the trading price of our common stock could decline, and you may lose all or part of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related to Our Business

Opening new offices may not result in increased assets or revenues for us.

We intend to use the proceeds of this offering to increase our capital position to support our proposed growth and expansion, including the establishment of three new offices over the next 12 months. The investment necessary for these branch expansions may negatively impact our efficiency ratio. There is a risk that we will be unable to manage our growth, as the process of opening new branches may divert our time and resources. There is also risk that we may fail to open any additional branches, and a risk that, if we do open these branches, they may not be profitable which would negatively impact our results of operations.

We could suffer loan losses from a decline in credit quality.

We could sustain losses if borrowers, guarantors and related parties fail to perform in accordance with the terms of their loans. We have adopted underwriting and credit monitoring procedures and policies, including the establishment and review of the allowance for credit losses that we believe are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying our credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could materially adversely affect our results of operations. See “Business” on page 54.

Our reliance on time deposits, including out-of-market certificates of deposit, as a source of funds for loans and our other liquidity needs could have an adverse effect on our results of operations.

Among other sources of funds, we rely heavily on deposits for funds to make loans and to provide for our other liquidity needs. However, our loan demand has exceeded the rate at which we have been able to build core deposits, so we have relied heavily on time deposits, including out-of-market certificates of deposit, as a source of funds. Out-of-market certificates of deposit as of December 31, 2005 represented 51.4% of our total deposits. Those deposits may not be as stable as other types of deposits and, in the future, depositors may not renew those time deposits when they mature, or we may have to pay a higher rate of interest to attract, keep or to replace them with other deposits or with funds from other sources. Not being able to attract time deposits, or to keep or replace them as they mature, would adversely affect our liquidity. Paying higher deposit rates to attract, keep or replace those deposits could have a negative effect on our net interest margin and results of operations.

Lack of seasoning of our loan portfolio may increase the risk of credit defaults in the future.

Due to the rapid growth of the bank over the past several years and our short operating history, a large portion of the loans in our loan portfolio and our lending relationships are of relatively recent origin. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process we refer to as “seasoning.” As a result, a portfolio of older loans will usually behave more predictably than a newer loan portfolio. Because our loan portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which may be higher than current levels. If delinquencies and defaults increase, we may be required to increase our provision for loan losses, which would adversely affect our results of operations and financial condition.

Our business strategy includes the continuation of growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

We intend to continue pursuing a growth strategy for our business. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in growth stages of development. We cannot assure you we will be able to expand our market presence in our existing markets or successfully enter new markets or that any such expansion will not adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, financial condition, results of operations, or future prospects, and could adversely affect our ability to successfully implement our business strategy. Also, if our growth occurs more slowly than anticipated or declines, our results of operations could be materially adversely affected.

Our ability to grow successfully will depend on a variety of factors including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth. While we believe we have the management resources and internal systems in place to manage our future growth, there can be no assurance that growth opportunities will be available or growth will be managed successfully.

If we elect to expand by acquiring other financial institutions, we will face risks with respect to future expansion and acquisitions or mergers.

While we expect to continue to engage in new branch expansion in the future, we may also seek to acquire other financial institutions.  Expansion involves a number of risks, including:

•  the costs associated with establishing new locations and retaining experienced local management;

•  time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

•  our potential inability to finance an acquisition without diluting the interests of our existing stockholders;

•  the diversion of our management’s attention to the negotiation of transactions, which may detract from their business productivity; and

•  our entry into new markets in which we may lack experience.

Additional growth may require us to raise additional capital in the future, but that capital may not be available when it is needed, which could adversely affect our financial condition and results of operations.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate our capital resources following this offering will satisfy our capital requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support our continued growth.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations could be materially impaired.

Our plans for future expansion depend, in some instances, on factors beyond our control, and an unsuccessful attempt to achieve growth could have a material adverse effect on our business, financial condition, results of operations and future prospects.

We expect to continue to engage in new branch expansion in the future. We may also seek to acquire other financial institutions, or parts of those institutions, though we have no present plans in that regard. Expansion involves a number of risks, including:

•       the time and costs of evaluating new markets, hiring experienced local management and opening new offices;

•       the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

•       we may not be able to finance an acquisition without diluting the interests of our existing shareholders;

•       the diversion of our management’s attention to the negotiation of a transaction may detract from their business productivity;

•       we may enter into new markets where we lack experience; and

•       we may introduce new products and services with which we have no prior experience into our business.

If the value of real estate in our core market were to decline materially, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on our business, financial condition and results of operations.

With most of our loans concentrated in central Georgia, a decline in local economic conditions could adversely affect the values of our real estate collateral. Consequently, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are geographically diverse.

In addition to considering the financial strength and cash flow characteristics of borrowers, we often secure loans with real estate collateral. At December 31, 2005, approximately 87% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected.

Our recent results may not be indicative of our future results, and may not provide guidance to assess the risk of an investment in our common stock.

We may not be able to sustain our historical rate of growth or may not even be able to grow our business at all. In addition, our recent and rapid growth may distort some of our historical financial ratios and statistics. In the future, we may not have the benefit of several recently favorable factors, such as a generally increasing interest rate environment, a strong residential mortgage market or the ability to find suitable expansion opportunities. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected due to a high percentage of our operating costs being fixed expenses.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the teamwork and increased productivity fostered by our culture, which could harm our business.

We believe that a critical contributor to our success has been our corporate culture, which we believe fosters teamwork and increased productivity. As our organization grows and we are required to implement more complex organization management structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. This could negatively impact our future success.

Competition from other financial institutions may adversely affect our profitability.

The banking business is highly competitive, and we experience strong competition from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other financial institutions, which operate in our primary market areas and elsewhere. Presently 12 banks serve Bibb County with a total of 55 branches, 10 banks serve Houston County with a total of 28 branches, and 17 banks serve Chatham County with a total of 83 branches.

We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established and much larger financial institutions. While we believe we can and do successfully compete with these other financial institutions in our markets, we may face a competitive disadvantage as a result of our smaller size and lack of geographic diversification.

Although we compete by concentrating our marketing efforts in our primary market area with local advertisements, personal contacts and greater flexibility in working with local customers, we can give no assurance that this strategy will be successful.

Our interest rate sensitivity is currently outside our policy guidelines, and we may incur additional costs if interest rates fall.

At December 31, 3005, our interest rate sensitivity model forecasted a decline in net interest income of $2.16 million, or -12.67%, as a result of an immediate 200 basis point decline in rates. Our interest rate sensitivity policy provides guidelines to management to limit our interest rate sensitivity to plus or minus 10% in the event of an immediate increase or decline in interest rates of 200 basis points. There is a risk that a decline in short-term interest rates may cause a significant decline in our net interest income. There is also a risk that we will be unable to bring our interest rate sensitivity back within policy guidelines without adversely affecting our results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk” on page 50.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud, which could adversely affect our business and the trading price of our stock.

We are currently in the process of evaluating our internal controls system to allow management to report on, and our independent auditors to audit, our internal controls over financial reporting. We will be performing the system and process evaluations and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. These systems are necessary to produce accurate financial reports and prevent fraudulent activity. We will be required to begin complying with Section 404 for our first fiscal year ending after July 15, 2007, however, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a reporting company, we are required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a significant deficiency, or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we fail to implement the requirements of Section 404 in a timely manner, we may be subject to sanctions or investigation by regulatory authorities such as the SEC. In addition, if any material weakness or deficiency is identified or is not remedied, investors may lose confidence in the accuracy of our reported financial information, and our stock price could be significantly adversely affected as a result.

As a community bank, we have different lending risks than larger banks.

We provide services to our local communities. Our ability to diversify our economic risks is limited by our own local markets and economies. We lend primarily to small to medium-sized businesses, and, to a lesser extent, individuals which may expose us to greater lending risks than those of banks lending to larger, better-capitalized businesses with longer operating histories.

We manage our credit exposure through careful monitoring of loan applicants and loan concentrations in particular industries, and through loan approval and review procedures. We have established an evaluation process designed to determine the adequacy of our allowance for loan losses. While this evaluation process uses historical and other objective information, the classification of loans and the establishment of loan losses is an estimate based on experience, judgment and expectations regarding our borrowers, the economies in which we and our borrowers operate, as well as the judgment of our regulators. We cannot assure you that our loan loss reserves will be sufficient to absorb future loan losses or prevent a material adverse effect on our business, financial condition, or results of operations.

If we fail to retain our key employees, our growth and profitability could be adversely affected.

Our success is, and is expected to remain highly dependent on our executive management team, consisting of Mark A. Stevens, Gary P. Hall, Carol Soto and Brandon L. Mercer. This is particularly true because, as a community bank, we depend on our management team’s ties to the community to generate business for us. Our growth will continue to place significant demands on our management, and the loss of any such person’s services may have an adverse effect upon our growth and profitability.

Hurricanes or other adverse weather events could negatively affect our local economies or disrupt our operations, which could have an adverse effect on our business or results of operations.

The economy of Georgia’s coastal region is affected, from time to time, by adverse weather events, particularly hurricanes. Our Savannah market area consists primarily of coastal communities, and we cannot predict whether, or to what extent, damage caused by future hurricanes will affect our operations, our customers or the economies in our banking markets. However, weather events could cause a decline in loan originations, destruction or decline in the value of properties securing our loans, or an increase in the risks of delinquencies, foreclosures and loan losses.

Risks Related to Our Industry

Our profitability is vulnerable to interest rate fluctuations.

Our profitability depends substantially upon our net interest income. Net interest income is the difference between the interest earned on assets, such as loans and investment securities, and the interest paid for liabilities, such as savings and time deposits and out-of-market certificates of deposit. Market interest rates for loans, investments and deposits are highly sensitive to many factors beyond our control. Recently, interest rate spreads have generally narrowed due to changing market conditions, policies of various government and regulatory authorities and competitive pricing pressures, and we cannot predict whether these rate spreads will narrow even further. This narrowing of interest rate spreads could adversely affect our financial condition and results of operations. In addition, we cannot predict whether interest rates will continue to remain at present levels. Changes in interest rates may cause significant changes, up or down, in our net interest income. Depending on our portfolio of loans and investments, our results of operations may be adversely affected by changes in interest rates.

An economic downturn, especially one affecting our market areas, could adversely affect our financial condition, results of operations or cash flows.

Our success depends upon the growth in population, income levels, deposits and housing starts in our primary market areas. If the communities in which we operate do not grow, or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. Unpredictable economic conditions may have an adverse effect on the quality of our loan portfolio and our financial performance.

Economic recession over a prolonged period or other economic problems in our market areas could have a material adverse impact on the quality of the loan portfolio and the demand for our products and services. Future adverse changes in the economies in our market areas may have a material adverse effect on our financial condition, results of operations or cash flows. Further, the banking industry in Georgia is affected by general economic conditions such as inflation, recession, unemployment and other factors beyond our control. As a community bank, we are less able to spread the risk of unfavorable local economic conditions than larger or more regional banks. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our primary market areas even if they do occur. See “Business” on page 54.

We are subject to extensive regulation that could limit or restrict our activities and impose financial requirements or limitations on the conduct of our business, which limitations or restrictions could adversely affect our profitability.

As a bank holding company, we are primarily regulated by the Board of Governors of the Federal Reserve System (“Federal Reserve Board”). Atlantic Southern Bank is primarily regulated by the Federal Deposit Insurance Corporation (the “FDIC”) and the Georgia Department of Banking and Finance. Our compliance with Federal Reserve Board, FDIC and Department of Banking and Finance regulations is costly and may limit our growth and restrict certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capital requirements of our regulators.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

The Sarbanes-Oxley Act, the related rules and regulations promulgated by the SEC that currently apply to us and the related exchange rules and regulations, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices. As a result, we may experience greater compliance costs.

Changes in monetary policies may have an adverse effect on our business, financial condition and results of operations.

Our financial condition and results of operations are affected by credit policies of monetary authorities, particularly the Federal Reserve Board. Actions by monetary and fiscal authorities, including the Federal Reserve Board, could have an adverse effect on our deposit levels, loan demand or business and earnings. See “Supervision and Regulation” on page 71.

Environmental liability associated with lending activities could result in losses.

In the course of our business, we may foreclose on and take title to properties securing our loans. If hazardous substances are discovered on any of these properties, we may be liable to governmental entities or third parties for the costs of remediation of the hazard, as well as for personal injury and property damage. Many environmental laws can impose liability regardless of whether we knew of, or were responsible for, the contamination. In addition, if we arrange for the disposal of hazardous or toxic substances at another site, we may be liable for the costs of cleaning up and removing those substances from the site, even if we neither own nor operate the disposal site. Environmental laws may require us to incur substantial expenses and may materially limit the use of properties that we acquire through foreclosure, reduce their value or limit our ability to sell them in the event of a default on the loans they secure. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability.

Risks Related to This Offering

Although our stock currently trades on the OTCBB, there has been only light trading of our common stock, and our stock price may trade below the offering price.

The price per share at which we sell our common stock may be more or less than the market price of our common stock currently trading on the OTCBB, on the date the stock offering is consummated. If the actual purchase price is less than the market price for the shares of common stock, some purchasers in the stock offering may be inclined to immediately sell shares of common stock to attempt to realize a profit. Any such sales, depending on the volume and timing, could cause the market price of our common stock to decline. Additionally, because stock prices generally fluctuate over time, there is no assurance purchasers of common stock in this offering will be able to sell shares after the offering at a price equal to or greater than the actual purchase price. Purchasers should consider these possibilities in determining whether to purchase shares of common stock and the timing of any sale of shares of common stock. Moreover, an active public market may not develop or be sustained after the offering. A public trading market, which has the desired characteristics of depth, liquidity and orderliness, depends upon the presence in the marketplace of willing buyers and sellers of our common stock at any given time. The presence of willing buyers and sellers is dependent upon the individual decisions of investors over which neither we nor any market maker has any control. If an active trading market for our common stock does not develop, it may be difficult for you to sell your shares of common stock.

You will experience immediate and substantial dilution of the book value of your shares of our common stock and may suffer future dilution of your share ownership due to the issuance of additional shares of our common stock in the future.

Purchasers in this offering will experience immediate dilution in the net tangible book value of our common stock from the offering price of $30.00 per share. To the extent we raise additional capital by issuing equity securities in the future, our shareholders may experience additional dilution. Our Board of Directors may determine, from time to time, a need to obtain additional capital through the issuance of additional shares of common stock or other securities. We may issue additional securities at prices or on terms less favorable than or equal to the public offering price and terms of this offering. Additional dilution may also occur upon the exercise of warrants or of options granted by us under our stock incentive plan. See “Management—Executive Compensation and Other Benefits” on page 65.

Holders of our junior subordinated debentures have rights that are senior to those of our common stockholders.

We have supported our continued growth by issuing trust preferred securities from a special purpose trust and accompanying junior subordinated debentures. As of September 30, 2005, we had outstanding trust preferred securities totaling $10.0 million. We unconditionally guaranteed the payment of principal and interest on the trust preferred securities. Also, the junior debentures we issued to the special purpose trust that relate to those trust preferred securities are senior to our common stock. As a result, we must make payments on the junior subordinated debentures before we can pay any dividends on our common stock. In the event of our bankruptcy, dissolution or liquidation, holders of our junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We do have the right to defer distributions on our junior subordinated debentures (and related trust preferred securities) for up to five years, but during that time we would not be able to pay dividends on our common stock.

The market price of our common stock will fluctuate and could fluctuate significantly, causing our common stock to trade at prices below the public offering price.

If a market develops for our common stock after the offering, we may experience significant volatility in the market price of our common stock. Factors that may affect the price of our common stock include the depth and liquidity of the market for our common stock, investor perception of our financial strength, conditions in the banking industry such as credit quality and monetary policies, and general economic and market conditions. Our quarterly results of operations, changes in analysts’ earnings estimates, changes in general conditions in the economy or financial markets or other developments affecting us could cause the market price of our common stock to fluctuate substantially. In addition, from time to time stock markets experience extreme price and volume fluctuations. This volatility may significantly affect the market price of our common stock for reasons unrelated to our operating performance.

We have not paid a dividend since our inception and our ability to pay dividends is limited and we may be unable to pay future dividends. As a result, capital appreciation, if any, of our common stock may be your sole opportunity for gains on your investment for the foreseeable future.

We have not paid dividends, do not anticipate paying dividends for the foreseeable future, nor do we make any assurances that we will pay any dividends in the future. Any future determination relating to dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, regulatory restrictions and other factors that our Board of Directors may deem relevant. The holders of our common stock are entitled to receive dividends when, and if declared by our Board of Directors out of funds legally available for that purpose. As part of our consideration to pay cash dividends, we intend to retain adequate funds from future earnings to support the development and growth of our business. In addition, our ability to pay dividends is restricted by federal policies and regulations. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. Further, our principal source of funds to pay dividends is cash dividends that we receive from the bank. The payment of dividends by the bank to us is subject to restrictions imposed by banking laws, regulations and authorities. See “Supervision and Regulation” on page 71.

We have broad discretion to use the net proceeds of this offering.

We expect to use a substantial portion of the net proceeds to enhance and support the equity capital of our bank. We intend to retain the balance of the net proceeds. The net proceeds retained by us will be used for working capital and other general corporate purposes, including providing additional contributions to the bank’s capital as needed to support future loan production and asset growth, branch expansion in new and existing markets, and potential acquisitions to expand our retail branch network. Accordingly, we will have broad discretion as to the application of such proceeds. You will not have an opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use these net proceeds. Our failure to use these funds effectively could have an adverse effect on our financial condition and results of operations.

Preemptive rights are not available to the holders of our common stock; therefore, you may not have the opportunity to participate in future offerings of our common stock.

Holders of our common stock do not have any preemptive rights. Therefore, holders of our common stock will not be able to maintain their current percentage equity interest if we decide to issue more common stock.

Our directors and executive officers own a significant portion of our common stock and can influence stockholder decisions.

Our directors and executive officers, as a group, beneficially owned approximately 37.7% of our fully diluted outstanding common stock as of December 31, 2005. As a result of their ownership, the directors and executive officers will have the ability, by voting their shares in concert, to influence the outcome of all matters submitted to our stockholders for approval, including the election of directors.

Our profitability could be adversely affected if we are unable to promptly deploy the capital raised in the offering.

We may not be able to immediately deploy all of the capital raised in the offering. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins than we generally earn on loans, potentially adversely affecting stockholder returns, including net income per share, return on assets and return on equity.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus, including, without limitation, matters discussed under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” are “forward-looking statements”. Forward-looking statements relate to future events or our future financial performance and include statements about the competitiveness of the banking industry, potential regulatory obligations, our entrance and expansion into other markets, our other business strategies and other statements that are not historical facts. Forward-looking statements are not guarantees of performance or results. When we use words like “may,” “plan,” “contemplate,” “anticipate,” “believe,” “intend,” “continue,” “expect,” “project,” “predict,” “estimate,” “could,” “should,” “would,” “will,” and similar expressions, you should consider them as identifying forward-looking statements, although we may use other phrasing. These forward-looking statements involve risks and uncertainties and are based on our beliefs and assumptions, and on the information available to us at the time that these disclosures were prepared.

These forward-looking statements involve risks and uncertainties and may not be realized due to a variety of factors, including, but not limited to the following:

•       the challenges, costs and complications associated with the continued development of our branches;

•       the potential that loan charge-offs may exceed the allowance for loan losses or that such allowance will be increased as a result of factors beyond the control of us;

•       our dependence on senior management;

•       competition from existing financial institutions operating in our market areas as well as the entry into such areas of new competitors with greater resources, broader branch networks and more comprehensive services;

•       adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions);

•       changes in deposit rates, the net interest margin and funding sources;

•       inflation, interest rate, market and monetary fluctuations;

•       risks inherent in making loans including repayment risks and value of collateral;

•       the strength of the United States economy in general and the strength of the local economies in which we conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on our loan portfolio and allowance for loan losses;

•       fluctuations in consumer spending and saving habits;

•       the demand for our products and services;

•       technological changes;

•       the challenges and uncertainties in the implementation of our expansion and development strategies;

•       the ability to increase market share;

•       the adequacy of expense projections and estimates of impairment loss;

•       the impact of changes in accounting policies by the SEC;

•       unanticipated regulatory or judicial proceedings;

•       the potential negative effects of future legislation affecting financial institutions (including without limitation laws concerning taxes, banking, securities and insurance);

•       the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;

•       the timely development and acceptance of products and services, including products and services offered through alternative delivery channels such as the Internet;

•       the impact on our business, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts;

•       other factors described in this report and in other reports we have filed with the SEC;

•       our success at managing the risks involved in the foregoing; and

•       national and local economic conditions, including hurricanes and natural disasters and their effect on the economy and viability of Georgia’s coastal region.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this Cautionary Note. Our actual results may differ significantly from those we discuss in these forward-looking statements.

For other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in these forward-looking statements, please read the “Risk Factors” section of this prospectus beginning on page 7.

THE OFFERING

General

Atlantic Southern Financial Group is offering 666,666 shares of common stock at a price of $30.00 per share. We expect that our directors and executive officers will purchase a total of approximately 109,200 shares of common stock in this offering, which would result in their collective beneficial ownership of approximately 25.5% of our outstanding common stock (or 34.1% if all shares subject to previously granted options and warrants are included).

The shares are being offered until November 1, 2006, unless we decide to end the offering sooner or extend the offering as described under “Expiration Date” below. There is no minimum number of shares that must be sold in order to close the offering.

Plan of Distribution

We plan to market our shares by delivering a copy of the prospectus with a brief cover letter from our Chief Executive Officer to our existing shareholders and to potential investors, consisting principally of Bank employees, customers and prospects. All communications regarding the offering will be coordinated, issued and authorized by our Chief Executive Officer, although our officers and directors will assist in the offering process by informing our Chief Executive Officer of inquiries they receive regarding the offering, responding to routine inquiries regarding the offering terms and providing the necessary administrative support.

The offering is not underwritten. Our officers and directors will offer and sell the common stock on a best efforts basis and will not receive any commissions or other compensation for soliciting sales of the common stock. They will, however, be reimbursed for reasonable expenses they incur in the offering. None of our officers or directors who will participate in the offering is employed by, or has had within the last 12 months, a direct or indirect control relationship with a securities broker or dealer. Each performs substantial duties on our behalf that do not involve the offer or sale of securities and has not participated in any sales of our securities for the past 12 months, except in connection with grants of securities under employee benefit plans. Based on these factors, we are relying on the exemption from broker/dealer registration provided under Rule 3a4-1 of the Securities Exchange Act of 1934, as amended, for the participation of our officers and directors in this offering on the terms described in this prospectus. We also believe, based on these factors, that our officers, directors and employees are not “underwriters” for purposes of federal securities laws. If they are determined to be such, however, we will indemnify them against any liabilities or expenses they may incur as a result of their selling efforts in the offering.

Purpose of the Offering

We are conducting this offering to provide additional capital to support asset growth and further develop our product and service offerings. We also believe the offering will provide greater liquidity and marketability for our common stock, increase community awareness of Atlantic Southern Financial Group and our subsidiary Atlantic Southern Bank, and potentially broaden our shareholder base.

How to Purchase Shares in the Offering

If you wish to invest, you must:

1.                Complete, date and sign the applicable subscription agreement included with this prospectus.

2.                Make a check payable to “Atlantic Southern Financial Group” in an amount equal to the subscription price of $30.00 multiplied by the number of shares you wish to purchase.

3.                Return the completed subscription agreement and check to Atlantic Southern Financial Group, P.O. Box 27150, Macon, Georgia 31221, or Atlantic Southern Bank, 4077 Forsyth Road, Macon, Georgia 31210, Attention: Mark Stevens.

After the Expiration Date, we will promptly refund all subscription funds submitted by investors whose subscriptions are rejected for any reason.

Upon our receipt, all subscription agreements will become binding on and irrevocable by the applicable subscriber.

Expiration Date

This offering will expire at the earlier of 5:00 p.m., Eastern Time, on November 1, 2006, or the date on which we have accepted subscriptions for all of the offered shares, unless we choose to end the offering sooner or extend the offering period. We will not in any event extend the offering beyond December 31, 2006. Our decision to end or extend the offering or any portion thereof will be based on demand for the shares. We will promptly publish a press release or otherwise notify you if we change the expiration of the offering. The date on which the offering ends, plus any extensions, is referred to in this prospectus as the “Expiration Date.”

Acceptance of Subscriptions

We have the right, in our sole discretion, to accept or reject any subscription in whole or in part on or before the Expiration Date. If we do not accept all or a portion of a subscriber’s subscription, we will notify that subscriber promptly after the Expiration Date and return the unaccepted portion of his or her subscription funds, without interest.

Issuance of Stock Certificates

Promptly after acceptance of a subscription, we will issue a stock certificate representing the shares purchased by the subscriber in this offering. We will follow the instructions contained in the accepted subscription agreements when we issue the stock certificate.

Determination of Offering Price

Our board of directors established the offering price of $30.00 per share, which is equal to approximately 2.96 times Atlantic Southern Financial Group’s $10.13 book value per share at March 31, 2006. The board considered a number of factors in setting the price, including:

•       the history of, and prospects for, the banking industry and our bank in our market area;

•       the “price to book” value multiples represented by the offering price;

•       the prices at which the common stock has, to its knowledge, most recently been sold;

•       the prevailing market and general economic conditions;

•       our results of operations in recent periods;

•       the “price to earnings” and “price to book” value multiples of publicly traded common stock of comparable companies;

•       our current financial position, including, but not limited to, our shareholders’ equity and the composition of assets and liabilities reflected on our balance sheet;

•       our business potential and prospects in our principal market areas;

•       available data regarding market prices of de novo bank stocks;

•       an assessment of our management; and

•       the history of, and prospects for, the industry in which we operate.

In determining the final price, the factors described above were not assigned any particular weight. Rather, these factors were  considered as a totality in setting our offering price. For a discussion of historical trading activity in our common stock, see “Price Range of Common Stock and Dividends” on page 25.

USE OF PROCEEDS

Our net proceeds from the sale of 666,666 shares of our common stock in this offering will be approximately $19.8 million after deducting estimated offering expenses of $223,140 payable by us.

Our principal reason for the offering at this time, and the primary use of the net proceeds, will be to fund future growth, including opening new de novo branches, purchasing additional land in south Macon, funding future loan demand in existing and new markets, and ensuring sufficient risk-based capital and liquidity for our continued growth. We intend to use any remaining net proceeds for general corporate purposes, which may include, among other things, our working capital needs, investments in the bank and loan production office to support our growth and the expansion of our branch network. While we have no present agreements or definitive plans relating to any acquisitions, we remain open to expanding our market share through this strategy and may pursue an acquisition if we believe an appropriate opportunity arises.

Until we designate the use of the net proceeds, the initial amount of net proceeds will replace maturing liabilities or it will be invested temporarily in liquid short term securities. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors. From time to time, we may engage in additional capital financings as we determine to be appropriate based upon our needs and prevailing market conditions. These additional capital financings may include the sale of securities other than or in addition to common stock.

CAPITALIZATION

The following table shows our capitalization as of December 31, 2005. Our capitalization is presented on four bases: actual and as adjusted to give effect to the receipt of the net proceeds from the offering, assuming in the alternative that 50%, 75%, and 100% of the offered shares are sold. The as adjusted capitalization assumes that we sell the indicated number of shares of common stock at $30.00 per share and that the net proceeds from the offering, after deducting in each case $223,140 of estimated offering expenses payable by us, are: (1) $9.8 million if 50% of the shares are sold; (2) $14.8 million if 75% of the shares are sold; and (3) $19.8 million if 100% of the shares are sold.

The following data should be read together with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	December 31, 2005
	Actual	As Adjusted 100% Sold(2)	As Adjusted 75% Sold(3)	As Adjusted 50% Sold(4)
	(Dollar amounts in thousands, except per share data)
Long-term debt:
Junior subordinated debentures(1)	$10,000	$10,000	$10,000	$10,000
Shareholders’ Equity:
Preferred stock, no par value; 2,000,000 shares authorized; no shares issued and outstanding	$—	$—	$—	$—
Common stock; $5.00 par value; 10,000,000 shares authorized; 2,604,052 shares issued and outstanding; shares issued and outstanding as adjusted.	13,020	16,353	15,520	14,687
Additional paid in capital	12,047	28,491	24,324	20,157
Retained earnings	898	898	898	898
Accumulated other comprehensive loss(5)	(579)	(579)	(579)	(579)
Total shareholders’ equity	$25,386	$45,163	$40,163	$35,163
Book value per share	$9.75	$13.81	$12.94	$11.97
Capital Ratios:
Tier 1 capital to risk adjusted assets	10.21%	15.18%	13.98%	12.74%
Total capital to risk adjusted assets	11.89%	16.77%	15.59%	14.37%
Tier 1 capital to average tangible assets	8.88%	13.30%	12.23%	11.12%

(1)          Consists of debt issued in connection with our trust preferred securities. These securities are considered Tier 1 capital (with certain limitations applicable) under current regulatory guidelines.

(2)          As adjusted to give effect for the assumed issuance of 666,666 shares of common stock.

(3)          As adjusted to give effect for the assumed issuance of 500,000 shares of common stock.

(4)          As adjusted to give effect for the assumed issuance of 333,333 shares of common stock.

(5)          Adjusted for a mark-to-market entry relating to our Interest Rate Floors. As of December 31, 2005, approximately 63% of the Company’s loans contained contractual floors, and the Company had cash flow hedges with a notional amount of approximately $20 million for the purpose of added protection to the Company in the event of declining interest rates. As of December 31, 2005, the Company recorded an asset of approximately $144 thousand for the fair value of these instruments.

SELECTED CONSOLIDATED FINANCIAL DATA

Our selected consolidated financial data is presented below as of and for the years ended December 31, 2001 through 2005. The selected consolidated financial data presented below as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, are derived from our audited financial statements and related notes included in this prospectus and should be read in conjunction with the consolidated financial statements and related notes, along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 26. The selected consolidated financials as of December 31, 2003, 2002, and 2001, and for the two yeasr ended December 31, 2002, have been derived from our audited financial statements that are not included in this prospectus. The shares outstanding and per share financial data presented below has been adjusted to give effect to the 3-for-2 stock split in the form of a stock dividend effected on September 30, 2005.

In January 2005, shareholders of Atlantic Southern Bank exchanged their common stock in Atlantic Southern Bank for common stock in the newly formed holding company, Atlantic Southern Financial Group. The transaction was accounted for on historical carrying amounts. The consolidated financial statements as of December 31, 2005 include the accounts of Atlantic Southern Financial Group and its wholly-owned subsidiary, Atlantic Southern Bank. Year end data for 2004, 2003, 2002, and reflect financial data for Atlantic Southern Bank.

	As of and for the Years Ended December 31,
	2005	2004(1)	2003(1)	2002(1)	2001(1)(3)
	(Amounts in thousands, except share and per share amounts)
Income Statement Data:
Total interest and dividend income	$ 21,624	$ 10,591	$ 6,076	$ 2,622	$ 22
Gross interest expense	8,628	3,241	2,149	1,067	4
Net interest income before provision for loan losses	12,996	7,350	3,927	1,555	18
Provision for loan losses	1,493	1,377	808	725	25
Net interest income after provision for loan losses	11,503	5,973	3,119	830	(7)
Noninterest income	1,186	387	212	70	—
Noninterest expense	6,693	3,760	2,438	1,641	465
Income (loss) before income taxes	5,996	2,600	893	(741)	(472)
Income tax provision (benefit)	2,111	938	(16)	4	—
Income (loss) before extraordinary item	3,885	1,662	909	(745)	(472)
Net income (loss)	$ 3,885	$ 1,662	$ 909	$ (745)	$ (472)
Per Common Share:(2)
Net income (loss)—basic	$ 1.49	$ 0.71	$ 0.51	$ (0.62)	$ (0.39)
Net income (loss)—diluted	1.33	0.67	0.49	(0.62)	(0.39)
Cash dividends declared	—	—	—	—	—
Book value	9.75	8.44	7.09	5.73	6.27

(1)           Atlantic Southern Bank only. The holding company reorganization was completed on January 3, 2005.

(2)           Adjusted for stock split (2,604,052 basic shares outstanding and 2,878,491 diluted shares outstanding).

(3)           Atlantic Southern Bank began banking operations on December 10, 2001.

	As of and for the Years Ended December 31,
	2005	2004(1)	2003(1)	2002(1)	2001(1)(2)
	(Dollar amounts in thousands, except per share amounts)
Period End Balances:
Loans (net of loan loss reserve)	$ 327,291	$ 225,482	$ 134,277	$ 67,461	$ 2,138
Earning assets(5)	374,129	251,250	4,152	3,434	949
Total assets	388,710	263,317	161,280	79,606	12.593
Deposits	334,575	221,248	140,220	70,706	5,042
Shareholders’ equity	25,386	21,966	14,403	6,882	7,528
Shares outstanding—basic	2,604,052	2,343,982	1,778,983	1,200,000	1,200,000
Shares outstanding—diluted(6)	2,911,930	2,493,247	1,869,027	1,200,000	1,200,000
Average Balances:
Loans	$ 285,244	$ 176,609	$ 103,107	$ 37,021	$ 76
Earning assets(5)	315,777	194,752	115,215	45,545	355
Total assets	329,750	203,266	121,053	49,063	10,076
Deposits	279,315	170,766	105,247	41,425	214
Shareholders’ equity	22,845	18,446	11,820	7,105	7,659
Shares outstanding—basic	2,604,052	2,343,982	1,778,983	1,200,000	1,200,000
Shares outstanding—diluted(6)	2,911,930	2,493,247	1,869,027	1,200,000	1,200,000
Performance Ratios:
Return on average assets	1.18%	0.82%	0.75%	(1.52)%	(55.43)%
Return on average equity	17.15	9.02	7.68	(10.49)	(73.85)
Net interest margin, taxable equivalent	4.26	3.78	3.41	3.41	—
Efficiency ratio(3)	47.19	48.60	59.25	100.93	910.48
Average loans to average deposits	99.43	103.42	97.97	89.37	35.51
Average equity to average assets	6.86	8.34	9.76	14.48	76.01
Capital Ratios:
Dividend payout ratio	0.00%	0.00%	0.00%	0.00%	0.00%
Tier 1 capital to risk adjusted assets	10.21	9.06	9.96	9.26	146.77
Total capital to risk adjusted assets	11.89	10.21	11.03	10.28	147.26
Tier 1 capital to average tangible assets	8.88	8.91	9.49	9.32	74.67
Asset Quality Ratios:
Nonperforming assets to total assets(4)	0.07%	0.05%	0.00%	0.00%	0.00%
Loan loss reserve to nonperforming assets(4)	1445.99	2043.80	—	—	—
Net loans charged-off to average loans	0.07	0.07	0.00	0.00	0.00
Provision for loan loss to average loans	.52	0.78	0.78	1.95	32.89

(1)           Atlantic Southern Bank only.  The holding company reorganization was completed on January 3, 2005.

(2)           Atlantic Southern Bank began banking operations on December 10, 2001.

(3)           Noninterest expense divided by the sum of net interest income and noninterest income.

(4)           Nonperforming assets include non-accrual loans and loans over 90 days past due. During the fiscal years 2001 to 2003, the Bank did not have any nonperforming assets.

(5)           Earnings Assets are determined by adding loans, mortgage loans held for sale, investment securities, deposits at the Federal Home Loan Bank, federal funds sold, and cash surrender value of life insurance.

(6)           Shares outstanding—diluted are computed by taking the net income applicable to common stock divided by average number of common shares outstanding with the effect of dilutive options and warrants, etc.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

In February 2004, our stock began trading on the OTC Bulletin Board. Prior to that time, our common stock was infrequently traded in private transactions. Although our common stock is quoted on the OTC Bulletin Board, there has been limited trading, at widely varying prices, and trading to date has not created an active market for our common stock. Thus, the prices at which trades occurred since being quoted on the OTC Bulletin Board may not be representative of the actual value of our common stock.

We are aware of sporadic trades during 2006 with split-adjusted prices ranging from $29.00 to $40.00, and prices ranging from $10.33 to $24.50 during 2005, and sporadic trades during 2004 with split-adjusted prices ranging from $9.33 to $11.33. Our common stock is currently trading on the OTC Bulletin Board under the symbol “ASFN.OB”.  The last reported sale price of our common stock on April 27, 2006 was $29.00. As of December 31, 2005, we had 2,604,052 shares of common stock outstanding and approximately 901 shareholders of record.

Holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose. However, we have not declared a dividend since our inception, and we do not expect to pay dividends in the foreseeable future. Instead, we anticipate that all of our earnings, if any, will be used for working capital, to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, regulatory restrictions and other factors that our Board of Directors may deem relevant.

There are a number of restrictions on our ability to pay cash dividends. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company’s ability to serve as a source of strength to its banking subsidiaries. For a foreseeable period of time, our principal source of cash will be dividends paid by the bank with respect to its capital stock. There are certain restrictions on the payment of these dividends imposed by banking laws, regulations and authorities. See “Supervision and Regulation—Payment of Dividends” on page     .

The declaration and payment of dividends on our common stock will depend upon our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to our common stock and other factors deemed relevant by our Board of Directors. As of December 31, 2005, an aggregate of approximately $2.1 million was available for payment of dividends by the bank to us under applicable regulatory restrictions, without regulatory approval. Regulatory authorities could impose administratively stricter limitations on the ability of the bank to pay dividends to us if such limits were deemed appropriate to preserve certain capital adequacy requirements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Consolidated Financial Data” and our financial statements and notes included in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus.  Reference should be made to those statements and the selected financial data presented elsewhere in this prospectus for an understanding of the following discussion and analysis.  Historical results of operations and any trends which may appear are not necessarily indicative of the results to be expected in future years, and our actual results could differ materially from those discussed in this prospectus.

We acquired our only asset, the common stock of the bank, as of January 3, 2005, and all information for 2004 is information regarding the bank.  In addition, all per share data has been retroactively adjusted for the 3-for-2 stock split in the form of a 50 percent stock dividend effected on September 30, 2005.

Overview

We are a bank holding company and our principal asset is our ownership of Atlantic Southern Bank.  Accordingly, our results of operations are primarily dependent on the results of the operations of the bank.

Through Atlantic Southern Bank, we conduct a commercial banking business, which consists of attracting deposits from the general public and applying those funds to the origination of commercial, consumer and real estate loans (including commercial loans collateralized by real estate). We have experienced substantial growth in our loan portfolio and deposits since inception. Our profitability depends significantly on net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) less the interest expense incurred on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rate paid on these balances.

Since we opened in December of 2001, we have experienced consistent growth in total assets, deposits, loans and shareholders equity. We experienced our first quarterly profit in the first quarter of 2003, and we have been profitable in each subsequent quarter that has ended prior to the date of this prospectus. We became cumulatively profitable in the first quarter of 2004.

The following table sets forth selected measures of our financial performance for the periods indicated.

	As of and for the Years Ended December 31,
	2005	2004	2003	2002	2001
	(Dollar amounts in thousands, except per share amounts)
Total revenues(1)	14,152	7,737	4,139	1,625	18
Net income (loss)	3,885	1,662	909	(745)	(472)
Total assets	388,710	263,317	161,280	79,606	12,593
Total loans	327,291	225,482	134,277	67,461	2,138
Total deposits	334,575	221,248	140,220	70,706	5,042

(1)          Total revenues equal net interest income plus total noninterest income.

We believe that our net income will continue to improve throughout 2006 as a result of our growth through branching and marketing efforts in 2005 and through our anticipated growth in 2006. As of February 28, 2006 our total assets have exceeded $425 million.

Critical Accounting Policies

Our accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. Critical accounting policies include the initial adoption of an accounting policy that has a material impact on our financial presentation as well as accounting estimates reflected in our financial statements that require us to make estimates and assumptions about matters that were highly uncertain at the time. Disclosure about critical estimates is required if different estimates that we reasonably could have used in the current period would have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Accounting policies related to the allowance for loan losses represent a critical accounting estimate for us. The allowance for loan losses is maintained at a level which, in management’s judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions and other risks inherent in the portfolio. A loan is considered impaired, based on current information and events, if it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Uncollateralized loans are measured for impairment based on the present value of expected future cash flows discounted at the historical effective interest rate, while all collateral-dependent loans are measured for impairment based on the fair value of the collateral. The bank uses several factors in determining if a loan is impaired. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. The internal asset classification procedures include a thorough review of significant loans and lending relationships and include the accumulation of related data. This data includes loan payment status, borrowers' financial data, and borrowers' operating factors such as cash flows, operating income or loss, etc.

The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. Increases and decreases in the allowance due to changes in the measurement of the impaired loans are included in the provision for loan losses. Loans continue to be classified as impaired unless they are brought fully current and the collection of scheduled interest and principal is considered probable. When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance and subsequent recoveries, if any, are credited to the allowance.

Management's periodic evaluation of the adequacy of the allowance also considers impaired loans and takes into consideration the bank’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay, estimated value of any underlying collateral, and current economic conditions. While management believes that it has established the allowance in accordance with generally accepted accounting principles and has taken into account the views of its regulators and the current economic environment, there can be no assurance that in the future the bank’s regulators or its economic environment will not require further increases in the allowance.

Recent Developments

On April 20, 2006, we announced our first quarter financial results. For the first quarter, net income rose to $1,060,000, an increase of $438,000 or 70% as compared to a year ago. Diluted earnings per share of $0.36 increased $0.13 from $0.23 a year earlier. Total non-interest income was $378,000 for the first quarter of 2006 as compared to $178,000, an increase of $200,000 or 112% a year earlier. At March 31, 2006, total loans stood at $368.8 million, an increase of 40% from a year ago, and the bank’s assets grew by 12% and ended the quarter at $435,806,000 compared to $388,710,000 at December 31, 2005. Finally, we experienced a 56% increase in diluted earnings per share as compared to the first quarter of 2005. All per share figures have been adjusted for the Company’s three-for-two stock split on September 30, 2005.

COMPARISON OF YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

Results of Operations

General

We reported net income for 2005 of $3.89 million versus net income for 2004 and 2003 of $1.66 million and $909 thousand, respectively. In 2005, basic net income was $1.49 per share on approximately 2.6 million shares and $1.33 on approximately 2.91 million weighted average diluted shares outstanding. In 2004, basic net income per share was $0.71 and diluted net income per share was $0.67 on approximately 2.34 million and 2.49 million weighted average basic and diluted shares outstanding, respectively. For 2003, each of basic and diluted earnings per share were $0.51 and $0.49, respectively on approximately 1.79 million weighted average basic and 1.87 million diluted shares outstanding.

Net income in 2005 was above the 2004 level as a result of our enhanced net interest spread and our improved noninterest income. Our overhead also increased in 2005 because we opened one new full service bank branch, one “drive-thru” only banking office and one loan production office. As of December 31, 2005, we had 5 banking offices and 66 full time equivalent employees. Although, we expect to continue to expand our branch network and our employee force throughout 2006, we are mindful of the fact that growth and increasing the number of branches adds expenses (such as administrative costs and occupancy, salaries and benefits expenses) before earnings.

The following table summarizes the components of income and expense and the changes in those components for the past three years.

Condensed Consolidated Statements of Income

	For the Years Ended December 31,
	2005	Change From Prior Year	Percent Change	2004	Change From Prior Year	Percent Change	2003
	(Dollar amounts in thousands)
Gross interest income	$21,624	$11,033	104.2%	$10,591	$4,515	74.3%	$6,076
Gross interest expense	8,628	5,387	166.2%	3,241	1,092	50.8%	2,149
Net interest income	12,996	5,646	76.8%	7,350	3,423	87.2%	3,927
Provision for loan losses	1,493	116	8.4%	1,377	569	70.4%	808
Net interest income after provision for loan losses	11,503	5,530	92.6%	5,973	2,854	91.5%	3,119
Noninterest income	1,186	799	206.4%	387	175	82.5%	212
Noninterest expense	6,693	2,933	78.0%	3,760	1,322	54.2%	2,438
Income (loss) before income taxes	5,996	3,396	130.6%	2,600	1,707	191.2%	893
Income tax provision	2,111	1,173	125.0%	938	954	59.6%	(16)
Income (loss) before extraordinary item	3,885	2,223	133.7%	1,662	753	82.8%	908
Extraordinary gain on business combination, net of tax	—	—	—	—	—	—	—
Net income	$3,885	$2,223	133.7%	$1,662	$753	82.8%	$908

Further explanation, with year-to-year comparisons of the income and expense, is provided below.

Net Interest Income

In 2005, net interest income was $13.0 million or 77% more than the 2004 level of $7.35 million, which in turn was 87% more than the 2003 level of $3.93 million.

Our results of operations are determined by our ability to effectively manage interest income and expense, to minimize loan and investment losses, to generate noninterest income and to control noninterest expense. Since interest rates are determined by market forces and economic conditions beyond our control, our ability to generate interest income is dependent upon the bank’s ability to obtain an adequate spread between the rate earned on earning assets and the rate paid on interest-bearing liabilities. Thus, a key performance measure for net interest income is the interest margin or net yield, which is taxable-equivalent net interest income divided by average earning assets.

We monitor and evaluate the effect of certain risks on our earnings and seek balance between the risks assumed and returns sought. Some of these risks include interest rate risk, credit risk and liquidity risk. One of the indicators for our interest rate sensitivity position is the measurement of the difference between its rate-sensitive assets and rate-sensitive liabilities, which is referred to as the “gap.” A gap analysis displays the earliest possible repricing opportunity for each asset and liability category based upon contractual maturities and repricing. We have established an asset/liability committee which monitors the Bank’s interest rate sensitivity and makes recommendations to the board of directors for actions that need to be taken to maintain a targeted gap range. An analysis is made of the Bank’s current cumulative gap each month by management and presented to the board quarterly for a detailed review.

Interest income in 2005 was $21.6 million, a 104% increase over the 2004 level of $10.6 million, which was 74% more than the $3.45 million earned in 2003. Year-to-year increases since 2003 are due to the annual increases in the volume of earning assets. Average earning assets in 2005 were $315.8 million, an increase of $121 million or 62.2% from 2004 average earning assets. The increase from 2003 to 2004 was $79.5 million or 69.01%. In 2005, our earning assets increased due to increases in the volume of originated loans and interest rates. The yield on earning assets increased by 143 basis points in 2005 to 6.87% from 5.44% in 2004; the yield on earning assets increased in 2004 by 16 basis points from the 2003 level of 5.44%. The changes in the yield rates relate to our changing the mix of earning assets and the Federal Reserve Board changing the federal funds rate and discount rate.

Total interest expense was $8.63 million in 2005 compared to $3.24 million in 2004, or a 166.4% increase over the 2004 level. Interest expense increased in 2005 compared to 2004 because of the additional volume of interest bearing liabilities and the increase in interest rates. Average interest bearing liabilities increased $108.7 million or 65% from 2004 to 2005. The increase from 2003 to 2004 was $75.2 million or 58%. The increase in interest bearing liabilities in 2005 was due to our market penetration and the issuance of brokered CDs. Brokered CDs represent $70.4 million of deposit growth in 2005 compared to $49.6 million in 2004. The average interest rate paid on brokered CDs was approximately the same as the rate paid on the retail CDs. The average rate paid on average interest bearing liabilities increased 105 basis points from 1.92% in 2004 to 2.97% in 2005 and decreased from 2.15% in 2003 to 1.92% in 2004, a decrease of 23 basis points. The rate changes in 2005, 2004 and 2003 in large part resulted from Federal Reserve Board interest rate policy changes and the associated repricing characteristics of our interest bearing liabilities. Absent any competitive pricing pressures, we feel that the average rate we pay on interest bearing liabilities will increase as our time deposits mature and reprice at current market levels, which have risen as a result of the Federal Reserve Board’s rate increase initiative.

Our net interest rate spread was 3.90% in 2005, 3.52% in 2004, and 3.12% in 2003, while our net interest margin was 4.26% in 2005, 3.78% in 2004, and 3.41% in 2003. The increased net interest margin from 2004 to 2005 was due to (1) our earning assets repricing faster than our interest bearing liabilities in an increasing interest rate environment and (2) changes in the mix of our earning assets (we invested federal funds sold into higher yielding assets such as loans and investment securities). Average interest bearing liabilities as a percentage of average earning assets was 87.7% in 2005, 86.4% in 2004, and 86.4% in 2004.

At the beginning of 2002, the federal funds rate and the prime lending rate were 1.75% and 4.75%, respectively. In 2002, the Federal Reserve Board lowered its target federal funds rate 50 basis points, which effectively decreased the federal funds rate and the prime lending rate to 1.25% and 4.25%, respectively. In 2003, the Federal Reserve Board lowered its target federal funds rate by 25 basis points, which effectively decreased the federal funds rate and the prime leading rate to 1.00% and 4.00%, respectively. During 2004, the Federal Reserve Board raised the target federal funds rate five times by a total of 125 basis points, from 1.00% to 2.25%. During 2005, the Federal Reserve Board has raised the target federal funds rate eight times by a total of 200 basis points to 4.25%.

Average Consolidated Balance Sheets and Net Interest Analysis

The following table sets forth, for the fiscal years ended December 31, 2005, 2004, and 2003, the daily average balances outstanding for the major categories of earning assets and interest-bearing liabilities and the average interest rate earned or paid thereon. Except for percentages, all data is in thousands of dollars.

	Year ended December 31,
	2005			2004			2003
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollar amounts in thousands)
Earning Assets
Loans, net of unearned income (a)(b)	$285,244	$20,471	7.19%	176,609	10,040	5.67%	103,107	5,744	5.57%
Federal funds sold	3,619	112	3.11%	2,761	36	1.30%	3,366	34	1.01%
Investment securities—taxable(d)	23,289	886	3.80%	14,234	477	3.35%	8,742	298	3.40%
Investment securities—tax-exempt (c)(d)	3,625	124	5.35%	1,148	38	5.21%	0	0	0%
Total Earning Assets	$315,777	$21,593	6.87%	194,752	10,591	5.44%	115,215	6,076	5.27%
Non-interest-earning assets
Allowance for loan losses	(3,547)			(2,033)			(1,130)
Cash and due from banks	4,348			3,582			2,958
Premises and equipment	6,025			4,080			3,058
Accrued interest receivable	1,837			777			391
Other assets	5,310			2,108			561
Total Assets	$329,750			$203,266			$121,053
Interest bearing liabilities
Interest bearing demand	$39,748	$693	1.74%	$30,149	286	0.95%	$19,978	202	1.01%
Savings	1,422	8	0.54%	1,091	6	0.54%	494	4	0.71%
Time deposits	217,238	6,894	3.17%	124,303	2,723	2.18%	76,279	1,891	2.48%
Total interest bearing deposits	258,408	7,595	2.94%	155,543	3,015	1.93%	96,751	2,097	2.17%
Federal home Loan Bank advances	16,555	549	3.32%	11,823	212	1.79%	2,887	48	1.66%
Other borrowings	1,968	83	4.26%	838	14	1.67%	296	5	1.63%
Total borrowed funds	18,523	632	3.42%	12,661	226	1.78%	3,183	53	1.66%
Total interest-bearing liabilities	$276,931	$8,227	2.97%	168,204	3,241	1.92%	99,934	2,150	2.15%
Non-interest bearing deposits	$20,906			15,223			8,496
Other liabilities	1,677			1,466			795
Stockholder's equity	30,236			18,373			11,828
Total Liabilities and Stockholder's Equity	$329,750			$203,266			$121,053
Net interest revenue		$13,366			7,350			3,926
Net interest spread			3.90%			3.52%			3.12%
Net interest margin			4.26%			3.78%			3.41%

(1)    Net interest revenue is computed by subtracting the expense from the average interest-bearing liabilities from the average earning assets.

(2)    Net interest spread is computed by subtracting the yield from the expense of the average interest-bearing liabilities from the yield from the average earning assets.

(3)    Net interest margin is computed by dividing net interest revenue by average total earning assets.

(4)    Average loans are shown net of unearned income and the allowance for loan losses. Nonaccrual loans are included.

(5)    Interest income includes loan fees as follows (in thousands): 2005 - $1,173; 2004 - $926; 2003 - $566

(6)    Reflects taxable equivalent adjustments using a tax rate of 34 percent.

(7)    Investment securities are stated at amortized or accreted cost.

Rate/Volume Analysis

The following table provides a detailed analysis of the changes in interest income and interest expense due to changes in rate and volume for the years 2005 compared to 2004 and for the year 2004 compared to year 2003.

	2005 Compared to 2004			2004 Compared to 2003
	Changes due to(a)			Changes due to(a)
	Volume	Yield/ Rate	Net Change	Volume	Yield/ Rate	Net Change
	(Amounts in thousands)
Interest earned on:
Interest earning deposits and fed funds sold	$14	$63	$77	(7)	9	2
Investment securities:
Taxable investment securities	338	71	409	184	(4)	180
Tax-exempt investment securities(b)	85	1	86	38		38
Loans	7,189	3,242	10,431	4,174	105	4,279
Total interest income	$7,626	$3,377	$11,003	4,389	110	4,499
Interest paid on:
Deposits:
Interest bearing demand deposits	$112	$295	$407	$96	$(13)	$83
Savings	2	0	2	3	(1)	2
Time deposits	2,638	1,533	4,171	1,093	(266)	827
Other borrowings	139	267	406	169	4	173
Total interest expense	$2,891	$2,095	$4,986	$1,361	$(276)	$1,085

(a)    Volume and rate components are in proportion to the relationship of the absolute dollar amount of the change in each.

(b)   Reflects taxable equivalent adjustments using a tax rate of 34 percent for 2005, 2004, and 2003 in adjusting interest on nontaxable loans and securities to a fully taxable basis.

The following table shows our assets and equity ratios:

Results of Operations Asset and Equity Analysis

	Years Ended December 31,
	2005	2004	$ Change	% Change
Return on Average Assets	1.18%	0.82%	0.004	43.90%
Return on Average Equity	17.15%	9.02%	0.081	90.13%
Average Equity to Average Assets	6.86%	8.34%	(0.015)	(17.77)%
Yield on Average Earning Assets	6.87%	5.44%	0.014	26.29%
Cost on Average Interest Bearing Liabilities	2.76%	1.76%	0.010	56.82%
Net Yield on Average Earning Assets	3.90%	3.52%	0.004	10.80%
Total Average Stockholder's Equity	$22,653,793	$18,430,144	$4,223,649	22.92%
Total Average Assets	$329,973,214	$202,731,585	$127,241,629	62.76%

The following table shows the significant components of our net income:

Change in Interest Income and Expenses

	Years Ended December 31,
	2005	$ Change	% Change	2004	$ Change	% Change	2003
Interest Income	$21,623,605	$11,032,676	104.17%	$10,590,929	$4,515,179	74.31%	$6,075,750
Interest Expense	8,627,589	5,386,544	166.20%	3,241,045	1,092,058	50.82%	2,148,987
Net Interest Income	12,996,016	5,646,132	76.82%	7,349,884	3,423,121	87.17%	3,926,763
Provision for Loan Losses	1,493,050	116,454	8.46%	1,376,596	568,900	70.43%	807,696
Net Income	3,885,190	2,222,790	133.71%	1,662,400	753,935	82.99%	908,465
Net Income Per Share (Basic)	1.49	0.78	109.86%	0.71	0.20	39.22%	0.51
Net Income Per Share (Diluted)	1.33	0.66	98.51%	0.67	0.18	36.73%	0.49

The increases in interest income and interest expense are primarily due to the continued growth in loans and deposits of the Bank.

Provision for Loan Losses

Our provision for loan losses charged to operations during 2005 was $1.5 million compared to $1.38 million in 2004, and $808 thousand in 2003. In 2005, net charge-offs totaled $143 thousand, which is an increase of $12 thousand over 2004 charge-offs of $131 thousand. Charge-offs in 2003, were $3 thousand. Net charge-offs as a percentage of average loans were 0.05% in 2005, 0.07% in 2004, and 0.00% for 2003 and the bank’s peer group averages (as reported in the December 31, 2005 Uniform Bank Performance Report) were 0.08%, 0.08% and 0.08%, in 2005, 2004 and 2003, respectively.

The increase in our provision for loan losses in 2005 relative to 2004 was a result of our loan growth and our analysis of inherent risks in the loan portfolio in relation to the portfolio’s growth, the level of past due, charged-off, classified and nonperforming loans, as well as general economic conditions. The loan portfolio increased by $103.2 million from year-end 2004 to year-end 2005, compared to an increase of $92.4 million from year-end 2003 to year-end 2004. Excluding maturities, prepayments and payoffs, our loan growth is organic and is a result of the marketing efforts of our loan officers.

The primary objective of the loan review function is to monitor effectively and efficiently the quality of our loan portfolio, determine compliance with applicable laws and regulations, assess loan policies and procedures, validate the internal loan risk management system and provide enhancements to strengthen our credit culture. The Loan Committee reports its findings directly to our Board of Directors. In 2005 our Loan Committee evaluated $225 million of our loans or approximately 69% of our loan portfolio’s 2005 average size.

The loan portfolio is reviewed periodically to evaluate the outstanding loans and to measure the performance of the portfolio and the adequacy of the allowance for loan losses. This analysis includes a review of delinquency trends, actual losses and internal credit ratings. Management’s judgment as to the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable, but which may or may not be reasonable. However, because of the inherent uncertainty of assumptions made during the evaluation process, there can be no assurance that loan losses in future periods will not exceed the allowance for loan losses, or that additional allocations to the allowance will not be required.

Management takes a number of factors into consideration when determining the additions to be made to the loan loss allowance. Due to our short operating history, we do not yet have a sufficient history of portfolio performance on which to base additions.

Accordingly, management performs an on-going loan review process.  All new loans are risk rated under loan policy guidelines. On a monthly basis, the composite risk ratings are evaluated in a model that assesses the adequacy of the current allowance for loan losses, and this evaluation is presented to our Board of Directors each month.   Large loans are reviewed periodically.  Risk ratings may be changed if it appears that new loans may not have received the proper initial grading or, if on existing loans, credit conditions have improved or worsened.

As the bank matures, the additions to the loan loss allowance will be based more on historical performance, the detailed loan review and allowance adequacy evaluation.

The bank’s policy is to place loans on non-accrual status when it appears that the collection of principal and interest in accordance with the terms of the loan is doubtful.  Any loan which becomes 90 days past due as to principal or interest is automatically placed on non-accrual.  Exceptions are allowed for 90-day past due loans when such loans are well secured and in process of collection.

Noninterest Income

Total noninterest income for 2005 was $1.19 million compared to $387 thousand in 2004, and $212 thousand in 2003.  The following table represents the components of noninterest income for the years ended December 31, 2005, 2004 and 2003.

Noninterest Income

	Years Ended December 31,
	2005	% Change	2004	% Change	2003
Service charges on deposit accounts	$401,616	66.63%	$241,024	78.96%	$134,684
Other service charges, commissions and fees	76,072	64.58%	46,221	39.56%	33,119
Gain on sales/calls of investment securities	—	—	—	(100.00)%	23,822
Income from mortgage fees	441,284	982.35%	40,771	—	—
Other income	267,445	357.01%	58,521	192.87%	19,982
Total noninterest income	1,186,417	206.93%	386,537	82.67%	211,607

Service charges on deposit accounts are evaluated against service charges from other banks in the local market and against the bank’s own cost structure in providing the deposit services.  This income should grow with the growth in the bank’s demand deposit account base.  Other income consists primarily of income from mortgage loan brokerage activity started in 2004.

Total service charges, including non-sufficient funds fees, were $402 thousand, or 34% of total noninterest income for 2005, compared with $241 thousand or 62% for 2004, and $135 thousand or 64% for 2003.  The year-over-year increase in service charges on deposit accounts is directly related to the increase in the number of our core transaction deposit accounts.  During 2005 we had a net gain of 618 accounts.  At year-end 2005 we had 3,202 transaction and savings accounts, and anticipate the number of accounts will continue to increase throughout 2006.

Other service charges, commissions and fees for 2005 was $76 thousand, compared to the 2004 level of $46 thousand and the 2003 level of $33 thousand.  The most significant increases relates to growth of the bank.

Income from mortgage fees for 2005 was $441 thousand, compared to the 2004 level of $41 thousand.  Our mortgage operations department began operations in the fourth quarter of 2004.  In 2005, we originated and sold approximately $25 million mortgages.

Other income for 2005 was $267 thousand, compared to the 2004 level of $59 thousand and the 2003 level of $20 thousand.  The most significant increase relates to growth of the bank.

Noninterest Expense

Total noninterest expense for 2005 was $6.69, compared to $3.76 million in 2004, and $2.44 million in 2003.  The following table represents the major components of noninterest expense for the years ended December 31, 2005, 2004 and 2003.

Noninterest Expense

	Years Ended December 31,
	2005	% Change	2004	% Change	2003
Salaries	$2,516,521	71.20%	$1,469,923	38.58%	$1,076,176
Employee benefits	945,719	86.31%	507,617	143.96%	199,300
Net occupancy expense	385,836	91.17%	201,824	32.57%	152,245
Equipment rental and depreciation of equipment	275,405	49.41%	184,330	18.85%	155,097
Advertising	225,680	73.36%	130,183	49.38%	87,149
Brokerage fees	329,343	158.00%	127,650	157.00%	49,669
Data processing	231,282	29.63%	178,416	53.09%	116,542
Other expenses	1,783,290	85.82%	959,678	59.46%	601,821
Total noninterest expense	6,693,076	78.03%	3,759,621	54.21%	2,437,999

Total salaries and benefits for 2005 increased by 71% over the 2004 level.  The increase in salaries and benefits is related to our branch openings and staff additions to accommodate our growth, which added approximately $950 thousand in salaries and benefits in 2005.  As of December 31, 2005, we had four full service banking offices and one loan production office, with 66 full time equivalent employees; as of December 31, 2004, we had two full service banking offices with 41 full time equivalent employees; and as of December 31, 2003, we had one full service banking office with 26 full time equivalent employees.

Total occupancy expense for 2005 increased by 91% compared with 2004, which was 32.6% more than total occupancy expense in 2003.  The increase in 2005 was due to our opening of the Warner Robins de novo branch, Monroe Street drive through facility, and the relocation of our operations department to a leased facility.  The bank operates from five facilities as of December 2005, compared to two facilities as of December 2004.  The increases in other expenses are not attributable to any one particular item, but represent normal increases based on the level of growth for the bank.  Furniture and equipment expense and communication expense increased in 2004 due to adding one new branch facility.  We expect our occupancy expense to continue to increase in 2006 as we open additional branches.

Data processing expense increased $53 thousand, or 30% from 2004 to 2005, as a result of our growth in loans and deposits, and branch expansion throughout the year.  Data processing expense increased $62 thousand from 2003 to 2004 as a result of our growth in loans and deposits.  Our external data processor is Fidelity Integrated Financial Solutions (formerly Intercept) located in Thomson, Georgia.  The monthly fees associated with data processing are based primarily on transaction volume.  Therefore, as we grow, we believe that data processing costs will increase correspondingly.

Printing, supplies and advertising increased in 2005 due to our branching efforts and our efforts to increase core transaction deposits.

Income Taxes

We recorded income tax expense of $2.11 million in 2005, compared with an income tax expense of $938 thousand in 2004.  In 2003, we recorded a tax benefit of $16 thousand.  Our effective tax rates for 2005, 2004, and 2003 were 35.2%, 36.1%, and -1.8%, respectively.  As of December 31, 2005, our net deferred tax asset was $1.4 million and as of December 31, 2004, it was $716 thousand.

Statement of Financial Condition

We ended 2005 with consolidated assets of $388.7 million, a 47.6% increase over the year end 2004 level of $263.3 million.  Our asset growth is directly related to loan demand, and was funded by deposit growth and the funds available to us for investment.  In 2005, we opened one de novo bank branch and one loan production office.  Our growth can be attributed to our branching efforts and the lending efforts of our senior management lending team.

Loans

Our loan demand continues to be strong.  Total loans increased 45% from year end 2004 to 2005, and 68% from year end 2003 to year end 2004.  The increase in loans in 2005 is attributable to our branching efforts along with the lending efforts of our senior management lending team.  The increase in loans in 2004 is attributable to (1) our experienced senior management lending team, (2) our branching efforts, and (3) the low interest rate environment.  The following table presents a summary of the loan portfolio by category for the last three years.

Loans Outstanding

	As of December 31,
	2005	Percent Change	2004	Percent Change	2003	Percent Change	2002
	(Dollars amounts in thousands)
Commercial	$40,194	5.32%	$38,165	(8.23)%	$41,588	191.0%	$14,290
Real estate—commercial	99,429	36.96	72,596	74.0%	41,727	18.0%	35,360
Real estate—construction	146,305	81.81	80,472	152.3%	31,892	190.1%	10,991
Real estate—mortgage	43,573	29.92	33,539	93.0%	17,377	203.0%	5,735
Installment loans to individuals	2,309	(37.96)	3,722	11.0%	3,353	79.4%	1,869
Total loans	$331,810	45.22%	$228,494	68.1%	$135,937	99.2%	$68,245

Substantially all of our loans are to customers located in Georgia, our immediate market.  We believe that we are not dependent on any single customer or group of customers whose insolvency would have a material adverse effect on our operations.  We also believe that our loan portfolio is diversified among loan collateral types, as noted by the following table.

Loans by Collateral Type

	As of December 31,
	2005	Percent of Loans	2004	Percent of Loans	2003	Percent of Loans
	(Dollar amounts in thousands)
Secured by real estate:
Construction and land development	$146,305	43.98%	$80,472	35.11%	$31,892	23.48%
Farmland	464	0.14%	74	0.03%	—	0.00%
Home equity lines of credit	3,331	1.00%	2,973	1.30%	2,493	1.84%
Residential first liens	41,480	12.47%	31,278	13.65%	14,353	10.57%
Residential junior liens	85	0.03%	180	0.08%	531	0.39%
Multi-family residential	4,393	1.32%	1,887	0.82%	1,991	1.47%
Nonfarm and nonresidential	94,451	28.39%	70,635	30.82%	39,736	29.25%
Total real estate	$290,509	87.33%	$187,499	81.82%	$90,996	66.99%
Other loans:
Commercial—leases, net of unearned	$—	0.00%	$—	0.00%	$—	0.00%
Commercial and industrial	40,194	12.08%	38,165	16.65%	41,588	30.62%
Agricultural production	—	0.00%	—	0.00%	—	0.00%
Credit cards and other revolving credit	87	0.03%	243	0.11%	34	0.03%
Consumer installment loans	2,246	0.68%	3,479	1.52%	3,319	2.44%
Other—unearned fees	(369)	(.11%)	(213)	(0.10%)	(105)	(0.08%)
Total other loans	42,158	12.78%	41,674	18.18%	44,836	33.01%
Total loans	$332,667	100.00%	$229,173	100.00%	$135,832	100.00%

The following table shows maturities and interest sensitivity of the commercial, financial and agricultural loan portfolio, excluding real estate mortgage and consumer loans at December 31, 2005.

Loans by Maturity and Repricing

Commercial,
Financial and
Agricultural
(Dollars in thousands)
Distribution of loans which are due:
In one year or less	$33,119
After one year but within five year	6,782
After five years	293
Total	$40,194

Overdrafts in the amount of $43,882 at December 31, 2005 were included in the one year or less category.

The following table shows, for the selected loans above due after one year, the amounts which have predetermined interest rates and the amounts which have floating or adjustable interest rates at December 31, 2005.

	Loans with	Loans with
	Predetermined	Floating
	Rates	Rates	Total
(Dollars in thousands)
Commercial, financial and agricultural	$1,169	$5,906	$7,075

Asset Quality

At year-end 2005, our loan portfolio was 85.3% of total assets.  We consider our asset quality to be of primary importance.  We have a credit administration and loan review process, which monitor, control and measure our credit risk, standardized credit analyses and our comprehensive credit policy.  As a result, we believe we have a good understanding of our asset quality, have an established warning and early detection system regarding our loans and have a comprehensive analysis of our allowance for loan losses.  We believe that the combination of these factors is the reason our asset quality has been better than our peer group (as reported in the December 31, 2005 Uniform Bank Performance Report) on aggregated nonaccrual and 90-day past due loans as a percentage of year-end loans.

The following table presents a summary of changes in the allowance for loan losses for the past three years.  In 2005 loan charge-offs increased over the level in 2004.  Our 2005 and 2004 net charge-offs as a percentage of average loans were 0.05% and 0.07%, respectively, or 3 basis points less than the bank’s peer group average of 0.08% in 2005, and 1 basis points lower than the 2004 average of 0.08%.  In 2005, gross loan charge-offs were $150 thousand of which approximately $25 thousand resulted from bankruptcies.  We believe that charge-offs, as a percent of average loans, will remain low in 2006 (barring continued increases in bankruptcies) as a result of our effective loan underwriting, approval process, servicing, problem identification and problem resolution procedures.

A summary of changes in our allowance for loan losses is as follows:

Analysis of Changes in Allowance for Loan Losses

	For the Years ended December 31,
	2005	2004	2003	2002	2001
	(Amounts in Thousands)
Average loans outstanding	$285,244	$176,609	$103,107	$37,021	$866
Allowance for possible loan losses, beginning of period	$2,800	$1,555	$750	$25	$0
Charge-offs:
Commercial	75	106	0	0	0
Real Estate—construction	0	0	0	0	0
Real Estate—mortgage	75	0	0	0	0
Consumer loans	0	26	3	0	0
Total	150	132	3	0	0
Recoveries:
Commercial	0	0	0	0	0
Real Estate—construction	0	0	0	0	0
Real Estate—mortgage	0	0	0	0	0
Consumer loans	7	0	0	0	0
Total	7	0	0	0	0
Net charge-offs	143	132	3	0	0
Additions charged to operations	1,493	1,377	808	725	25
Adjustments	0	0	0	0	0
Allowance for possible losses, end of period	$4,150	$2,800	$1,555	$750	$25
Allowance for possible losses, end of period to net loans	1.25%	1.22%	1.14%	1.10%	1.16%
Ratio of net charge-offs during the period to average loans outstanding during the period	0.05%	0.07%	0.00%	0.00%	0.00%

Management takes a number of factors into consideration when determining the additions to be made to the loan loss allowance. Due to our short operating history we do not yet have a sufficient history of portfolio performance on which to base additions. Accordingly, we review our loan portfolio periodically to evaluate outstanding loans and to measure the performance of the portfolio and the adequacy of the allowance for loan losses.  This analysis includes a review of delinquency trends, actual losses, and internal credit ratings.  Management’s judgment as to the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable, but which may or may not be reasonable.  The allowance for loan losses is maintained at a level which, in management’s judgment, is adequate to absorb credit losses inherent in the loan portfolio.  The amount of the allowance is based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions and other risks inherent in the portfolio.  Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows.  Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term.  However, because of the inherent uncertainty of assumptions made during the evaluation process, there can be no assurance that loan losses in future periods will not exceed the allowance for loan losses or that additional allocations to the allowance will not be required.

In reviewing the adequacy of our allowance for loan losses at each year end, management takes into consideration the historical loan losses we experienced, current economic conditions affecting the ability of our borrowers to repay, the volume of loans and the trends in delinquent, nonaccruing and potential problem loans, and the quality of collateral securing nonperforming and problem loans.  After charging off all known losses, management considers the allowance for loan losses adequate to cover its estimate of inherent losses in the loan portfolio.

The allowance for loan losses is established by risk group as follows:

•       Large classified loans, nonaccrual loans and loans considered impaired are evaluated individually with specific reserves allocated based on management’s review.

•       Smaller homogeneous nonaccrual and adversely classified loans are assigned a portion of the allowance based on loan grading. Smaller past due loans are assigned a portion of the allowance using a formula that is based on the severity of the delinquency.

•       Our policy requires that the remainder of the portfolio be allocated a portion of the allowance based on past loss experience and the economic conditions for the particular loan portfolio. Allocation weights are assigned based on our historical loan loss experience, in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan, in each loan category. A higher allocation weight may be used if current conditions indicate that loan losses may exceed historical experience, however due to our short operating history we do not yet have a sufficient history of portfolio performance on which to base these allocation weights.

Additionally, a portion of the allowance is for inherent losses that are probable to exist as of the valuation date even though they may not have been identified by the objective processes used for the allocated portion of the allowance. This portion of the allowance is particularly subjective and requires judgment based upon qualitative factors. Some factors include the historical loan losses we experienced, current economic conditions affecting the ability of our borrowers to repay, the trends and the volume of delinquent, nonaccruing loans and potential problem loans, and the quality of collateral securing nonperforming and problem loans. After charging off all known losses, management considers the allowance for loan losses adequate to cover its estimate of inherent losses in the loan portfolio as of December 31, 2005. While the total allowance is described as consisting of separate portions, these terms are primarily used to describe a process. All portions of the allowance are available to support inherent losses in the loan portfolio.

We have no other interest-bearing assets that would be required to be disclosed as nonperforming assets if they were loans.

Allocation of Allowance for Loan Losses

Management has allocated the allowance for loan losses within the categories of loans set forth in the table below according to amounts deemed necessary to provide for possible losses.  The amount of the allowance applicable to each category and the percentage of loans in each category to total loans are presented below.

	December 31,
	2005		2004		2003		2002		2001
		% of		% of		% of		% of		% of
		Total		Total		Total		Total		Total
	Allocation	Loans	Allocation	Loans	Allocation	Loans	Allocation	Loans	Allocation	Loans
Commercial	$502	12.11%	468	16.70%	476	30.59%	$157	20.93%	$3	11.94%
Real estate—commercial	1,243	29.97%	890	31.77%	477	30.67%	389	51.79%	21	86.17%
Real estate—construction	1,831	44.09%	986	35.22%	365	23.46%	121	16.10%	—	0.00%
Real estate—mortgage	545	13.13%	411	14.68%	199	12.78%	63	8.40%	—	0.00%
Installment loans to individuals	29	0.70%	46	1.63%	38	2.50%	21	2.79%	0	1.89%
Total Loans	$4,150	100.00%	$2,800	100.00%	$1,555	100.00%	$750	100.00%	$25	100.00%

The calculation is based upon total loans including unearned interest.  Management believes that the loan portfolio is well diversified and, to a large extent, secured without undue concentrations in any specific risk area.  Control of loan quality is regularly monitored by management and is reviewed by the Company’s Board of Directors, which meets monthly.  Independent external review of the loan portfolio is provided by third party consultants as well as examinations conducted by regulatory authorities.  The amount of additions to the allowance for loan losses charged to operating expense for the periods indicated were based upon man factors, including actual charge offs and evaluations of current and prospective economic conditions in the market area.  Management believes the allowance for loan losses is adequate to cover any potential loan losses.

Nonperforming Assets

Nonaccrual loans totaled $274 and $137 thousand as of December 31, 2005 and 2004, respectively.  The first nonaccrual loan originated on December 2, 2002, and was in the amount of $25,772.64 for the purchase of a vehicle.  The unpaid principal balance, as of March 17, 2006, is $8,535.68 plus accrued interest and late charges. The automobile was repossessed and sold on March 15, 2006, with net proceeds used to recover the entire unpaid balance, interest and late charges. The second nonaccrual loan originated on May 8, 2003, in the amount of $200,000 for the purchase of a business.  The loan is secured by a second mortgage on the borrower’s personal residence.  The borrower filed Chapter 11 and the court has agreed to release the property to the owner in order for him to refinance his home and pay the entire balance due Atlantic Southern. We anticipate payoff within 60-90 days.  The third nonaccrual loan originated on July 24, 2004, in the amount of $193,919.68, which was secured by various equipment and a second mortgage on the personal residence of one of the principals.  Currently, the principal has his personal residence on the market for sale and anticipates the sale of his residence during the spring.  We do not anticipate a loss, as the sale of the residence will enable the principal to payoff the debt due Atlantic Southern.

As of December 31, 2003 the bank did not hold any nonaccrual loans.  No amount of loans that have been classified by regulatory examiners as loss, substandard, doubtful or special mention has been excluded from amounts disclosed as nonperforming loans.  Nonperforming assets represent potential losses to us; however, in compliance with Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan, we have measured the impairment of these loans and adjusted them to either the present value of expected future cash flows, the fair value of the collateral, or the observable market price.

As of December 31, 2005, we had $13 thousand in loans 90 days or more past due.  There are no commitments to lend additional funds to customers with loans on nonaccrual status at December 31, 2005.  The table below summarizes our nonperforming assets for the last three years.

The following is a summary of information pertaining to our impaired and non-accrual loans:

Nonperforming Assets

	For the Years Ended December 31,
	2005	2004	2003	2002	2001
Nonperforming loans:
Nonaccrual	$274	$137	$—	$—	$—
Restructured	—	—	—	—	—
Loans 90 days or more past due	13	-	—	—	—
Total nonperforming loans	$287	$137	$—	$—	$—
Other real estate owned	—	—	—	—	—
Total nonperforming assets	$287	$137	$—	$—	$—
Nonperforming assets to total loans and other real estate	0.09%	0.06%	—	—	—
Reserve for loan losses to nonperforming loans(b)	1,445.99%	2,043.80%	—	—	—

	Nonperforming	Restructured	Total
Year ended December 31, 2005:
Interest at contracted rates(a)	$21	$—	$21
Interest recorded as income	—	—	—
Reduction of interest during 2005	$21	$—	$21

(a)           Interest income that would have been recorded if the loans had been current and in accordance with their original terms

(b)           The company had no nonperforming loans for the years ended 2003, 2003 and 2001.

Investment Securities and Other Earning Assets

Securities in our portfolio totaled $35.1 million at December 31, 2005, compared to $19.1 million at December 31, 2004.  The growth in the securities portfolio occurred as a result of our efforts to invest excess federal funds sold into investments and to maintain a certain level of liquid assets in correlation to our overall asset growth.  At December 31, 2005, the securities portfolio had unrealized net losses of approximately $815 thousand.

Debt and equity securities have been classified in the balance sheet according to management's intent.  The following table reflects the amortized cost and estimated market values of investments in debt securities.   In addition, gross unrealized gains and gross unrealized losses are disclosed, in accordance with Statement of Position 90-11 of the American Institute of Certified Public Accountants, which is effective for financial statements covering fiscal years ending after December 15, 1990.

	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Market Value
AVAILABLE FOR SALE:
December 31, 2005
Non-mortgage backed debt securities of :
U.S. Treasury obligations	$—	$—	$—	$—
U.S. Government agencies	18,925,799	-	(389,023)	18,536,777
State and political subdivisions	5,210,167	12,537	(109,658)	5,113,046
Other investments	250,000	—	—	250,000
Total non-mortgage backed debtsecurities	24,385,966	12,537	(498,680)	23,899,823
Mortgage backed securities	10,954,945	5,313	(334,433)	10,625,825
Total	$35,340,912	$17,850	$(833,113)	$34,525,648
December 31, 2004
Non-mortgage backed debt securities of :
U.S. Treasury obligations	$—	$—	$—	$—
U.S. Government agencies	9,491,536	4,380	(94,826)	9,401,090
State and political subdivisions	2,288,901	21,528	(39,256)	2,271,173
Other investments	250,000	—	—	250,000
Total non-mortgage backed debt securities	12,030,437	25,908	(134,082)	11,922,263
Mortgage backed securities	7,280,215	28,808	(95,633)	7,213,390
Total	$19,310,652	$54,716	$(229,715)	$19,135,653
December 31, 2003
Non-mortgage backed debt securities of :
U.S. Treasury obligations	$—	$—	$—	$—
U.S. Government agencies	5,692,356	10,817	—	5,703,173
State and political subdivisions	—	—	—	—
Other investments	250,000	—	—	250,000
Total non-mortgage backed debt securities	5,942,356	10,817	—	5,953,173
Mortgage backed securities	5,753,700	—	(64,811)	5,688,889
Total	$11,696,056	$10,817	$(64,811)	$11,642,062

There were no securities held to maturity as of December 31, 2005 and 2004.

The book and market values of pledged securities were as follows:

	December 31,
	2005	2004
Book value	$2,126,530	$3,509,353
Market value	$2,067,986	$3,461,817

The amortized cost and estimated market value of debt securities available for sale, by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

	Available for Sale
December 31, 2005	Amortized Cost	Estimated Market Value
Non-mortgage backed securities:
Due in one year or less	$1,585,968	$1,560,779
Due after one year through five years	10,725,750	10,489,929
Due after five years through ten years	5,850,777	5,738,301
Due after ten years	6,223,471	6,110,814
Total non-mortgage backed securities	$24,385,966	$23,899,823

December 31, 2004	Amortized Cost	Estimated Market Value
Non-mortgage backed securities:
Due in one year or less	$—	$—
Due after one year through five years	8,491,536	8,411,079
Due after five years through ten years	1,600,000	1,571,177
Due after ten years	1,938,901	1,940,007
Total non-mortgage backed securities	$12,030,437	$11,922,263

The market value is established by an independent pricing service as of the approximate dates indicated.  The differences between the book value and market value reflect current interest rates and represent the potential loss (or gain) had the portfolio been liquidated on that date.  Security losses (or gains) are realized only in the event of dispositions prior to maturity.  At December 31, 2005, we did not hold investment securities of any single issuer, other than obligations of the U.S. Government agencies, whose aggregate book value exceeded ten percent of shareholders' equity.

Our management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2005, three debt securities have unrealized losses with aggregate depreciation of 5% from our amortized cost basis.  In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts’ reports. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other than temporary.

Deposit and other Borrowings

Total NOW account deposits increased by 122.3% from year-end 2004 to year-end 2005.  The bank held deposit liabilities in NOW accounts of $25.8 million and $11.6 million at December 31, 2005 and 2004, respectively.

Total time deposits increased by 60.6% from year-end 2004 to year-end 2005 due to (1) our management team drawing customers away from other financial institutions, (2) our branching efforts and (3) our issuance of brokered CDs.  As a result of our branch expansion plans, we anticipate that our deposits will continue to increase in 2005.  The table below is a maturity schedule for our time deposits, including brokered CDs, in amounts of $100 thousand or more.

The average amounts of deposits for the last three years are presented below.

	Year Ended December 31
	2005		2004		2003
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance
	(Dollars in Thousands)
Noninterest bearing deposits	$20,906		$15,223		$8,496
Interest bearing demand deposits	39,748	1.74	30,149	0.95	19,978
Savings	1,422	0.54	1,091	0.54	494
Time deposits	217,238	3.18	124,304	2.18	76,279
Total average deposits	$279,314	2.94	$170,767	1.93	$105,247

The maturity of certificates of deposit of $100,000 or more as of December 31, 2005, are presented below.

(Thousands)
3 months or less	$35,401
over 3 through 6 months	33,746
over 6 months through 1 year	56,562
over 1 year	66,199
Total outstanding certificates of deposit of $100,000 or more	$191,908

The following table details the maturities and rates of our term borrowings from the FHLB as of December 31, 2005.

	December 31, 2005
	Due Date	Outstanding
Three month Libor plus fifty-two basis points, current rate 3.52%*	July 7, 2008	$6,000,000
Three month Libor plus eight basis points, current rate 4.58%**	June 18, 2007	$5,000,000
One month Libor plus five basis points, current rate 4.42%	October 20, 2006	$5,200,000

*                    If 3 month LIBOR is equal to or less than 3% the rate will be 3 month LIBOR plus 52 basis points. If 3 month LIBOR is greater than 3% and less than or equal to 5% the rate will equal 3.52%. If 3 month LIBOR is greater than 5% then the rate will equal 3.52% plus (3 month LIBOR minus 5%).

**             On June 20, 2005, interest rate on advance was converted to 3 month LIBOR-based plus 8 basis points.

Interest Rate Sensitivity

Financial institutions are subject to interest rate risk to the degree that their interest bearing liabilities (consisting principally of customer deposits) mature or reprice more or less frequently, or on a different basis, than their interest-earning assets (generally consisting of intermediate or long-term loans and investment securities).  The match between the scheduled repricing and maturities of our earning assets and liabilities within defined time periods is referred to as “gap” analysis.  At December 31, 2005, our cumulative one-year gap was a positive (or asset sensitive) $33.7 million, or 9.10% of total earning assets.  This means our interest-earning assets are expected to reprice slightly faster than our interest bearing liabilities under given market interest rate changes.

Intense competition in our markets continues to pressure quality loan rates downward, while conversely pressuring deposit rates upward.  The following table reflects our rate sensitive assets and liabilities by maturity as of December 31, 2005.  Variable rate loans are shown in the category of due “within three months” because they reprice with changes in the prime lending rate.  Fixed rate loans are presented assuming the entire loan matures on the final due date, although payments are actually made at regular intervals and are not reflected in this schedule.  Additionally, demand deposits and savings accounts have no stated maturity; however, it has been our experience that these accounts are not totally rate sensitive, and accordingly the following analysis assumes all interest bearing demand deposit accounts, money market deposit accounts and savings accounts reprice within one year and the remaining accounts reprice within one to five years.

Liquidity

Our internal and external liquidity resources are considered by management to be adequate to handle expected growth and normal cash flow demands from existing deposits and loans.  Our liquid assets consist of cash and due from accounts and federal funds sold.

Our liquid assets as a percentage of total deposits were as follows:

	December 31,
	2005	2004	2003
Liquid assets as a percentage of deposits	1.69%	4.44%	7.78%

The reason for the significant decrease in liquid assets as a percentage of deposits is due to the increase in deposits. The increase in deposits is due to the funding of loan growth. We do not expect this decrease to be an indicator of a trend which is expected to recur in future fiscal periods.

The Company engages in liquidity management to ensure adequate cash flow for deposit withdrawals, credit commitments and repayments of borrowed funds.  Funding needs are met through loan repayments, net interest and fee income and through the acquisition of new deposits and the renewal of maturing deposits.  Each week, management monitors the loan commitments and evaluates funding options to retain and grow deposits.  To the extent needed to fund loan demand, traditional local deposit funding sources are supplemented by the use of FHLB borrowings, brokered deposits and other wholesale deposit sources outside the immediate market area.

The Company has been successful in replacing maturing brokered deposits and does not expect to experience significant disintermediation as the brokered deposits mature.  To plan for contingent sources of funding not satisfied by both local and out-of-market deposit balances, the Company has established overnight borrowing for Federal Funds Purchased through various correspondent banks, lines of credit through the membership of the Federal Home Loan Bank program, and participatory relationships with correspondent banks.  Management believes the various funding sources discussed above are adequate to meet the Company’s liquidity needs in the future without any material adverse impact on operating results.

Our available federal fund lines of credit with correspondent banks and advances outstanding were as follows:

	December 31,
	2005	2004	2003
Federal funds purchased lines available	$17,450,000	$12,750,000	$7,250,000
Federal funds purchased outstanding	—	—	—

We had advances from the FHLB as follows:

	December 31, 2005
	Due Date	Outstanding
Three month Libor plus fifty-two basis points, current rate 3.52%*	July 7, 2008	$6,000,000
Three month Libor plus eight basis points, current rate 4.58%**	June 18, 2007	$5,000,000
One month Libor plus five basis points, current rate 4.42%	October 20, 2006	$5,200,000

*                    If 3 month LIBOR is equal to or less than 3% the rate will be 3 month LIBOR plus 52 basis points.  If 3 month LIBOR is greater than 3% and less than or equal to 5% the rate will equal 3.52%.  If 3 month LIBOR is greater than 5%, then the rate will equal 3.52% plus (3-month LIBOR minus 5%).

**             On June 20, 2005, interest rate on advance was converted to 3 month LIBOR-based plus 8 basis points.

Stock in the FHLB and a blanket lien on residential, multifamily and commercial loans with a carrying value of $27,118,513 secure the current advances. The Bank is required to maintain a minimum investment in FHLB stock of the lesser of 0.2% of total assets or $25,000,000, plus 4.5% of total advances while the advance agreement is in effect.  The Company expects no material effects from the interest rate caps or conversion features on future results of operation.

	December 31,
	2005	2004	2003
FHLB stock	$1,255,700	$1,186,600	$300,000

At least monthly, our management analyzes the level of off-balance sheet commitments such as unfunded loan equivalents, loan repayments, maturity of investment securities, liquid investment, and available fund lines in an attempt to minimize the possibility that a potential shortfall will exist.

Capital Resources

Banks and bank holding companies, as regulated institutions, must meet required levels of capital. The Federal Reserve Board and the OCC, the primary federal regulators for us and the bank, respectively, have adopted minimum capital regulations or guidelines that categorize components and the level of risk associated with various types of assets.  Financial institutions are expected to maintain a level of capital commensurate with the risk profile assigned to their assets in accordance with the guidelines.  We maintain capital levels exceeding the minimum capital levels required in addition to exceeding those capital requirements for well capitalized holding companies and banks under applicable regulatory guidelines.

The Company’s actual capital amounts and ratios are presented in the following table:

					To Be Well Capitalized
			For Capital		Under Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2005
Total Risk-Based Capital To Risk Weighted Assets:
Consolidated	$40,116,000	11.89%	26,991,421	>8.0%	33,739,277	>10.0%
Bank	40,035,000	11.88%	26,959,596	>8.0%	33,699,495	>10.0%
Tier I Capital To Risk Weighted Assets:
Consolidated	34,427,000	10.21%	13,487,561	>4.0%	20,231,342	>6.0%
Bank	35,885,000	10.65%	13,477,934	>4.0%	20,216,901	>6.0%
Tier I Capital To Average Assets
Consolidated	34,427,000	8.88%	15,507,658	>4.0%	19,384,572	>5.0%
Bank	35,885,000	9.26%	15,501,080	>4.0%	19,376,350	>5.0%
December 31, 2004
Total Risk-Based Capital To Risk Weighted Assets:
Consolidated(1)	$24,881,000	10.21%	$19,495,397	>8.0%	$24,369,246	>10.0%
Bank	24,881,000	10.21%	19,495,397	>8.0%	24,369,246	>10.0%
Tier I Capital To Risk Weighted Assets:
Consolidated(1)	22,081,000	9.06%	9,748,786	>4.0%	14,623,179	>6.0%
Bank	22,081,000	9.06%	9,748,786	>4.0%	14,623,179	>6.0%
Tier I Capital To Average Assets
Consolidated(1)	22,081,000	8.91%	9,912,907	>4.0%	12,391,134	>5.0%
Bank	22,081,000	8.91%	9,912,907	>4.0%	12,391,134	>5.0%

(1)          The holding company reorganization was completed on January 3, 2005.

Our capital exceeded all prescribed regulatory capital guidelines.  Regulations require that the most highly rated banks maintain a Tier 1 leverage ratio of 3% plus an additional cushion of at least 1 to 2 percentage points.  Tier 1 capital consists of common shareholders’ equity, less certain intangibles.  Regulations require that the bank maintain a minimum total risk weighted capital ratio of 8%, with one-half of this amount, or 4%, made up of Tier 1 capital.  The increase in the bank’s capital ratios is primarily due to the issuance of additional shares of common stock.

Our capital exceeded all prescribed regulatory capital guidelines.  Regulations require that the most highly rated banks maintain a Tier 1 leverage ratio of 3% plus an additional cushion of at least 1 to 2 percentage points.  Tier 1 capital consists of common shareholders’ equity, less certain intangibles.  Regulations require that the Bank maintain a minimum total risk weighted capital ratio of 8%, with one-half of this amount, or 4%, made up of Tier I capital.

Interest Rate Sensitivity

Financial institutions are subject to interest rate risk to the degree that their interest bearing liabilities (consisting principally of customer deposits) mature or reprice more or less frequently, or on a different basis, than their interest-earning assets (generally consisting of intermediate or long-term loans and investment securities).  The objective of interest rate sensitivity management is to minimize the effect of interest rate changes on net interest margin while maintaining net interest income at acceptable levels.  We attempt to accomplish this objective by structuring the balance sheet so that repricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals.  Imbalances in these repricing opportunities at any time constitute interest rate sensitivity.  An indicator of interest rate sensitivity is the difference between interest rate sensitive assets and interest rate sensitive liabilities; this difference is known as the interest rate sensitivity gap.

The bank’s interest rate sensitivity position is set forth in the table below:

	0-90	91-180	181-365	Over 1 Year	Over
	Days	Days	Days	thru 5 Years	5 Years
	(Dollars in Thousands)
Interest Rate Sensitive Assets:
Loans	$259,063	$7,587	$10,503	$55,519	$364
Securities	—	—	1,561	18,637	14,328
FHLB Stock	—	—	—	—	1,256
Federal Funds Sold	1,450	—	—	—	—
Total Interest Rate Sensitive Assets	$260,513	$7,587	$12,064	$74,156	$15,948
Interest Rate Sensitive Liabilities:
Interest Bearing Demand Deposits	$25,847	$—	$—	$—	$—
Savings and Money Market Deposits	24,792	—	—	—	—
Time Deposits	51,485	52,458	75,673	82,720	—
Other Borrowings	16,200	—	—	—	—
Total Interest Rate Sensitive Liabilities	$118,324	$52,458	$75,673	$82,720	$—
Interest Rate Sensitivity GAP	$142,189	$(44,871)	$(63,609)	$(8,564)	$15,948
Cumulative Interest Rate Sensitivity GAP	$142,189	$97,318	$33,709	$25,145	$41,093
Cumulative GAP as a % of total assets
December 31, 2005	36.58%	25.04%	8.67%	6.47%	10.57%
Cumulative GAP as a % of total assets
December 31, 2004	48.07%	38.01%	16.46%	9.83%	11.71%

Distribution of maturities for available for sale securities is based on amortized cost.  Additionally, distribution of maturities for mortgage-backed securities is based on expected final maturities that may be different from the contractual terms.

The interest rate sensitivity table presumes that all loans and securities will perform according to their contractual maturities when, in many cases, actual loan terms are much shorter than the original terms and securities are subject to early redemption. In addition, the table does not necessarily indicate the impact of general interest rate movements on net interest margin since the repricing of various categories of assets and liabilities is subject to competitive pressures and customer needs.  We monitor and adjust our exposure to interest rate risks within specific policy guidelines based on our view of current and expected market conditions.

We have established an asset/liability committee which monitors our interest rate sensitivity and makes recommendations to the board of directors for actions that need to be taken to maintain a targeted gap range. An analysis is made of our current cumulative gap each month by management and presented to the board quarterly for a detailed review.

At December 31, 2005, the above gap analysis indicates a positive cumulative gap position through the one-year time interval of $54.4 million. A positive gap position indicates that our rate sensitive assets will reprice faster than its rate sensitive liabilities, with 75.5% of rate sensitive assets and 80.5% of rate sensitive liabilities repricing within one year. The bank is asset sensitive, meaning that rising rates tend to be beneficial, in the near and long term. If interest rates were to rise in excess of 200 basis points, we could experience improved earnings in the near term, but such a rate increase might significantly reduce the demand for loans in our local markets, thus diminishing the prospects for improved earnings.  If interest rates were to fall in excess of 200 basis points, we could experience a short- term decline in net interest margin and may even have difficulty retaining maturing certificates of deposit without having to pay above market rates.

Effects of Inflation

Inflation generally increases the cost of funds and operating overhead; and, to the extent loans and other assets bear variable rates, the yields on such assets.  Unlike most industrial companies, virtually all of our assets and liabilities are monetary in nature.  As a result, interest rates generally have a more significant impact on our performance than the effects of general levels of inflation.  Although interest rates do not necessarily move in the same direction, or to the same extent, as the prices of goods and services, increases in inflation generally have resulted in increased interest rates.  If the Federal Reserve Board believes that the rate of inflation is likely to increase to undesired levels, its method of curbing inflation in the past has been to increase the interest rate charged on short-term federal borrowings.

In addition, inflation results in an increased cost of goods and services purchased, cost of salaries and benefits, occupancy expense and similar items.  Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect the liquidity and earnings of our commercial banking and mortgage banking business and our shareholders’ equity.  With respect to our mortgage banking business, mortgage originations and refinancings tend to slow as interest rates increase, and increased interest rates would likely reduce our earnings from such activities and the income from the sale of residential mortgage loans in the secondary market.

Quantitative and Qualitative Disclosures about Market Risk

Our market risk is the risk of loss arising from adverse changes in interest rates and prices.  The risk of loss can result in either lower fair market values or reduced net interest income.  Although we manage other risk, such as credit and liquidity risks, management considers interest rate risk to be the more significant market risk and it could potentially have the largest material effect on our financial condition.  Further, we believe the potential reduction of net interest income to be more significant than the effect of reduced fair market values.  We do not maintain a trading portfolio or deal in international instruments, and therefore are not exposed to risk inherent to trading activities and foreign currency.

Our interest rate risk management is the responsibility of our Board of Directors’ asset/liability committee.  The committee has established policies and limits for management to monitor, measure and coordinate our sources, uses and pricing of funds.  Achieving consistent growth in net interest income is the primary goal of our asset/liability function.  We attempt to control the mix and maturities of assets and liabilities to achieve consistent growth in net interest income despite changes in market interest rates.  We seek to accomplish this goal while maintaining adequate liquidity and capital.

Interest rate risk represents the sensitivity of earnings to changes in interest rates.  As interest rates change, the interest income and expense associated with our interest sensitive assets and liabilities also change, thereby impacting net interest income, the primary component of our earnings.  We utilize the results of both a static and dynamic gap report to quantify the estimated exposure of net interest income to a sustained change in interest rates.

The gap analysis projects net interest income based on both a rise and fall in interest rates of 200 basis points (i.e. 2.00%) over a twelve-month period.  The model is based on actual repricing dates of interest sensitive assets and interest sensitive liabilities.  The model incorporates assumptions regarding the impact of changing interest rates on the prepayment rates of certain assets.

We measure this exposure based on an immediate change in interest rates of 200 basis points up or down.  Given this scenario, we had, at year-end, an exposure to falling rates and a benefit from rising rates.  More specifically, the model forecasts a decline in net interest income of $2.16 million or -12.67%, as a result of a 200 basis point decline in rates.  The model also predicts a $3.1 million increase in net interest income, or 18.1%, as a result of a 200 basis point increase in rates.  The following chart reflects our sensitivity to changes in interest rates as of December 31, 2005.  The model is based on a static balance sheet and assumes that paydowns and maturities of both assets and liabilities are reinvested in like instruments at (1) current interest rates, (2) rates down 200 basis points and (3) rates up 200 basis points.

Interest Rate Risk: Income Sensitivity Summary

	Down 200 BP	Current	Up 200 BP
	(Dollar amounts in thousands)
Net interest income	$14,888	$17,049	$20,132
$ change net interest income	(2,161)	—	3,082
% change net interest income	(12.67)%	0.00%	18.08%

As of December 31, 2005, our interest rate sensitivity model forecasted a decline in net interest income that is outside our interest rate sensitivity policy, which is plus or minus 10%.  We are implementing the following corrective actions to reduce our interest rate sensitivity (1) altering the loan portfolio mix by aggressively pursuing medium-term, fixed rate loans, (2) purchasing securities without call features, (3) including contractual interest rate floors on all new variable rate loans, and (4) purchasing wholesale funds with shorter maturities.  In addition, as of August 27, 2005, we purchased $20 million in off-balance sheet, two year interest rate floors.  We believe this combination of adjustments to the duration of both assets and liabilities will reduce our net interest income sensitivity over the next several quarters and bring us back within our policy.

The preceding sensitivity analysis is a modeling analysis, which changes periodically and consists of hypothetical estimates based upon numerous assumptions including interest rate levels, shape of the yield curve, prepayments on loans and securities, rates on loans and deposits, reinvestments of paydowns and maturities of loans, investments, deposits and other assumptions.  While assumptions are developed based on the current economic and market conditions, management cannot make any assurances as to the predictive nature of these assumptions including how customer preferences or competitor influences might change.

As market conditions vary from those assumed in the sensitivity analysis, actual results will differ.  Also, the sensitivity analysis does not reflect actions that management might take in responding to or anticipating changes in interest rates.

We rely on two third-party consultants to analyze our interest rate risk position on a monthly and quarterly basis.  The more comprehensive of the two utilizes the HNC Financial Software Asset/Liability Management and Financial Planning System version 4.1.  Generally, it provides the user with the ability to more accurately model both static and dynamic gap, economic value of equity, duration and income simulations using a wide range of scenarios including interest rate shocks and rate ramps.  The system also has the capability to model derivative instruments such as interest rate swap contracts.

Off-Balance Sheet Arrangements and Contractual Obligations

We are party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers.  These financial instruments include commitments to extend credit.  Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

Our exposure to credit loss is represented by the contractual amount of these commitments.  We follow the same credit policies in making commitments as we do for on-balance-sheet instruments.

Our maximum exposure to credit risk for unfunded loan commitments and standby letters of credit at December 31, 2005, 2004, and 2003, was as follows:

	December 31, 2005	December 31, 2004	December 31, 2003
	(Dollar amounts in thousands)
Commitments to Extend Credit	$37,963	$40,815	$22,497
Standby Letters of Credit	1,654	1,134	1,111

Commitments to extend credit are agreements to lend to customers.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of fees.  Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  We evaluate each customer's credit worthiness on a case-by-case basis.  The amount of collateral, if any, we obtain on an extension of credit is based on our credit evaluation of the customer.  Collateral held varies but may include accounts receivable, inventory, property and equipment and income-producing commercial properties.

Contractual Obligations

	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(Dollar amounts in thousands)
Certificates of deposit(1)	$262,336	$185,613	$75,519	$1,204	—
Federal funds purchased and securities sold under agreements to repurchase	—	—	—	—	—
FHLB borrowings	16,200	5,200	11,000	—	—
Purchase obligations—investment securities(2)	1,000	1,000	—	—	—
Total	$279,536	$191,813	$86,519	$1,204	—

(1)          Certificates of deposit give customers rights to early withdrawal. Early withdrawals may be subject to penalties. The penalty amount depends on the remaining time to maturity at the time of early withdrawal.

(2)          In December 2005 we purchased one municipal investment security with a settlement date in January 2006.

Recent Accounting Developments

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, Share-Based Payment (SFAS No. 123R).  This Statement is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance.  Under APB No. 25, issuing stock options to employees generally resulted in recognition of no compensation cost.  SFAS No. 123R requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards.  The cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period which is usually the vesting period.  No compensation cost is recognized for equity instruments for which employees do not render the requisite service.  The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments.  If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.  For public entities that do not file as small business issuers, SFAS No. 123R is effective as of the beginning of the first fiscal year beginning after June 15, 2005.  We are currently evaluating the provisions of SFAS No. 123R to determine its impact on our future financial statements.

In March 2004, the FASB’s Emerging Issues Task Force (EITF) concluded its discussion of Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” A consensus was reached regarding disclosures about unrealized losses on available-for-sale debt and equity securities accounted for under FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations.  The EITF provided guidance for evaluating whether an investment is other-than-temporarily impaired.  Initially, this guidance was to be applied in other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004.  The EITF has subsequently delayed the effective date of this pronouncement as it relates to other-than-temporary impairment valuation pending further discussion of the definition of “other-than-temporarily impaired.”  The EITF consensus also requires certain quantitative and qualitative disclosures which were effective in annual financial statements for fiscal years ending after December 15, 2003, for investments accounted for under Statements 115 and 124.  For all other investments within the scope of this Issue, the disclosures are effective in annual financial statements for fiscal years ending after June 15, 2004.  The additional disclosures for cost method investments are effective for fiscal years ending after June 15, 2004.  The EITF consensus did not have a material effect on our consolidated financial statements.

In December 2003, the Financial Accounting Standards Board issued FIN 46-R, Consolidation of Variable Interest Entities (FIN 46-R).  This Interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements, addresses consolidation by business enterprises of variable interest entities.  For enterprises that are not small business issuers, FIN 46-R is to be applied to all variable interest entities by the end of the first reporting period ending after March 15, 2004.  Our adoption of FIN 46-R did not have an impact on our financial condition or results of operations.

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-3, “Accounting for Certain Loans and Debt Securities Acquired in a Transfer” (SOP 03-3).  SOP 03-3 addresses accounting for differences between contractual cash flows expected to be collected and an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality.  It includes loans and debt securities acquired in purchase business combinations.  SOP 03-3 limits the yield that may be accreted (accretable yield) to the excess of the investor’s estimate of undiscounted expected principal, interest and other cash flows (cash flows expected at acquisition to be collected) over the investor’s initial investment in the loan.  SOP 03-3 requires that the excess of contractual cash flows over cash flows to be collected (nonaccretable difference) not be recognized as an adjustment of yield, loss accrual or valuation allowance.  SOP 03-3 prohibits investors from displaying accretable yield and nonaccretable difference on the balance sheet.  Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan’s yield over its remaining life.  Decreases in cash flows expected to be collected should be recognized as an impairment.  SOP 03-3 prohibits “carrying over” or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of SOP 03-3.  The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans and loans acquired in a purchase business combination.  SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004.  We do not anticipate that the adoption of SOP 03-3 will have a material impact on our financial condition or results of operations.

BUSINESS

Atlantic Southern Financial Group, Inc.

We are a bank holding company headquartered in Macon, Georgia, and through our wholly-owned subsidiary, Atlantic Southern Bank, we operate four banking locations in the central Georgia markets of Macon and Warner Robins, and are currently expanding into the Savannah market. We serve the banking and financial needs of various communities in central and coastal Georgia.

Our business is focused upon serving the needs of small to medium-sized business borrowers and individuals in the metropolitan areas we serve. Through Atlantic Southern Bank, we specialize in commercial real estate and small business lending. We offer a range of lending services, of which some are secured by single and multi-family real estate, residential construction and owner-occupied commercial buildings. Primarily, we make loans to small and medium-sized businesses; however, we also make loans to consumers for a variety of purposes. Our principal source of funds for loans and investing in securities is time deposits, including out-of-market certificates of deposit, and core deposits. We offer a wide range of deposit services, including checking, savings, money market accounts and certificates of deposit. In addition to obtaining deposits from our individual and commercial customers in our market areas, we also rely on time deposits, including out-of-market certificates of deposit, as a source of funds for loans and our other liquidity needs. We actively pursue business relationships by utilizing the business contacts of our Board of Directors, senior management and local bankers, thereby capitalizing on our knowledge of the local marketplace.

At the April 27, 2004 Annual Meeting of Shareholders, our shareholders approved the proposal to reorganize into a bank holding company structure through a share exchange whereby each share of Atlantic Southern Bank common stock issued and outstanding was converted into and exchanged for the right to receive one share of Atlantic Southern Financial Group common stock. We were organized by Atlantic Southern Bank for the purpose of serving as its bank holding company. The share exchange was consummated on January 3, 2005, and Atlantic Southern Financial Group is now the holding company for Atlantic Southern Bank. The bank’s common stock is our only significant asset. No changes in our management or business strategy have occurred or will occur as a result of the reorganization. As of December 31, 2005, we had total assets of approximately $389 million, total deposits of approximately $335 million and shareholders’ equity of approximately $25 million. In November 2005, we changed our name from NSB Holdings, Inc. to Atlantic Southern Financial Group to better support our expansion into the Georgia coastal region.

Atlantic Southern Bank

Atlantic Southern Bank began its banking operations on December 10, 2001, after receiving final approval from the Georgia Department of Banking and Finance and the FDIC to organize as a state-chartered commercial bank with federally insured deposits.

The bank is a full-service commercial bank specializing in meeting the needs of individuals and small- to medium-sized businesses and professional concerns in Bibb, Houston, and Chatham Counties in Georgia. We focus on community involvement and personal service while providing customers with sophisticated financial products. We offer a broad array of competitively priced deposit services, including interest-bearing and non-interest bearing checking accounts, statement savings accounts, money market deposits, certificates of deposit and individual retirement accounts. In addition we complement our lending and deposit products by offering ATM and debit cards, travelers’ checks, official checks, credit cards, direct deposit, automatic transfer, savings bonds, night depository, stop payments, collections, wire transfer, overdraft protection, non-profit accounts, telephone banking, and 24-hour Internet banking.

From December 31, 2002 to December 31, 2005, our business model has produced strong internal growth. Specifically, we have:

•       increased our total consolidated assets from $79.6 million to $388.7  million;

•       increased our total consolidated deposits from $70.7 million to $334.6 million;

•       increased our total consolidated net loans from $67.5 million to $327.3 million; and

•       expanded our branch network from one location in Bibb County to four locations in Bibb and Houston counties, and a loan production office in Chatham county.

Our deposits are insured by the FDIC. We operate four full-service banking offices in Macon and Warner Robins, Georgia, and operate a loan production office in Savannah, Georgia. In July, 2005, we changed the name of our subsidiary bank from New Southern Bank to Atlantic Southern Bank; however, we continued to operate under the name “New Southern Bank” in Macon and Warner Robins, Georgia until January, 2006.

Business Strategy

We target small to medium-sized businesses and consumers in our markets and have developed a decentralized strategy that focuses on providing superior service through our employees who are relationship-oriented and committed to their respective communities and the needs of our customers. Through this strategy we intend to grow our business, expand our customer base and improve profitability. The key elements of our strategy are:

Deliver Superior Banking Services at the Local Level.   We effectively compete with our super-regional competitors by providing superior customer service with localized decision-making capabilities. We designate national and regional bank presidents in our markets so that we are positioned to react quickly to changes in those communities while maintaining efficient and consistent centralized reporting and policies.

We offer personalized and flexible banking services to the communities in our markets. While we set rates across the organization, we tailor these to the competitive demands of the local market. For loan customers, this is usually driven by their creditworthiness and the specifics of the transaction. Our deposit rates are highly influenced by local market conditions.

Grow Throughout Georgia.   We seek to increase our presence in our primary markets of Macon and Warner Robins, Georgia, as well as extend along the Georgian coast through the opening of new branches in Chatham and Effingham Counties, specifically in Savannah, Rincon and Pooler, Georgia. We expect to continue to leverage our existing bank branches and loan production office. We anticipate opening three branches during 2006 and purchasing land for two additional future branches.

These communities are primarily served by branches of large regional and national financial institutions headquartered outside of the area that focus on retail and big business. As a result, we believe these markets need, and are best served by, a locally owned and operated financial institution managed by people in and from the communities served. As we grow, we believe it is important to maintain the local flexibility created by local banks with seasoned bankers.

We intend to continue our growth strategy through organic growth and possibly strategic acquisitions. We believe that many opportunities remain in our market areas to expand, and we intend to be in a position to acquire additional market share, whether via de novo branches or bank acquisitions with the right local management. While we have no present agreements or definitive plans relating to any acquisitions, we remain open to expanding our market share through this strategy and may pursue an acquisition if we believe an appropriate opportunity arises.

Maintain Profitability and Strong Asset Quality.   We consider asset quality to be of primary importance and have taken measures to ensure that despite growth in our loan portfolio we consistently maintain strong asset quality. We manage our assets and liabilities to provide an optimum and stable net interest margin, a profitable after-tax return on assets and return on equity, and adequate liquidity. These management functions are conducted within the framework of our written loan and investment policies. We attempt to maintain a balanced position between rate sensitive assets and rate sensitive liabilities. We chart assets and liabilities on a matrix by maturity, effective duration, and interest adjustment period, and endeavor to manage any gaps in maturity ranges.

We intend to continue to monitor our earnings and asset quality as we grow. Despite a 2005 annualized loan and deposit growth of 45% and 58%, respectively, we returned 1.18% on average assets and 17.15% on average equity. In addition, we have taken measures to ensure that despite our loan growth, we consistently maintain pristine asset quality through our strong credit culture, extensive underwriting procedures and continuous loan review. As of December 31, 2005, our nonperforming assets, including accruing loans 90 days past due, as a percentage of total assets were 0.07% as compared to 0.05% as of December 31, 2004. Similarly, our reserves to total loans as of December 31, 2005 were 1.25%, compared to 1.22% as of December 31, 2004.

Expand Our Products and Services to Meet the Needs of the Communities in Which We Operate.   We continually seek to expand our financial products and services to meet the needs of our customers and to increase our fee income; we are also focused upon lowering our costs of funds. Our branching initiatives combined with strong marketing of our deposit products have helped us grow our noninterest-bearing deposits. To serve the growing population of small and medium-sized businesses in our markets we focus on commercial real estate, and offer commercial real estate development and construction loans. We also focus on small business lending, and offer United States Small Business Administration (SBA) lending services, and other similar programs designed for the small and medium-sized business owner. Through our business accounts we offer checking, savings, CDs and IRAs. We also offer mortgage loans through our mortgage services division. We believe our strong relationship with the small and medium-sized business community will also offer opportunities for cross-selling of our retail services. In an effort to diversify our portfolio, we look to increase our retail customer base. We will do this by recruiting bank officers with retail experience and opening branch locations in retail friendly locations.

Market Area and Competition

We draw most of our customer deposits and conduct most of our lending transactions from and within our primary service area, which encompasses all of Bibb, Houston, and Chatham Counties in Georgia. Bibb and Houston Counties are located in central Georgia, in the Macon metropolitan statistical area (“MSA”), which encompasses five counties. The City of Macon, which is the focal point of our primary service area, is immediately accessible to traffic from all directions via Interstates 75 and 16, the most heavily traveled interstate highway corridors in Georgia. Bibb and Houston Counties have each experienced consistent population growth for decades, making them the ninth and thirteenth largest counties in Georgia, respectively. The entire Macon MSA grew at a rate of 10.9% over the last decade according to 2000 data from the United States Census Bureau, and we expect its growth to continue. We are also currently expanding into the coastal Georgia region with the recent opening of our loan production office in Savannah.

Market Area Analysis

Source: Census Bureau

	Bibb	Houston	Chatham
Estimated Population 2004	155,170	123,753	238,518
Population 2000	153,887	110,765	232,048
Population % Change 2000-2004	0.8%	11.7%	2.7%
Age 0-5	7.4%	7.0%	6.7%
Age 6-18	19.2%	21.2%	18.3%
Age 19-64	60.7%	62.5%	62.2%
Age 65+	12.7%	9.3%	12.8%
% Female	54.0%	50.8%	51.8%
Households, 2000	59,667	40,911	89,865
Homeownership rate, 2000	58.8%	68.5%	60.4%
Persons per household, 2000	2.49	2.65	2.49
Median Income, 1999	$34,532	$43,638	$37,752
Per Capita money income, 1999	$19,058	$19,515	$21,152
Land Area, 2000 (square miles)	250	377	438
Persons per square mile, 2000	615.6	294	529.7

Based upon data available on the FDIC website as of June 30, 2005, our total deposits in Bibb County ranked 4th among 12 financial institutions, and represented approximately 11.30% of the total deposits in Bibb County. Based upon similar data our total deposits in Houston County ranked 10th among 10 financial institutions, and represented approximately 0.63% of the total deposits in Houston County. Our Chatham County banking office was not in operation as of June 30, 2005. If our Chatham County banking office had been open, it would have competed with 17 other institutions for approximately $4.09 billion in deposits, based upon data available on the FDIC website as of June 30, 2005.

The table below shows our deposit market share in Bibb and Houston Counties, Georgia as of June 30, 2005.

Market	Number of Branches	Our Market Deposits	Total Market Deposits	Ranking	Market Share Percentage (%)
	(Dollar amounts in millions)
Bibb County	3	$279	$2,466	4/12	11.30%
Houston County	1	7	1,068	10/10	0.63%

The table below shows the deposit market share in Chatham County, Georgia as of June 30, 2005.

Market	Total Number of Financial Institutions	Total Market Deposits
	(Dollar amounts in millions)
Chatham County	17	$4,089

The banking business is highly competitive. We compete with many other commercial banks, federal savings banks and credit unions in our primary service area. Presently, 12 commercial banks serve Bibb County with a total of 55 branches. However, of those branch offices, only 12 represent financial institutions headquartered in Bibb County. In Houston County, currently 10 commercial banks with a total of 28 branches service the community. Our three largest competitors are Security Bank, SunTrust Bank and Bank of America, which collectively control approximately 44% of the area’s deposits. These institutions, as well as our other competitors, have greater resources, have broader geographic markets, have higher lending limits, offer various services that we do not offer and can better afford and make broader use of media advertising, support services and electronic technology than we do. To offset these competitive disadvantages, we depend on our reputation as being an independent and locally-owned community bank with greater personal service, and community involvement and, our ability to make credit and other business decisions quickly and locally. We believe our local ownership and management as well as our focus on personalized service helps us compete with these institutions and attract deposits and loans in our market area.

Lending Services

Primarily we make loans to small and medium-sized commercial businesses. In addition, we originate loans secured by single and multi-family real estate, residential construction and owner-occupied commercial buildings, as well as to consumers for a variety of purposes.

Our loan portfolio at December 31, 2005 was comprised as follows:

Type	Dollar Amount	Percentage of Portfolio
	(Amounts in thousands)
Secured by real estate:
Construction and land development	146,305	43.98%
Farmland	464	0.14%
Home equity lines of credit	3,331	1.00%
Residential first liens	41,480	12.47%
Residential jr. liens	85	0.03%
Multi-family residential	4,395	1.32%
Nonfarm and nonresidential	94,451	22.39%
Total real estate	290,509	87.33%
Other loans:
Commercial—leases, net of unearned
Commercial and industrial	40,194	12.08%
Agricultural production	—	—
Credit cards and other revolving credit	87	0.02%
Consumer installment loans	2,246	0.67%
Other—unearned fees	(369)	(0.10)%
Total other loans	42,158	12.67%
Total loans	332,667	100.00%

In addition, we have entered into contractual obligations, via lines of credit and standby letters of credit, to extend approximately $39.0 million in credit as of December 31, 2005. We use the same credit policies in making these commitments as we do for our other loans. At December 31, 2005, our contractual obligations to extend credit were comprised as follow:

Type	Dollar Amount	Percentage of Contractual Obligations
	(Amounts in thousands)
Commercial	$4,583	11.74%
Commercial Real Estate	30,237	77.43
Consumer	2,576	6.60
Other	1,654	4.23
Total	39,050	100.00%

Commercial.   We make loans to small to medium-sized businesses whose demand for funds falls within our legal lending limits. This category of loans includes loans made to individual, partnership or corporate borrowers, and are obtained for a variety of business purposes. Risks associated with these loans can be significant and include, but are not limited to, fraud, bankruptcy, economic downturn, deteriorating or non-existing collateral and changes in interest rates.

Construction Loans.   We make and hold real estate loans, consisting primarily of single-family residential construction loans for one-to-four unit family structures. We require a first lien position on the land associated with the construction project and offer these loans to professional building contractors and homeowners. Loan disbursements require on-site inspections to assure the project is on budget and that the loan proceeds are being used for the construction project and not being diverted to another project. The loan-to-value ratio for these loans is predominantly 80% of the lower of the as-built appraised value. Loans for construction can present a high degree of risk to the lender, depending upon, among other things, whether the builder can sell the home to a buyer, whether the buyer can obtain permanent financing, and the nature of changing economic conditions.

Commercial Real Estate.   The bank offers both owner-occupied and income-producing commercial real estate loans. In addition, we offer land acquisition and development loans for subdivision, office, and industrial projects. The bank requires a first lien on the real estate associated with the commercial projects. Additionally, the borrower is required to assign the leases and rents on each project to the bank. The loan-to-value of these projects are normally 80% for improved property and 75% for development loans.

Consumer.   We make a variety of loans to individuals for personal, family and household purposes, including secured and unsecured installment and term loans, home equity loans and lines of credit. Consumer loan repayments depend upon the borrower’s financial stability and are more likely to be adversely affected by divorce, job loss, illness and personal hardships. Because depreciable assets such as boats, cars and trailers secure many consumer loans, we amortize these loans over the useful life of the asset. To minimize the risk that the borrower cannot afford the monthly payments, fixed monthly obligations are limited to no more than 40% of the borrower’s gross monthly income. The borrower should also be employed for at least 12 months prior to obtaining the loan. The loan officer reviews the borrower’s past credit history, past income level, debt history and, when applicable, cash flows to determine the impact of all of these factors on the borrower’s ability to make future payments as agreed.

Credit Risks.   The fundamental economic risk associated with each category of the loans that we make is the creditworthiness of the borrower. General economic conditions and the strength of the services and retail market segments are factors that affect borrower creditworthiness. Risks associated with real estate loans also include fluctuations in the value of real estate, new job creation trends, tenant vacancy rates and, in the case of commercial borrowers, the quality of the borrower’s management team. In addition, a commercial borrower’s ability both to evaluate properly changes in the supply and demand characteristics affecting its markets for products and services and to respond effectively to these changes are significant factors in the creditworthiness of a commercial borrower. General economic factors affecting a borrower’s ability to repay include interest, inflation and employment rates, as well as other factors affecting a borrower’s customers, suppliers and employees.

The well-established banks in Bibb, Houston and Chatham Counties, are likely to make proportionately more loans to medium to large-sized businesses than we anticipate making. Many of the commercial loans that we make are made to small- to medium-sized businesses, which may be less able to withstand competitive, economic and financial pressures than larger borrowers.

Lending Policies.   We seek credit-worthy borrowers within our primary service area. Our primary lending function is to make loans to small- to medium-sized businesses. In addition to commercial loans, we make installment loans, home equity loans, real estate loans and second mortgage loans to individual consumers.

Lending Approval and Review.   Under our loan approval process each lending officer is granted authority to extend loans up to an amount assigned and approved by the Board of Directors.  Loans that exceed individual lending officer authority must obtain approval by either the senior credit officer or the president, if the requested loan amount is within the senior credit officer or the president’s respective authority. If the requested loan amount is outside the senior credit officer or the president’s authority, the Board of Director’s Loan Committee must meet to provide the necessary approval. The Board of Director’s Loan Committee meets on a weekly basis to consider any lending requests that exceed the senior credit officer and president’s assigned lending authority.

Each Lending Officer is required to complete an annual review of the loans and the relationships that exceed a specified dollar amount.  The annual review analyzes all current financial and company information to insure the continued repayment ability and continued viability of the customer. Any negative change in the financial status of the customer is reported to the Directors’ Loan Committee on a quarterly basis.

Lending Limits.   Our legal lending limits are 15% of our unimpaired capital and surplus for unsecured loans and 25% of our unimpaired capital and surplus for loans secured by readily marketable collateral. As of December 31, 2005, our legal lending limit for unsecured loans was approximately $4.6 million, and our legal lending limit for secured loans was approximately $7.7 million. While we generally employ more conservative lending limits, the Board of Directors has discretion to lend up to its legal lending limits.

Deposits

Our principal source of funds for loans and investing in securities is time deposits. We utilize a comprehensive marketing plan, a broad product line and competitive products and services to attract deposits. We offer a wide range of deposit services, including checking, savings, money market accounts and certificates of deposit. The primary sources of deposits are Bibb County and Houston County residents and local businesses and their employees. We believe that the rates we offer for core deposits are competitive with those offered by other financial institutions in our market areas. Secondary sources of funding include advances from the Federal Home Loan Bank (FHLB), subordinated debt and other borrowings. These secondary sources enable us to borrow funds at rates and terms, which at times, are more beneficial to us. Because of the historically low interest rate environment in the last two years, we have chosen to obtain a portion of our deposits from outside our market. Our out-of-market, Internet or brokered, CDs represented 51.4% of total deposits as of December 31, 2005.

Other Banking Services

Given client demand for increased convenience and account access, we offer a range of products and services, including 24-hour Internet banking, direct deposit, traveler’s checks, safe deposit boxes, United States savings bonds and automatic account transfers. We earn fees for most of these services. We also receive ATM fees from transactions performed by our customers participating in a shared network of automated teller machines and a debit card system that our customers can use throughout the United States.

Investments

After establishing necessary cash reserves and funding loans, we invest our remaining liquid assets in securities allowed under banking laws and regulations. We invest primarily in obligations of the United States or obligations guaranteed as to principal and interest by the United States, other taxable securities and in certain obligations of states and municipalities. We also invest excess funds in federal funds with our correspondent banks. The sale of federal funds represents a short-term loan from us to another bank.

Risks associated with our investments include, but are not limited to, interest rate fluctuation, maturity and concentration.

Seasonality and Cycles

We do not consider our commercial banking business to be seasonal.

Employees

On December 31, 2005, we had 66 full-time employees and a 47.19% efficiency ratio. We expect that our staff will increase as a result of our increased branching activities anticipated in 2006. We consider our employee relations to be good, and we have no collective bargaining agreements with any employees.

Properties

We conduct our business primarily through our office located at 4077 Forsyth Road, Macon, Bibb County, Georgia. We own this facility, which contains approximately 14,000 square feet of space, and also serves as our main office, opening for business as a bank office on December 10, 2001.

The following table summarizes pertinent details of our owned banking and loan production offices, and our leased operations center.

Office Address	City	Zip Code	Date Opened
502 Mulberry Street	Macon	31201	March 29, 2004
494 Monroe Street	Macon	31201	February 7, 2005
252 Holt Avenue (Leased)	Macon	31201	February 22, 2005
464 S. Houston Lake Drive	Warner Robins	31088	April 7, 2005
7393 Hodgson Memorial Drive, Suite 201	Savannah	31406	December 19, 2005

All of the offices listed above, excluding the Holt Avenue location, are owned by the Bank. The Holt Avenue location has a lease term of three years. We believe that our banking offices are in good condition, are suitable to our needs and, for the most part, are relatively new. We are not aware of any environmental problems with the properties that we own that would be material, either individually, or in the aggregate, to our operations or financial condition. We also have contracts to purchase two parcels of land for future potential branch locations. These parcels of land are located in Rincon and Pooler, Georgia.

Legal Proceedings

There are no material pending legal proceedings to which Atlantic Southern Financial Group or Atlantic Southern Bank are a party or to which any of their properties are subject; nor are there material proceedings known to us to be contemplated by any governmental authority; nor are there material proceedings known to us, pending or contemplated, in which any director, officer or affiliate or any principal security holder of Atlantic Southern Financial Group or any associate of any of the foregoing, is a party or has an interest adverse to Atlantic Southern Financial Group.

Website Address

Our corporate website address is www.atlanticsouthernbank.com. From this website, select the “Investor Information” link followed by selecting “SEC Filings.” This is a direct link to our filings with the Securities and Exchange Commission (SEC), including but not limited to our quarterly reports on Form 10-QSB, current reports on Form 8-KSB and any amendments to these reports. These reports are accessible soon after we file them with the SEC.

MANAGEMENT

Directors and Executive Officers

Our bylaws and articles of incorporation provide for a staggered Board of Directors so that, as nearly as possible, one-third of our directors will be elected each year to serve three-year terms. The terms of each class expires at the annual meeting in the years indicated below, when their successors are elected and qualified.

The following table shows for each director and executive officer: (a) his or her name; (b) his or her age at December 31, 2005; (c) how long he or she has been a director; (d) his or her position(s) with Atlantic Southern Financial Group and Atlantic Southern Bank, other than as a director; and (e) his or her principal occupation and recent business experience for the past five years.

Name (Age)	Director Since	Position with Atlantic Southern Financial Group and Business Experience
Class I Directors (Term Expiring 2009):
Peter R. Cates (41)	2001

Vice President of Finance Administration of Asbury Theological Seminary since 2005; Attorney at Smith, Hawkins, Hollingsworth & Reeves, LLP from 2002 to 2005; Attorney at Miller, Cowart & Howe, LLP from 1990 to 2002.

Dr. Laudis (Rick) H. Lanford (47).	2001	Ordained Elder in the United Methodist Church and Vice President for Development of the Methodist Home for Children and Youth in Macon since 1984.
J. Russell Lipford, Jr. (57)	2001	Chairman and Partner in the accounting firm of Clifton, Lipford, Hardison, & Parker, LLC since 1974.
Donald L. Moore, Jr.(61)	2006	President of Donald L. Moore, Jr., Inc., a development and commercial contracting firm with headquarters in Savannah, Georgia, since 1973.
Dr. Hugh F. Smisson, III (48)	2001

Board-certified neurosurgeon; Vice President of the Neurosurgical Institute of Central Georgia, P.A.; Founder, President and Chief Executive Officer of Smisson-Cartledge Biomedical, LLC (biomedical company).

Class II Directors (Term Expiring 2007):
Carolyn Crayton (74)	2001	Founder of Keep Macon-Bibb Beautiful Commission and the Macon International Cherry Blossom Festival.
Thomas J. McMichael (69)	2001	Retired banker; Member of Houston County Board of Commissioners since 1996.
Tyler J. Rauls, Jr. (61)	2001	Founder and President of Southeastern Retirement Management, Inc. (development and management of retirement communities) since 1986.
Mark A. Stevens (54)	2001

President and Chief Executive Officer of Atlantic Southern Financial Group and Atlantic Southern Bank; Former President and Chief Executive Officer of Colonial Bank’s central Georgia region from 1998 to 2000; Former Senior Vice President and Senior Lender of First Macon Bank and Trust Company from 1988 to 1998.

Class III Directors (Term Expiring 2008):
Raymond O. Ballard, Jr. (41)	2001

President of Rob Ballard Homes, Inc. (construction) since 2000; Co-owner of BuildSouth, LLC, President and Managing Partner of Chase Development Group, Inc., Clinton Crossing Development, Inc. and sole member and manager of Place maker, LLC (real estate management) since 1996.

J. Douglas Dunwody (48)	2001	Majority Owner and President of Dunwody Insurance Agency, Inc. since 1984.
William A. Fickling, III (49)	2001	Chairman of the Board of Directors of Atlantic Southern Bank; Private investment portfolio manager and Vice President of Mulberry Street Investment Company, LP. Since 1986.
Carl E. Hofstadter (50)	2001	Founder and President of Hofstadter and Associates, Inc. (enginee ring consulting) since 1982.
George Waters, Jr. (46)	2001	President and Majority Owner of Waters and Sons Construction and Paving, Inc. and Flowline Curbing & Construction, Inc since 1981; Owner and General Manager of Mid-Georgia Grading, Inc. since 1995.

Name (Age)	Executive Since	Position with Atlantic Southern Financial Group and Business Experience
Non-Director Executive Officers:
Gary P. Hall (62)	2001	Executive Vice President and Chief Lending Officer, Atlantic Southern Financial Group and Atlantic Southern Bank.
Carol Soto (47)	2001	Executive Vice President, Chief Financial Officer and Secretary, Atlantic Southern Financial Group and Atlantic Southern Bank.
Brandon L. Mercer (29)	2005	First Senior Vice President Corporate Lending, Atlantic Southern Bank.

Corporate Governance

Our Board of Directors.   During the year ended December 31, 2005, the Board of Directors of the bank held 14 meetings. All incumbent directors attended at least 75% of the total number of meetings of the Board of Directors and committee meetings.

We are governed by a Board of Directors and various committees of the Board that meet throughout the year. We currently have fourteen directors, each of whom serves for a three-year term unless such director resigns or is removed. Directors discharge their responsibilities throughout the year at board and committee meetings and also through telephone contact and other communications with the chairman and chief executive officer and other officers.

Committees of the Board.   The Board of Directors has established an Audit Committee, which recommends to the Board of Directors the independent public accountants to be selected to audit our annual financial statements, evaluates internal accounting controls, reviews the adequacy of the internal audit budget, personnel and plan, and determines that all audits and exams required by law are performed fully, properly, and in a timely fashion. The Audit Committee members are: J. Russell Lipford, Jr. (chairperson), William A. Fickling, III, Raymond O. Ballard, J. Douglas Dunwody, and Laudis H. Lanford.

Each of these members meets the requirement for independence as defined by the National Association of Securities Dealers’ listing standards. The Board has determined that Mr. Lipford meets the criteria specified under applicable SEC regulations for an “audit committee” financial expert and that all of the committee members are financially sophisticated. During the fiscal year ended December 31, 2005, the Audit Committee held five meetings.

The Board of Directors has established an Executive Committee, which is responsible for establishing targets and awards for any incentive compensation plan, reviewing salary ranges and fringe benefits, and reviewing and approving remuneration of the executive officers. The current Executive Committee members are: J. Russell Lipford, Jr., Mark A. Stevens, Carl E. Hofstadter, Tyler J. Rauls, Jr. and William A. Fickling, III. During the fiscal year ended December 31, 2005, the Executive Committee held 16 meetings. Also, the Executive Committee is responsible for administering the 2001 Incentive Plan, including granting awards of stock-based compensation pursuant to the plan.

We do not have a standing nominating committee for director nominees and have not adopted a nominating committee charter. Rather, the full Board of Directors participates in the consideration of director nominees. Each of our directors, except for Mr. Stevens, is an independent director under the National Association of Securities Dealers’ definition of “independent director.” Since only one of our directors is not independent, we believe a standing nominating committee for director nominees is not necessary.

Code of Ethics.   We have adopted a Code Ethics that applies to our principal executive, financial and accounting officers. We believe the Code is reasonably designed to deter wrongdoing and to promote honest and ethical conduct, including: the ethical handling of conflicts of interest; full, fair and accurate disclosure in filings and other public communications made by us; compliance with applicable laws; prompt internal reporting of violations of the Code; and accountability for adherence to the Code.

Compensation Committee Interlocks and Insider Participation.   During 2005, none of our executive officers served as a director or member of the Compensation Committee (or group performing equivalent functions) of any other entity for which any of our Executive Committee members served as an executive officer.

Director Compensation

Directors receive $1,000 per Board meeting for their service as directors; however, the Chairman of the Board of Directors receives $1,500 per Board meeting. In addition, each director that serves on a committee receives $100 per committee meeting attended.

Executive Compensation and Other Benefits

The following table sets forth various elements of compensation awarded to or paid by us for services rendered in all capacities during the last three fiscal years to our Chief Executive Officer, our Chief Lending Officer, our Chief Financial Officer, and our Corporate Lending Senior Vice President. No other executive officer received a combined payment of salary and bonus in excess of $100,000 for services rendered during the fiscal year of 2005.

Summary Compensation Table

						Long
						Term
						Compensation
						Awards
		Annual Compensation(13)				Securities	Other
				Other Annual		Underlying	Compensation
Name and Position	Year	Salary	Bonus($)	Compensation($)		Options/SARs(#)	($)(14)
Mark A. Stevens	2005	$170,000	$70,020	$16,846	(1)	—	$9,432
President, Director and Chief	2004	142,594	0	8,948	(2)	—
Executive Officer	2003	135,804	10,000	4,551	(3)	—
Gary P. Hall	2005	$133,400	$30,020	$5,101	(4)	—	$9,792
Executive Vice President	2004	115,794	0	4,903	(5)	—
Chief Lending Officer	2003	110,276	4,500	3,687	(6)	—
Carol Soto	2005	$105,833	$30,020	$2,799	(7)	—	$2,106
Executive Vice President	2004	82,898	0	2,696	(8)	—
Chief Financial Officer and Secretary	2003	78,000	4,500	2,632	(9)	—
Brandon L. Mercer	2005	$105,833	$30,020	$2,841	(10)	—	$1,010
Senior Vice President	2004	91,146	0	2,340	(11)	—
Corporate Lending	2003	75,000	5,750	1,266	(12)	—

(1)    Consists of $4,294 matching contribution to 401(k) account and directors fees of $12,000.

(2)  Consists of $4,396 matching contribution to 401(k) account and directors fees of $4,000.

(3)  Consists of $3,819 matching contribution to 401(k) account.

(4)    Consists of $1,584 payment on life insurance policy and $3,517 matching contribution to 401(k) account.

(5)  Consists of $1,441 payment on life insurance policy and $3,462 matching contribution to 401(k) account.

(6)  Consists of $3,061 matching contribution to 401(k) account.

(7)             Consists of $2,493 matching contribution to 401(k) account.

(8)    Consists of $2,487 matching contribution to 401(k) account.

(9)    Consists of $2,244 matching contribution to 401(k) account.

(10)  Consists of $2,719 matching contribution to 401(k) account.

(11)  Consists of $2,250 matching contribution to 401(k) account.

(12)  Consists of $366 payment on life insurance policy and $900 matching contribution to 401(k) account.

(13)  We have omitted information on “perks” and other personal benefits with an aggregate value below the minimum amount required for disclosure under the Securities and Exchange Commission regulations.

(14)  All Other Compensation for 2005 includes the amount contributed to the named executive’s Salary Continuation Agreement.

Grants of Options/SARS in Last Fiscal Year.   There were no options granted during 2005. Of Mr. Stevens’ outstanding options, 24,000 (adjusted for stock-split) vested in equal increments over five years, and as of October 6, 2005, 36,000 (adjusted for stock-split) shares granted in 2002 will now vest in equal increments over five years. The October 6, 2005 amendment to the Incentive Stock Option Award also provides that the options shall fully vest upon Mr. Stevens’ death. Mr. Hall’s outstanding options vest and become exercisable in equal increments over five years.

Aggregated Option Exercises in 2005 and 2005 Year-End Option Values.   The following table shows the number of shares underlying stock options held by the executive officers named in the summary compensation table.

	Shares Acquired	Value	Number of Securities Underlying Unexercised Options at December 31, 2005				Value of Unexercised In the Money Options at December 31, 2005(1)
Name	on Exercise(#)	Realized ($)	Exercisable		Unexercisable		Exercisable	Unexercisable
Mark A. Stevens	0	$0	19,200	(2)	4,800	(2)	$337,536	$84,384
			21,600	(3)	14,400	(3)	347,328	231,552
Gary P. Hall	0	0	9,600	(2)	2,400	(2)	168,768	42,192
			2,925	(3)	1,950	(3)	47,034	31,356
Carol Soto	0	0	7,800	(2)	1,950	(2)	137,124	34,281
			1,625	(3)	3,250	(3)	26,130	52,260
Brandon L. Mercer	0	0	4,500	(2)	3,000	(2)	79,110	52,740
			1,250	(3)	2,500	(3)	20,110	40,200

(1)          As of December 31, 2005, the market price of our common stock was $24.25 per share (trades occurred since being quoted on the OTC Bulletin Board may not be representative of the actual value of our common stock). The value of the options was calculated by subtracting the exercise price from this amount.

(2)          Based on $6.67 per share, post-split exercise price.

(3)          Based on $8.17 per share, post-split exercise price.

Employment Agreements

We regularly evaluate the total compensation paid to our senior management to link their compensation to our operating performance in the short- and long-term. To that end, we are analyzing implementing bonus structures, supplemental retirement plans and equity based and other long-term incentive programs that are consistent with those found in our industry. Our current employment agreements with our senior management are described below.

Mark A. Stevens.   Effective October 6, 2005 we entered into an amended and restated employment agreement with Mark A. Stevens, which provides that he will continue to serve as our president and chief executive officer. Currently, under the terms of the employment agreement, Mr. Stevens receives a base salary of $184,450 per year. Pursuant to the employment agreement, we may pay Mr. Stevens an annual bonus compensation that is 50% to 75% of his base salary. The maximum target bonus award is $138,338, which is calculated on the bank’s earnings, and based on our performance meeting a targeted return on assets of 1.0% and asset growth of 50% over 2006. The minimum target bonus award is $92,225, which is based on meeting a targeted return on assets of 0.90% and asset growth of 30%. Both bonus calculations are determined in accordance with generally accepted accounting principles by our independent certified public accountants. We provide Mr. Stevens with an automobile for business and personal use. We also pay operating, maintenance and related automobile expenses.

The initial term of Mr. Stevens’ amended and restated employment agreement is three years. At the end of three years, the term will be automatically extended for successive twelve-month periods unless one party gives notice of intention not to extend the agreement. We will be obligated to pay Mr. Stevens his base salary for 12 months if we terminate his employment without cause, or if he terminates his employment for cause.

If Mr. Stevens becomes disabled, we may terminate the employment agreement and will be obligated to pay him for six months, or until he begins receiving payments under our long-term disability policy.

Upon a change of control, Mr. Stevens will be entitled to severance compensation equal to 12 months of his base salary if we or our successor terminates his employment other than for cause or if he terminates for cause. Cause for terminating employment is defined in Mr. Stevens’ employment agreement. In addition, during the term of the agreement and for 12 months following its termination under specified circumstances, Mr. Stevens is prohibited from competing with us and soliciting our customers or employees. The noncompetition and the nonsolicitation provisions of the agreement only apply if Mr. Stevens terminates his employment without cause or in connection with a change of control, or if we terminate his employment for cause.

Effective November 1, 2005, we entered into a salary continuation agreement with Mr. Stevens which provides annual benefits, paid out in equal monthly installments, based on a percentage of Mr. Stevens final annual base expected salary, upon his retirement after reaching age 65. The initial percentage base of the salary payable is 40%. In the event Mr. Stevens voluntarily or involuntarily resigns, he will be entitled to the vested percentage of the benefits actually accrued under the salary continuation agreement. These benefits vest by 20% of the expected salary in the first Plan Year, and an additional 20% for each succeeding Plan Year until Mr. Stevens becomes 100% vested. In the event of a change of control (as defined in the salary continuation agreement) Mr. Stevens will be entitled to 100% of the benefits actually accrued. In the event Mr. Stevens dies while benefits are still payable, his designated beneficiary will be entitled to all payments at the same time and in the same manner.

Gary P. Hall.   Effective December 10, 2001, we entered into an employment agreement with Gary Hall, which provides that he will serve as our senior vice president. Currently, under the terms of the employment agreement, we pay him a base salary of $150,000 per year. Pursuant to the employment agreement, under our 2001 Stock Incentive Plan, we granted Mr. Hall an incentive stock option to purchase 12,000 (adjusted for stock-split) shares of common stock at a purchase price of $6.67 (adjusted for stock-split) per share. The option generally will vest and become exercisable in 20% increments over 5 years, commencing on the first anniversary of the option grant date and continuing for the next four successive anniversaries.

The initial term of Mr. Hall’s employment agreement was three years. At the end of three years, the term was automatically extended for successive twelve-month periods, and will continue until one party gives notice of intention not to extend the agreement. We are obligated to pay Mr. Hall his base salary for 12 months if we terminate his employment without cause, or if he terminates his employment for cause. If Mr. Hall becomes disabled, we may terminate the employment agreement and will be obligated to pay Mr. Hall for three months, or until he begins receiving payments under our long-term disability policy.

Upon a change of control, Mr. Hall will be entitled to severance compensation equal to 12 months of his base salary if we or our successor terminates his employment other than for cause or if he terminates for cause. Cause for terminating employment is defined in Mr. Hall’s employment agreement. In addition, during the term of the agreement and for 12 months following its termination under specified circumstances, Mr. Hall is prohibited from competing with us and soliciting our customers or employees. The noncompetition and the nonsolicitation provisions of the agreement only apply if he terminates his employment without cause or in connection with a change of control, or if we terminate his employment for cause.

Effective November 1, 2005, we entered into a salary continuation agreement with Mr. Hall, which is generally the same as the agreement with Mr. Stevens, except Mr. Hall will be entitled to an annual benefit of $36,000 for twelve years upon his retirement after reaching age 67.

Carol Soto.   Effective July 10, 2003, we entered into an employment agreement with Carol Soto, which provides that she will serve as our Chief Financial Officer. Currently, under the terms of the employment agreement, we pay her a base salary of $121,000 per year. Pursuant to the employment agreement, under our 2001 Stock Incentive Plan, we granted Ms. Soto an incentive stock option to purchase 9,750 (adjusted for stock-split) shares of common stock at a purchase price of $6.67 (adjusted for stock-split) per share. The option generally will vest and become exercisable in 20% increments over 5 years, commencing on the first anniversary of the option grant date and continuing for the next four successive anniversaries.

The initial term of Ms. Soto’s employment agreement was three years. At the end of three years, the term will automatically extend for successive twelve-month periods, and will continue until one party gives notice of intention not to extend the agreement. We are obligated to pay Ms. Soto her base salary for 12 months if we terminate her employment without cause, or if she terminates her employment for cause. If Ms. Soto becomes disabled, we may terminate the employment agreement and will be obligated to pay Ms. Soto for three months, or until she begins receiving payments under our long-term disability policy.

Upon a change of control, Ms. Soto will be entitled to severance compensation equal to 12 months of her base salary if we or our successor terminates her employment other than for cause or if she terminates for cause. Cause for terminating employment is defined in Ms. Soto’s employment agreement. In addition, during the term of the agreement and for 12 months following its termination under specified circumstances, Ms. Soto is prohibited from competing with us and soliciting our customers or employees. The noncompetition and the nonsolicitation provisions of the agreement only apply if she terminates her employment without cause or in connection with a change of control, or if we terminate her employment for cause.

Effective November 1, 2005, we entered into a salary continuation agreement with Ms. Soto, which is generally the same as the agreement with Mr. Stevens, except Ms. Soto will be entitled to an annual projected benefit of 30% of her first annual base salary, subject to annual increases of 4%, upon her retirement after reaching age 60. In the event Ms. Soto voluntarily or involuntarily resigns, she will be entitled to the vested 10 percent of the benefits actually accrued under her agreement for the first Plan Year,and an additional 10 percent of said amount for each succeeding Plan Year. Finally, there is no provision made for Ms. Soto in the event of a change of control

Brandon L. Mercer.   Although we have not entered into an employment agreement with Mr. Mercer, we are currently paying him a base salary of $110,000. On January 1, 2005, we entered into an executive bonus agreement with Mr. Mercer. Upon his completion of five consecutive years of participation, we will provide Mr. Mercer with a $250,000 bonus, in a lump sum, payable within thirty (30) days following the completion of the fifth year of participation.

Upon a change of control prior to the end of the fifth consecutive year of participation, Mr. Mercer will be entitled to the accrual balance of the bonus award, determined as of his separation from service. However, we will not pay any of the bonus award, under our agreement, if Mr. Mercer terminates his employment before the completion of his fifth consecutive year (whether due to termination for cause, as defined in his agreement, involuntary termination without cause, or a voluntary resignation) for reasons other than death, disability or following a change of control. If Mr. Mercer becomes disabled, we may terminate the bonus agreement and will be obligated to pay Mr. Mercer the accrual balance of the bonus award determined as of his separation from service.

Effective November 1, 2005 we entered into a salary continuation agreement with Mr. Mercer, which is generally the same as the agreement with Mr. Stevens, except Mr. Mercer will be entitled to an annual projected benefit of 30% of his final annual base salary, subject to annual increases of 4%, upon his retirement after reaching age 50. In the event Mr. Mercer voluntarily or involuntarily resigns, his benefits will not begin to vest until the sixth Plan Year, after which he is entitled to the vested 10 percent of the benefits actually accrued under his agreement. Also, he is entitled to an additional 10 percent of said amount for each succeeding Plan Year. Finally, there is no provision made for Mr. Mercer in the event of a change of control.

Executive Incentive Plan for 2006

Although the Executive Incentive Plan is not a formal agreement, it is a bonus plan made available to all named executives. The Executive Incentive Plan is designed to align executive compensation with our operating performance in the short-term and the long-term. If we do not meet our operating performance, growth and revenue goals established by our Board of Directors, the Incentive Plan allows the named executives to receive a a prorated bonus, based on the level of our achievement. If we meet previously established operating performance, growth and revenue goals, Mr. Stevens may earn a bonus of up to 75% of his salarly. Also, if the Company meets its previously established goals, Mr. Hall, Ms. Soto and Mr. Mercer may each earn up to 35% of their respective salaries

Stock Option Plans

The following table sets forth information regarding our equity compensation plans under which shares of our common stock are authorized for issuance. The only equity compensation plans maintained by us are the 2001 Stock Incentive Plan and the Incentive Stock Option Award. All data is presented as of September 30, 2005, and does not include organizers’ warrants.

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of shares remaining available for future issuance under the Plans (excludes outstanding options)
Equity compensation plans approved by security holders	105,000	$7.40	15,000
Equity compensation plans not approved by security holders	—	—	—
Total	105,000	$7.40	15,000

Certain Relationships and Related Transactions

We enter into banking and other business transactions in the ordinary course of business with our directors and officers, as well as members of their families and corporations, partnerships or other organizations in which they have a controlling interest. When these transactions occur, each transaction has been on the following terms:

•        In the case of banking transactions, each has been on substantially the same terms, including price or interest rate and collateral, as those prevailing at the time for comparable transactions with unrelated parties, and will not be expected to involve more than the normal risk of collectibility or present other unfavorable features to Atlantic Southern Financial Group or our subsidiary bank;

•        In the case of business transactions, each has been on terms no less favorable to Atlantic Southern Financial Group or the bank than could be obtained from an unrelated third party; and

•        In the case of all related party transactions, each has been approved by a majority of the directors, including a majority of the directors who do not have an interest in the transaction.

The aggregate amount of loans outstanding by us to our directors, executive officers and related parties as of December 31, 2005 was approximately $10.1 million, which represented approximately 39.8% of our consolidated shareholders equity as of this date.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists the number and percentage ownership of shares of common stock beneficially owned as of December 31, 2005 by each of our directors, each executive officer named in the summary compensation table presented elsewhere in this prospectus, all directors and executive officers as a group, and each person or entity that beneficially owns 5% or more of our outstanding common stock. Unless otherwise indicated, the address for each person included in the table is 4077 Forsyth Road, Macon, Georgia 31210.

Information relating to beneficial ownership of our common stock is based upon “beneficial ownership” concepts described in the rules issued under the Securities Exchange Act of 1934, as amended. Under these rules a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose or to direct the disposition of the security. A person is also deemed to be a beneficial owner of any security as to which that person has the right to acquire beneficial ownership within sixty (60) days from December 31, 2005. Unless otherwise indicated under “Amount and Nature of Beneficial Ownership,” each person is the record owner of and has sole voting and investment power with respect to his or her shares.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Shares Beneficially Owned Before Offering(1)	Warrants and Options Outstanding	Percent of Shares Beneficially Owned Before Offering (Fully Diluted)(2)	Percent of Shares Beneficially Owned After Offering(3)
Directors:
Raymond O. Ballard, Jr.	40,528	1.6%	22,500	2.1%	1.7%
Peter R. Cates	25,500	*	22,500	1.6%	1.3%
Carolyn Crayton	4,362	*	3,750	*	*
J. Douglas Dunwody	28,803	1.1%	18,000	1.5%	1.3%
William A. Fickling, III	221,811	8.5%	60,000	9.3%	*
Carl E. Hofstadter	64,389	2.5%	45,000	3.6%	7.6%
Dr. Laudis (Rick) H. Lanford	24,000	*	8,250	1.1%	3.0%
J. Russell Lipford, Jr.	43,875	1.7%	22,500	2.2%	*
Thomas J. McMichael	3,750	*	1,500	*	1.8%
Tyler J. Rauls, Jr.	86,497	3.3%	45,000	4.4%	*
Dr. Hugh F. Smisson, III	127,824	4.9%	45,000	5.7%	3.6%
Mark A. Stevens	18,000	*	75,000	3.1%	4.7%
George Waters, Jr.	21,360	*	15,000	1.2%	2.5%
Executive Officers (Non-Directors):					1.0%
Gary Hall	1,500	*	16,875	*	*
Carol Soto	10,762	*	14,625	*	*
Brandon L. Mercer	1,500	*	11,250	*	*
All Directors and Executive Officers as a Group (16 persons)	724,311	27.8%	426,750	38.0%	31.1%
Other Holders of 5% or more:
Benjamin W. Griffith, III(4)	135,000	5.2%	0	4.5%	3.6%

*                     Less than 1%.

(1)             The percentage of our common stock beneficially owned was calculated based on 2,604,052 shares of common stock issued and outstanding as of December 31, 2005.

(2)             The percentage of our common stock beneficially owned was calculated based on 3,048,052, which includes 2,604,052 shares of common stock issued and outstanding as of December 31, 2005, 120,000 shares of common stock, post stock-split, subject to outstanding employee stock options, and 324,000 shares of common stock, post stock-split, subject to organizers’ warrants.

(3)             The percentage of our common stock beneficially owned was calculated based on 2,604,052 shares of common stock issued and outstanding as of December 31, 2005 and assumes the issuance of 666,666 shares of common stock in connection with this offering. The percentage also includes 120,000 shares of common stock, post stock-split, subject to outstanding employee stock options, and 324,000 shares of common stock, post stock-split, subject to organizers’ warrants. The percentage of our common stock beneficially owned does not include any shares that any director may purchase in this offering.

(4)             The address of Mr. Griffith is 6304 Peake Road, Macon, Georgia 31210.

SUPERVISION AND REGULATION

We are subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of our operations. These laws generally are intended to protect depositors and not shareholders. The following discussion describes the material elements of the regulatory framework that applies to us.

Atlantic Southern Financial Group, Inc.

Because we own all of the capital stock of Atlantic Southern Bank, we are a bank holding company under the federal Bank Holding Company Act of 1956 (the “Bank Holding Company Act”). As a result, we are primarily subject to the supervision, examination and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve Board. As a bank holding company located in Georgia, the Georgia Department of Banking and Finance also regulates and monitors all significant aspects of our operations.

Acquisitions of Banks.   The Bank Holding Company Act requires every bank holding company to obtain the Federal Reserve Board’s prior approval before:

•       acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank’s voting shares;

•       acquiring all or substantially all of the assets of any bank; or

•       merging or consolidating with any other bank holding company.

Additionally, the Bank Holding Company Act provides that the Federal Reserve Board may not approve any of these transactions if it would result in or tend to create a monopoly or, substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve Board is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. The Federal Reserve Board’s consideration of financial resources generally focuses on capital adequacy, which is discussed below.

Under the Bank Holding Company Act, if adequately capitalized and adequately managed, we, as well as other banks located within Georgia, may purchase a bank located outside of Georgia. Conversely, an adequately capitalized and adequately managed bank holding company located outside of Georgia may purchase a bank located inside Georgia. In each case, however, restrictions may be placed on the acquisition of a bank that has only been in existence for a limited amount of time or will result in specified concentrations of deposits. Currently, Georgia law prohibits a bank holding company from acquiring control of a financial institution until the target financial institution has been incorporated for three years. Because our the bank has been chartered for more than three years, this limitation would not limit our ability to sell.

Change in Bank Control.   Subject to various exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve Board approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

•       the bank holding company has registered securities under Section 12 of the Securities Act of 1934; or

•       no other person owns a greater percentage of that class of voting securities immediately after the transaction.

Our common stock is registered under Section 12 of the Securities Exchange Act of 1934. The regulations provide a procedure for challenging any rebuttable presumption of control.

Permitted Activities.   A bank holding company is generally permitted under the Bank Holding Company Act, to engage in or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in the following activities:

•       banking or managing or controlling banks; and

•       any activity that the Federal Reserve Board determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve Board has found to be so closely related to banking as to be a proper incident to the business of banking include:

•       factoring accounts receivable;

•       making, acquiring, brokering or servicing loans and related activities;

•       leasing personal or real property;

•       operating a non-bank depository institution, such as a savings association;

•       trust company functions;

•       financial and investment advisory activities;

•       conducting discount securities brokerage activities;

•       underwriting and dealing in government obligations and money market instruments;

•       providing specified management consulting and counseling activities;

•       performing selected data processing services and support services;

•       acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

•       performing selected insurance underwriting activities.

Despite prior approval, the Federal Reserve Board may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company’s continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries.

Gramm-Leach-Bliley Act; Financial Holding Companies.   The Financial Services Modernization Act of 1999, or the Gramm-Leach-Bliley Act, revised and expanded the provisions of the Bank Holding Company Act by including provisions that permit a bank holding company to qualify and elect to become a financial holding company. In addition to the permissible bank holding company activities listed above, a financial holding company may engage in additional activities that are financial in nature or incidental or complementary to financial activity. Under the regulations implementing the Gramm-Leach-Bliley Act, the following activities are considered financial in nature:

•       lending, trust and other banking activities;

•       insuring, guaranteeing or indemnifying against loss or harm, or providing and issuing annuities and acting as principal, agent or broker for these purposes, in any state;

•       providing financial, investment or advisory services;

•       issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly;

•       underwriting, dealing in or making a market in securities;

•       other activities that the Federal Reserve Board may determine to be so closely related to banking or managing or controlling banks as to be a proper incident to managing or controlling banks;

•       foreign activities permitted outside of the United States if the Federal Reserve Board has determined them to be usual in connection with banking operations abroad;

•       merchant banking through securities or insurance affiliates; and

•       insurance company portfolio investments.

To qualify to become a financial holding company, any subsidiary bank must be well capitalized and well managed and must have a Community Reinvestment Act rating of at least “satisfactory.” Additionally, we would be required to file an election with the Federal Reserve Board to become a financial holding company and must provide the Federal Reserve Board with 30 days’ written notice prior to engaging in a permitted financial activity. While we meet the qualification standards applicable to financial holding companies, we have not elected to become a financial holding company at this time.

Support of Subsidiary Institution.   Under Federal Reserve Board policy, we are expected to act as a source of financial strength and commit resources to support Atlantic Southern Bank. This support may be required at times when, without this Federal Reserve Board policy, we might not be inclined to provide it. Accordingly, in connection with the formation of the bank holding company we made a commitment to the Federal Reserve Board not to incur any debt without its approval. In addition, any capital loans made by us to Atlantic Southern Bank will be repaid only after its deposits and various other obligations are repaid in full. In the unlikely event of our bankruptcy, any commitment we give to a federal bank regulatory agency to maintain the capital of Atlantic Southern Bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Atlantic Southern Bank

Since Atlantic Southern Bank is a commercial bank chartered under the laws of the State of Georgia, we are primarily subject to the supervision, examination and reporting requirements of the FDIC and the Georgia Department of Banking and Finance. The FDIC and Department of Banking and Finance regularly examine the bank’s operations and have the authority to approve or disapprove mergers, the establishment of branches and similar corporate actions. Both regulatory agencies have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law. Additionally, our deposits are insured by the FDIC to the maximum extent provided by law. We are also subject to numerous state and federal statutes and regulations that affect our business, activities and operations.

Branching.   Under current Georgia law, we may open branch offices throughout Georgia with the prior approval of the Department of Banking and Finance. In addition, with prior regulatory approval, we may acquire branches of existing banks located in Georgia. Atlantic Southern Bank and any other national or state-chartered bank generally may branch across state lines only if allowed by the applicable states’ laws. Georgia law, with limited exceptions, currently permits branching across state lines only through interstate mergers.

Under the Federal Deposit Insurance Act, states may “opt-in” and allow out-of-state banks to branch into their state by establishing a new start-up branch in the state. Currently, Georgia has not opted-in to this provision. Therefore, interstate merger is the only method through which a bank located outside of Georgia may branch into Georgia. This provides a limited barrier of entry into the Georgia banking market, which protects us from an important segment of potential competition. However, because Georgia has elected not to opt-in, our ability to establish a new start-up branch in another state is limited. Many states that have elected to opt-in have done so on a reciprocal basis, meaning that an out-of-state bank may establish a new start-up branch only if their home state has also elected to opt-in. Consequently, until Georgia changes its election, the only way we will be able to branch into states that have elected to opt-in on a reciprocal basis will be through interstate merger.

Prompt Corrective Action.   The Federal Deposit Insurance Corporation Improvement Act of 1991 established a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) into which all institutions are placed. The federal banking agencies have specified by regulation the relevant capital level for each category.

Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized. An institution that is categorized as undercapitalized, significantly undercapitalized or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal regulator. A bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to various limitations. The controlling holding company’s obligation to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary’s assets at the time it became undercapitalized or the amount required to meet regulatory capital requirements. An undercapitalized institution is generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.

FDIC Insurance Assessments.   The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories:  (1) well capitalized, (2) adequately capitalized and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the “undercapitalized” category including institutions that are undercapitalized, significantly undercapitalized and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution’s primary federal regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution’s financial condition and the risk posed to the deposit insurance funds. Assessments range from 0 to 27 cents per $100 of deposits, depending on the institution’s capital group and supervisory subgroup. In addition, the FDIC imposes assessments to help pay off the $780 million in annual interest payments on the $8 billion Financing Corporation bonds issued in the late 1980s as part of the government rescue of the thrift industry. This assessment rate is adjusted quarterly and was set at 1.32 cents per $100 of deposits for the first quarter of 2006.

The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices; is in an unsafe or unsound condition to continue operations; or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Community Reinvestment Act.   The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve, the FDIC or the OCC shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on Atlantic Southern Bank. Additionally, we must publicly disclose the terms of various Community Reinvestment Act-related agreements.

Other Regulations.   Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. The Bank’s loan operations will be subject to federal laws applicable to credit transactions, such as the:

•       Federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•       Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•       Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•       Fair Credit Reporting Act of 1978 as amended by the Fair and Accurate Credit Transactions Act, governing the use and provision of information to credit reporting agencies certain indentity theft protections, and certain credit and other disclosures;

•       Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•       Servicemembers Civil Relief Act, which amended the Soldiers’ and Sailors’ Civil Relief Act of 1940, governing the repayment terms of, and property rights underlying, secured obligations of persons in military service; and

•       rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

The deposit operations of the bank are subject to the:

•        Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

•        Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Capital Adequacy

We are required to comply with the capital adequacy standards established by the Federal Reserve Board, in the case of Atlantic Southern Financial Group, and the FDIC, in the case of the bank.

The Federal Reserve Board has established a risk-based and a leverage measure of capital adequacy for bank holding companies. The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

The minimum guideline for the ratio of total capital to risk-weighted assets is 8%. Total capital consists of two components, Tier 1 Capital and Tier 2 Capital. Tier 1 Capital generally consists of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock and a limited amount of qualifying cumulative perpetual preferred stock, less goodwill and other specified intangible assets. Tier 1 Capital must equal at least 4% of risk-weighted assets. Tier 2 Capital generally consists of subordinated debt, other preferred stock and a limited amount of loan loss reserves. The total amount of Tier 2 Capital is limited to 100% of Tier 1 Capital. At December 31, 2005, our ratio of total capital to risk-weighted assets was 11.61% and our ratio of Tier 1 Capital to risk-weighted assets was 9.87%.

In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and other specified intangible assets, of 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating and implementing the Federal Reserve Board’s risk-based capital measure for market risk. All other bank holding companies generally are required to maintain a leverage ratio of at least 4%. At December 31, 2005, our leverage ratio was 9.45%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without reliance on intangible assets. The Federal Reserve Board considers the leverage ratio and other indicators of capital strength in evaluating proposals for expansion or new activities.

Failure to meet capital guidelines could subject a bank and a bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits and certain other restrictions on its business. As described above, significant additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements.

Payment of Dividends

Atlantic Southern Financial Group is a legal entity separate and distinct from Atlantic Southern Bank. The principal sources of our cash flow, including cash flow to pay dividends to its shareholders, are dividends that we receive from the bank. Statutory and regulatory limitations apply to the payment of dividends by a subsidiary bank to its bank holding company. These same limitations apply to a bank holding company’s payment of dividends to its shareholders. Our payment of dividends may also be affected by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

Statutory and regulatory limitations apply to our payment of dividends to our shareholders. If, in the opinion of the federal banking regulator, we were engaged in or about to engage in an unsafe or unsound practice, the federal banking regulator could require, after notice and a hearing, that we cease and desist from its practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the federal agencies have issued policy statements that provide that insured banks should generally only pay dividends out of current operating earnings

The Department of Banking and Finance also regulates our dividend payments and must approve dividend payments that would exceed 50% of the bank’s net income for the prior year. Our payment of dividends may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

In 2004, we declared no dividends. We have not declared a dividend since our inception and we do not expect to do so in the foreseeable future. Instead, we anticipate that all of our earnings, if any, will be used for working capital, to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our Board of Directors and will depend on many of the statutory and regulatory factors mentioned above.

Restrictions on Transactions with Affiliates

Atlantic Southern Financial Group and Atlantic Southern Bank are subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:

•       a bank’s loans or extensions of credit to affiliates;

•       a bank’s investment in affiliates;

•       assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve Board;

•       loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and

•       a bank’s guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank’s capital and surplus and, as to all affiliates combined, to 20% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. We must also comply with other provisions designed to avoid the taking of low-quality assets.

We are subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibit an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

We are subject to restrictions on extensions of credit to our executive officers, directors, principal shareholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

Privacy

Under the Gramm-Leach-Bliley Act, financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly sponsoring a product or service with a nonaffiliated third party. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers. We and the bank have established policies and procedures to assure our compliance with all privacy provisions of the Gramm-Leach-Bliley Act.

Anti-Terrorism and Money Laundering Legislation

We are subject to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism of 2001 (the USA PATRIOT Act), the Bank Secrecy Act and rules and regulations of the Office of Foreign Assets Control (the OFAC). These statutes and related rules and regulations impose requirements and limitations on specific financial transactions and account relationships, intended to guard against money laundering and terrorism financing. We have established a customer identification program pursuant to Section 326 of the USA PATRIOT Act and the Bank Secrecy Act, and otherwise has implemented policies and procedures to comply with the foregoing rules.

Federal Deposit Insurance Reform

On February 8, 2006, President Bush signed the Federal Deposit Insurance Reform Act of 2005 (FDIRA). The FDIC must adopt rules implementing the various provisions of FDIRA by November 5, 2006.

Among othe things, FDIRA changes the Federal insurance system by:

•       raising the coverage level for retirement accounts to $250,000;

•       indexing deposit insurance coverage levels for inflation beginning 2012;

•       prohibiting undercapitalized financial institutions from accepting employee benefit plan deposits;

•       merging the Bank Insurance Fund and Savings Association Insurance Fund into a new Deposit Insurance Fund (the DIF); and

•       providing credits to financial institutions that capitalized the FDIC prior to 1996 to offset future assessment premiums.

FDIRA also authorizes the FDIC to revise the current risk-based assessment system subject to notice and comment and caps the amount of the DIF at 1.50% of domestic deposits. The FDIC must issue cash dividends, awarded on a historical basis, for the amount of the DIF over the 1.50% ratio. Additionally, if the DIF exceeds 1.35% of domestic deposits at year-end, the FDIC must issue  cash dividends, awarded on a historical basis, for half of the amount of the excess.

Proposed Legislation and Regulatory Action

New regulations and statutes are regularly proposed that contain wide-ranging proposals for potential changes to the structures, regulations and competitive relationships of financial institutions operating and doing business in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Effect of Governmental Monetary Policies

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of operations of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

DESCRIPTION OF CAPITAL STOCK

The following information concerning our capital stock summarizes certain provisions of our Articles of Incorporation, commonly referred to as our Charter, and Bylaws, as well as certain statutes regulating the rights of holders of our common stock. The information does not purport to be a complete description of such matters and is qualified in all respects by the provisions of the Charter, the Bylaws and the Georgia Business Corporation Code.

Common Stock

General.   Our charter authorizes our Board of Directors to issue a maximum of twelve million (12,000,000) shares, divided into ten million (10,000,000) shares of common stock, $5.00 par value (common stock), and two million (2,000,000) shares of preferred stock, no par value. As of December 31, 2005, 2,604,052 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding. A total of approximately 120,000 shares of common stock, post stock-split, were subject to outstanding employee stock options or reserved for future issuance and 324,000 shares of common stock, post stock-split, were subject to organizers’ warrants.

Voting Rights.   The holders of common stock are entitled to one vote per share, unless otherwise provided by law, and are not entitled to cumulative voting rights in the election of directors. As a result, the holders of more than 50% of the shares of our common stock voting in the election of directors (subject to the voting rights of any preferred shares then outstanding) may elect all of the directors then standing for election if they choose to do so. In such event, the holders of the remaining less than 50% of the shares voting for the election of directors are not able to elect any person or persons to the Board of Directors.

Dividend Rights.   Subject to any preferences for preferred shares then outstanding, each share of our common stock is entitled to participate equally in dividends as and when declared by our Board of Directors out of funds legally available therefor. The payment of dividends is further subject to certain regulatory restrictions which prohibits us from paying any dividends except from retained earnings. As of December 31, 2005, we have retained earnings of approximately $900 thousand.

Preemptive Rights.   The holders of our common stock do not have any preemptive or preferential rights to purchase or to subscribe for any additional shares of common stock or any other securities that may be issued by us.

Assessment and Redemption.   The shares of common stock presently outstanding are, and the shares that will be issued in connection with this offering will be, fully paid and non-assessable. There is no provision for redemption or conversion of our common stock.

Liquidation Rights.   In the event of our liquidation, dissolution or winding up, whether voluntarily or involuntarily, the holders of our common stock (and the holders of any class or series of preferred stock entitled to participate with our common stock in the distribution of assets) will be entitled to share ratably in any of the net assets or funds which are available for distribution to shareholders, after the satisfaction of all liabilities or after adequate provision is made therefor and after distribution to holders of any class of stock having preference over our common stock in the case of liquidation.

Preferred Stock

Our Charter currently authorizes our Board of Directors to issue two million (2,000,000) shares of preferred stock, no par value. Any amendment to the Charter authorizing an increase in the issuance of preferred stock will require the prior approval of the holders of a majority of our common stock then issued and outstanding. However, the Board of Directors is authorized, without shareholder approval, to provide for the issuance of the shares of Preferred Stock in series, which includes establishing the number of shares to be included in each series and designating the powers, preferences, and relative rights, qualifications and restrictions of the shares of each series. Although we have not issued nor have any present plans to issue any preferred stock, the ownership and control of Atlantic Southern Financial Group by the holders of our common stock would be diluted if we were to issue preferred stock that had voting rights.

Certain Takeover Considerations

Subject to the application of the Georgia Business Corporation Code, when applicable law requires shareholder approval of any merger or share exchange of Atlantic Southern Financial Group with or into any other corporation, or sale, lease, exchange or other disposition of all or substantially all of the assets, as determined by the Board of Directors of Atlantic Southern Financial Group, to any other corporation, or other entity, approval of such actions requires either (1) the affirmative vote of two-thirds (2/3) of our directors then in office and the affirmative vote of a majority of the issued and outstanding shares of Atlantic Southern Financial Group entitled to vote; or (2) the affirmative vote of a majority of our directors then in office and the affirmative vote of at least two-thirds (2/3) of the issued and outstanding shares of Atlantic Southern Financial Group entitled to vote.

The Georgia Business Corporation Code generally restricts a company from entering into specified business combinations with an interested shareholder, which is defined as any person or entity that is the beneficial owner of at least 10% of a company’s voting stock, or its affiliates for a period of five years after the date on which such shareholder became an interested shareholder, unless:

•       its board of directors approves the business combination or the transaction in which the shareholder became an interested shareholder prior to the date the shareholder became an interested shareholder;

•       the interested shareholder acquires 90% of the company’s voting stock in the same transaction in which it exceeds 10%; or

•       subsequent to becoming an interested shareholder, such shareholder acquires 90% of the company’s voting stock and the business combination is approved by the holders of a majority of the voting stock entitled to vote thereon.

The Georgia Business Corporation Code also contains provisions that impose certain fair price and other procedural requirements applicable to specified business combinations with any person who owns 10% or more common stock. These statutory requirements restrict business combinations with, and accumulations of shares of voting stock of, certain Georgia corporations.

The business combination statute and the fair price statute apply only if a corporation elects to be covered by their restrictions. We have elected to be covered by both the business combination statutes and the fair price statute.

Protective Provisions

General.   Shareholders’ rights and related matters are governed by Georgia law and our articles of incorporation and bylaws. Our articles of incorporation and bylaws contain protective provisions that would have the effect of impeding an attempt to change or remove our management or gain control in a transaction not supported by our board of directors. These provisions are discussed in more detail below. In general, one purpose of these provisions is to assist our board of directors in playing a role in connection with attempts to acquire control. They allow the board of directors to further and protect our interests, and those of our shareholders as appropriate under the circumstances, by enhancing the board’s ability to maximize the value to be received by the shareholders upon a sale.

Although our management believes the protective provisions are beneficial to our shareholders, they also may tend to discourage some takeover bids. As a result, our shareholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent that the protective provisions discourage undesirable proposals, we may be able to avoid those expenditures of time and money.

The protective provisions also may discourage open market purchases by a potential acquirer. These purchases could increase the market price of the common stock temporarily, enabling shareholders to sell their shares at a price higher than that which otherwise would prevail. In addition, the provisions could decrease the market price of the common stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The provisions also could make it more difficult and time consuming for a potential acquirer to obtain control by replacing our board of directors and management. Furthermore, the provisions could make it more difficult for our shareholders to replace the board of directors or management, even if a majority of the shareholders believes that replacing them would be in our best interests. As a result, the protective provisions could tend to keep the incumbent board of directors and management in place.

Preferred Stock.   The existence of preferred stock could impede a takeover without the approval of our board of directors. This is because the board of directors could issue shares of preferred stock to persons friendly to current management, which could render more difficult or discourage any attempt to gain control. In addition, the issuance of shares of preferred stock with voting rights may adversely affect the rights of the holders of common stock and, in some circumstances, could decrease the market price of the common stock.

Staggered Terms for Our Board of Directors.   Our board of directors will be divided into three classes. Directors will serve staggered terms of three years each, which means that approximately one-third (1/3) of the directors will be elected each year at our annual meeting of shareholders. At formation, each director in Class I was elected to an initial term of one (1) year; each director in Class II was elected to an initial term of two (2) years; and each director in Class III was elected to an initial term of three (3) years. Each director will serve until the election and qualification of his or her successor or until his or her earlier resignation, death or removal from office. This means that unless the existing directors were to resign, it would take at least two annual meetings of our shareholders to replace a majority of its directors.

Change in Number of Directors.   Our articles of incorporation provide that any change in the number of directors, as set forth in its bylaws, requires the affirmative vote of at least two-thirds (2/3) of the entire Board of Directors or the affirmative vote of the holders of at least two-thirds (2/3) of the outstanding shares of common stock.

Consideration of Atlantic Southern Financial Group’s Constituencies.   Our articles of incorporation provide that the board of directors shall consider (1) the short-term and long-term social and economic effects on the employees, customers, shareholders and other constituents of Atlantic Southern Financial Group, the bank, and the communities within which we operate; and (2) the consideration being offered by the other party in relation to our then-current value in a freely negotiated transaction and in relation to the board of directors’ then-estimate of our future value as an independent entity when evaluating any offer of another party:

•       to make a tender offer or exchange offer for any equity security of Atlantic Southern Financial Group;

•       to merge or effect a share exchange or similar transaction with Atlantic Southern Financial Group; and

•       to purchase or otherwise acquire all or substantially all of the assets of Atlantic Southern Financial Group.

SHARES ELIGIBLE FOR FUTURE SALE

Although prior to this offering our common stock was traded on the OTC Bulletin Board, there has been no established public trading market for our common stock. No prediction can be made as to the effect, if any, that the availability of common stock issued in this offering for sale will have on the market price of our shares. The market price of our common stock could decline because of the sale of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.

Assuming we sell all of the shares in this offering, we will have 3,270,718 shares of common stock outstanding after completion of this offering and 429,000 shares of common stock issuable upon the exercise of outstanding options. Of these shares, all of the shares sold in this offering (20.4% of the shares to be issued and outstanding) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” (as that term is defined in Rule 144 under the Securities Act), which shares will be subject to the resale limitations of Rule 144. “Restricted securities” may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 144(k) promulgated under the Securities Act, which are summarized below.

Beginning on the effective date of this offering, the 666,666 shares of common stock sold in this offering, not held by affiliates, will be immediately available for sale in the public market.

Rule 144

In general, under Rule 144, as currently in effect, any person or persons whose shares are required to be aggregated, including an affiliate of ours, who has beneficially owned shares for a period of at least one year is entitled to sell, within any three month period, commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•       1% of the then outstanding common stock; or

•       the average weekly trading volume in our common stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the SEC.

Sales under Rule 144 are also subject to provisions relating to notice and manner of sale and the availability of current public information about us during the 90 days immediately preceding a sale. In addition, a person who is not an affiliate of ours during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Benefit Plan Shares

We have filed registration statements on Form S-8 under the Securities Act to register shares of our common stock to be issued under our stock option plans. As of the date hereof, 120,000  of our shares of common stock are subject to outstanding options, of which options to purchase      shares are vested. A total of      shares of common stock, issuable upon the exercise of options or reserved for future issuance under our stock option plans, have been registered on Form S-8 registration statements. Shares covered by these registration statements are freely tradable, subject to vesting provisions, terms of the lock-up agreements and, in the case of affiliates only, the restrictions of Rule 144 other than the holding period requirement.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Powell Goldstein LLP, Atlanta, Georgia.

EXPERTS

The financial statements included in this prospectus, to the extent and for the periods indicated in their reports, have been audited by Thigpen, Jones, Seaton & Co., P.C., independent registered public accounting firm, as indicated in their reports with respect to the financial statements. These financial statements and the information derived from the report referenced in them are included in this prospectus in reliance upon the authority of Thigpen, Jones, Seaton & Co., P.C., as an expert in giving these kinds of reports.

Changes in Accountants

On March 9, 2006, Atlantic Southern Financial Group, Inc. (the “Company”) dismissed Thigpen, Jones, Seaton & Co., P.C. as its independent accountants and engaged Porter Keadle Moore, LLP as its independent accountants. Management anticipates, however, that Thigpen, Jones, Seaton & Co., P.C. will render consulting and other non-audit services to the Company in the future.

Prior to the dismissal, the Company did not consult with Porter Keadle Moore, LLP regarding the application of the accounting principles to a specific completed or contemplated transaction or any matter that was either the subject of a disagreement or a reportable event. The Company also did not consult with Porter Keadle Moore, LLP regarding the type of audit opinion that might be rendered on the Company’s consolidated financial statements.

The reports of Thigpen, Jones, Seaton & Co. on the Company’s consolidated financial statements for the fiscal year ended December 31, 2005 and Atlantic South Bank’s financial statements for the year ended December 31, 2004 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with its audits for the fiscal years ended December 31, 2005 and 2004, there have been no disagreements with Thigpen, Jones, Seaton & Co. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that, if not resolved to the satisfaction of Thigpen, Jones, Seaton & Co., would have caused such firm to make reference to the subject matter of the disagreement(s) in connection with its reports.

The Company’s Audit Committee participated in and approved the decision to change the Company’s independent accountants.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC pursuant to the information requirements of the Securities Exchange Act of 1934. You can read and copy these reports, proxy statements and other information concerning us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (202) 942-8090 for further information on the Public Reference Room. You can review our electronically filed reports, proxy and information statements on the SEC’s Internet site at http://www.sec.gov.

We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to our company and our common stock, reference is made to the registration statement and the exhibits and any schedules filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other documents filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. You can obtain a copy of the full registration statement, including the exhibits and schedules thereto, from the SEC as indicated above.

APPENDIX A

Subscription Agreement

By mail to: Atlantic Southern Financial Group, Inc. P.O. Box 27150 Macon, Georgia 31221 Attention: Mark Stevens	By hand delivery to: Atlantic Southern Bank 4077 Forsyth Road Macon, Georgia 31210 Attention: Mark Stevens

Ladies and Gentlemen:

I hereby subscribe to purchase the number of shares of common stock (the “shares”) of Atlantic Southern Financial Group, Inc. (the “Company”) indicated below.

I have received a copy of the Company’s prospectus, dated                  , 2006. I understand that my purchase of the Company’s common stock involves significant risk, as described under “Risk Factors” in the prospectus. I also understand that no federal or state agency has made any finding or determination regarding the fairness of the Company’s offering of common stock, the accuracy or adequacy of the prospectus, or any recommendation or endorsement concerning an investment in the common stock.

Enclosed is a check in the amount of $                  . My check is made payable to “Atlantic Southern Financial Group.” I understand that the Company has the right, in its sole discretion, to accept or reject any subscription in whole or in part on or before the Expiration Date.

I acknowledge that when the Company receives my subscription and my check, this subscription agreement will become final, irrevocable and binding on me.

Number of Shares:
Total Subscription Price
(at $ per share):
Please PRINT or TYPE exact name(s) in which undersigned desires shares to be registered

Address

(Continued)

SUBSTITUTE W-9

Under the penalty of perjury, I certify that: (1) the Social Security number or Taxpayer Identification Number given below is correct; and (2) I am not subject to backup withholding. INSTRUCTION:  YOU MUST CROSS OUT (2) ABOVE IF YOU HAVE BEEN NOTIFIED BY THE INTERNAL REVENUE SERVICE THAT YOU ARE SUBJECT TO BACKUP WITHHOLDING BECAUSE OF UNDERREPORTING INTEREST OR DIVIDENDS ON YOUR TAX RETURN.

Date

Signature(s)*

Area Code and Telephone No.	Please indicate form of ownership you desire for the shares (individual, joint tenants with right of survivorship, tenants in common, trust, corporation, partnership, custodian, etc.)

Social Security or Federal Taxpayer Identification No

TO BE COMPLETED BY THE COMPANY

Accepted as of                               , 2006, as to                          shares.

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.

By:
Signature

Print Name

* When signing as attorney, trustee, administrator, or guardian, please give your full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. In case of joint tenants, each joint owner must sign.

ATLANTIC SOUTHERN FINANCIAL GROUP, INC. AND
SUBSIDIARY

ANNUAL REPORT

YEAR ENDED DECEMBER 31, 2005

Atlantic Southern Financial Group, Inc., a Georgia corporation (the “Company”) is a holding company engaged in commercial banking primarily in Bibb County and Houston County, Georgia. The Company currently has one subsidiary, Atlantic Southern Bank (the “Bank”), which is active in retail and commercial banking.

The Company’s common stock, $5.00 par value (the “Common Stock”), is traded on the OTC Bulletin Board under the symbol “ASFN”; however, no active trading market has developed. As of January 1, 2006 there were 901 (ASFN) holders of record of the Company’s Common Stock. Currently, the Company’s sole source of income is dividends from the Bank. The Bank is subject to regulation by the Georgia Department of Banking and Finance (the “DBF”). Statutes and regulations enforced by the DBF include parameters that define when the Bank may or may not pay dividends. The Company’s dividend policy depends on the Bank’s earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors of the Company. No assurance can be given that any dividends will be declared by the Company, or if declared, what the amount of the dividends will be. All FDIC insured institutions, regardless of their level of capitalization, are prohibited from paying any dividend or making any other kind of distribution, if following the payment or distribution, the institution would be undercapitalized.

This statement has not been reviewed, or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.

CONSENT OF THIGPEN, JONES, SEATON & CO., PC

As independent public accountants, we consent to the use in this Registration Statement of Atlantic Southern Financial Group, Inc. on Form S-1 of our report on Atlantic Southern Financial Group, Inc. and Subsidiary dated January 10, 2006, appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the headings “Experts” in such Prospectus.

Dublin, Georgia
April 14, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Atlantic Southern Financial Group, Inc.

We have audited the consolidated balance sheets of Atlantic Southern Financial Group, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the three years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atlantic Southern Financial Group, Inc. at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for the three years then ended, in conformity with accounting principles generally accepted in the United States of America.

January 10, 2006
Dublin, Georgia

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2005	2004
Assets
Cash and due from banks	$ 4,202,851	$ 2,348,804
Interest-bearing deposits in other banks	129,543	2,926,197
Federal funds sold	1,450,000	4,556,000
Total cash and cash equivalents	5,782,394	9,831,001
Securities available for sale, at fair value	34,525,648	19,135,653
Federal Home Loan Bank stock, restricted, at cost	1,255,700	1,186,600
Loans held for sale	1,226,353	890,529
Loans, net of unearned income	331,440,956	228,282,068
Less—allowance for loan losses	(4,150,000)	(2,800,000)
Loans, net	327,290,956	225,482,068
Bank premises and equipment, net	9,140,566	4,608,777
Accrued interest receivable	2,709,386	1,157,596
Cash surrender value of life insurance	4,100,663	—
Other assets	2,678,819	1,024,796
Total Assets	$ 388,710,484	$ 263,317,020
Liabilities and Shareholders’ Equity
Deposits:
Non-interest bearing	$ 21,599,726	$ 16,947,999
Interest bearing	312,975,398	204,300,185
Total deposits	334,575,124	221,248,184
Federal funds purchased	—	—
FHLB borrowings	16,200,000	19,200,000
Junior subordinated debentures	10,000,000	—
Accrued interest payable	1,648,664	663,695
Accrued expenses and other liabilities	900,397	239,393
Total liabilities	363,324,185	241,351,272
Shareholders’ Equity:
Common stock, $5 par value, authorized 10,000,000 shares, issued and outstanding 2,604,052 in 2005 and 1,736,054 in 2004	13,020,260	8,680,270
Preferred stock, authorized 2,000,000 shares, outstanding -0- shares	—	—
Paid-in capital surplus	12,047,356	12,047,356
Retained earnings	898,117	1,353,621
Accumulated other comprehensive income (loss)	(579,434)	(115,499)
Total shareholders’ equity	25,386,299	21,965,748
Total Liabilities and Shareholders’ Equity	$ 388,710,484	$ 263,317,020

See Accompanying Notes to Consolidated Financial Statements

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Stock	Paid-in Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2002	$4,000,000	$4,000,000	$(1,217,244)	$(99,180)	$6,683,576
Cash dividends	—	—	—	—	—
Comprehensive income:
Net income	—	—	908,465	—	908,465
Valuation allowance adjustment on securities available for sale	—	—	—	63,544	63,544
Total comprehensive income					972,009
Issuance of Common stock	2,775,510	2,775,510	—	—	5,551,020
Balance, December 31, 2003	6,775,510	6,775,510	(308,779)	(35,636)	13,206,605
Cash dividends	—	—	—	—	—
Comprehensive income:
Net income	—	—	1,662,400	—	1,662,400
Valuation allowance adjustment on securities available for sale	—	—	—	(79,863)	(79,863)
Total comprehensive income					1,582,537
Issuance of Common stock	1,904,760	5,271,846	—	—	7,176,606
Balance, December 31, 2004	8,680,270	12,047,356	1,353,621	(115,499)	21,965,748
Cash dividends	—	—	—	—	—
Comprehensive income:
Net income	—	—	3,885,190	—	3,885,190
Valuation allowance adjustment on securities available for sale	—	—	—	(422,575)	(422,575)
Change in fair value of derivatives for cash flow hedges, net of tax effect	—	—	—	(41,360)	(41,360)
Total comprehensive income					3,421,255
Three-for-two stock split	4,339,990	—	(4,340,694)	—	(704)
Balance, December 31, 2005	$13,020,260	$12,047,356	$898,117	$(579,434)	$25,386,299

See Accompanying Notes to Consolidated Financial Statements

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
	2005	2004	2003
Interest and Dividend Income:
Interest and fees on loans	$20,489,819	$10,040,299	$5,744,510
Interest on securities:
Taxable income	837,106	456,286	288,311
Non-taxable income	124,085	38,292	—
Income on federal funds sold	112,472	35,866	34,032
Other interest and dividend income	60,123	20,186	8,897
Total interest and dividend income	21,623,605	10,590,929	6,075,750
Interest Expense:
Deposits	7,594,664	3,014,761	2,096,137
FHLB borrowings	548,978	212,221	48,049
Federal funds purchased	83,799	14,063	4,801
Junior subordinated debentures	400,148	—	—
Other interest expense	—	—	—
Total interest expense	8,627,589	3,241,045	2,148,987
Net interest income before provision for loan losses	12,996,016	7,349,884	3,926,763
Less—provision for loan losses	1,493,050	1,376,596	807,696
Net interest income after provision for loan losses	11,502,966	5,973,288	3,119,067
Noninterest Income:
Service charges on deposit accounts	401,616	241,024	134,684
Other service charges, commissions and fees	76,072	46,221	33,119
Gain on sales / calls of investment securities	—	—	23,822
Income from mortgage fees	441,284	40,771	—
Other income	267,445	58,521	19,982
Total noninterest income	1,186,417	386,537	211,607
Noninterest Expense:
Salaries	2,516,521	1,469,923	1,061,074
Employee benefits	945,719	507,617	214,402
Net occupancy expense	385,836	201,824	152,245
Equipment rental and depreciation of equipment	275,405	184,330	155,097
Loss on sales of assets	—	—	—
Other expenses	2,569,595	1,395,927	855,181
Total noninterest expense	6,693,076	3,759,621	2,437,999
Income Before Income Taxes	5,996,307	2,600,204	892,675
Provision for (benefit of) income taxes	2,111,117	937,804	(15,790)
Net Income	$3,885,190	$1,662,400	$908,465
Earnings per share:
Basic	$1.49	$0.71	$0.51
Diluted	$1.33	$0.67	$0.49

See Accompanying Notes to Consolidated Financial Statements

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2005	2004	2003
Cash Flows from Operating Activities:
Net income	$3,885,190	$1,662,400	$908,465
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,493,050	1,376,596	807,696
Depreciation	338,701	221,305	182,507
Net amortization of securities	55,268	81,601	51,668
Loss on sales of assets	—	—	—
Gain on sales / calls of investment securities	—	—	(23,822)
Loans held for sale	(335,824)	(890,529)	—
Change in cash surrender value of life insurance	(4,100,663)	—	—
Changes in accrued income and other assets	(3,205,812)	(1,072,159)	(684,753)
Changes in accrued expenses and other liabilities	1,884,970	287,146	139,027
Net cash provided by operating activities	14,881	1,666,360	1,380,788
Cash Flows from Investing Activities:
Net change in loans to customers	(103,301,938)	(92,581,291)	(67,373,602)
Purchase of available for sale securities	(12,868,816)	(8,761,195)	(11,737,152)
Sales of securities available for sale	—	497,500	2,641,848
Proceeds from maturities of available for sale securities	—	250,000	250,000
Proceeds from calls of available for sale securities	500,000	1,895,000	1,490,000
Purchase of mortgage backed securities	(5,502,710)	(2,999,500)	—
Proceeds from paydowns on mortgage-backed securities	1,723,331	1,421,998	1,829,793
Purchase of debt securities	—	—	(250,000)
Purchase of FHLB stock	(69,100)	(886,600)	(274,800)
Property and equipment expenditures	(4,870,490)	(1,788,611)	(146,258)
Proceeds from sales of assets	—	—	—
Net cash used in investing activities	(124,389,724)	(102,952,699)	(73,570,171)
Cash Flows from Financing Activities:
Net change in deposits	113,326,940	81,028,172	69,514,423
Net increase (decrease) in federal funds purchased	—	—	(1,500,000)
FHLB borrowings	(3,000,000)	13,200,000	6,000,000
Proceeds from junior subordinated debentures	10,000,000	—	—
Proceeds from issuance of common stock	—	5,980,348	6,747,278
Payment for fractional shares	(704)	—	—
Cash dividends paid	—	—	—
Net cash provided by financing activities	120,326,236	100,208,520	80,761,701
Net Increase (Decrease) in Cash and Cash Equivalents	(4,048,607)	(1,077,819)	8,572,318
Cash and Cash Equivalents, Beginning of Year	9,831,001	10,908,820	2,336,502
Cash and Cash Equivalents, End of Year	$5,782,394	$9,831,001	$10,908,820

See Accompanying Notes to Consolidated Financial Statements

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2005

A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.     Reporting Entity—The Company began operation on December 10, 2001 as New Southern Bank (the “Bank”) and operates as a state chartered bank in Macon, Georgia. In July, 2005, the Company changed the bank name to Atlantic Southern Bank to better support expansion into the coastal Georgia region. At the April 27, 2004 Annual Meeting of Shareholders, the shareholders approved the proposal to reorganize the Bank into a holding company structure by virtue of a share exchange whereby each share of Bank common stock issued and outstanding was to be converted into and exchanged for the right to receive one share of NSB Holdings, Inc.’s (the “Company”) common stock. NSB Holdings, Inc. was organized by the Bank for the purpose of serving as its holding company. The share exchange was consummated on January 3, 2005.

In November, 2005, the Company changed its name from NSB Holdings, Inc. to Atlantic Southern Financial Group, Inc. to better support expansion into the Georgia coastal region and Atlantic Southern Financial Group, Inc. is now the holding company for Atlantic Southern Bank. The bank’s common stock is Atlantic Southern Financial Group, Inc.’s only significant asset. No changes in the management or business strategy have occurred or will occur as a result of the reorganization.

The Company is focused upon serving the needs of small to medium-sized business borrowers and individuals in the metropolitan areas we serve. Through Atlantic Southern Bank, the Company specializes in commercial real estate and small business lending. The Company offers a range of lending services, of which some are secured by single and multi-family real estate, residential construction and owner-occupied commercial buildings. Primarily, the Company makes loans to small and medium-sized businesses; however, the Company also makes loans to consumers for a variety of purposes. The Company’s principal source of funds for loans and investing in securities is time deposits, including out-of-market certificates of deposits and core deposits. The Company offers a wide range of deposit services including checking, savings, money market accounts and certificates of deposit.

2.     Securities—The classification of securities is determined at the date of purchase. Gains or losses on the sale of securities are recognized on a specific identification basis.

Securities available for sale, primarily debt securities, are recorded at fair value with unrealized gains or losses (net-of-tax effect) excluded from earnings and reported as a component of shareholders’ equity. Securities available for sale will be used as a part of the Company’s interest rate risk management strategy and may be sold in response to changes in interest rates, changes in prepayment risk and other factors.

Held to maturity securities, primarily debt securities are stated at cost, net of the amortization of premium and the accretion of discount. The Company intends and has the ability to hold such securities on a long-term basis or until maturity.

Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Mortgage-backed securities are carried at unpaid principal balances, adjusted for unamortized premiums and unearned discounts.

3.     Derivate Instruments and Hedging Activities—The Company’s interest rate risk management strategy incorporates the use of derivative instruments to minimize fluctuations in net income that are caused by interest rate volatility. The Company’s goal is to manage interest rate sensitivity by modifying the repricing or maturity characteristics of certain balance sheet assets and liabilities so that the net interest

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
YEAR ENDED DECEMBER 31, 2005

margin is not, on a material basis, adversely affected by movements in interest rates. The Company views this strategy as a prudent management of interest rate sensitivity, such that net income is not exposed to undue risk presented by changes in interest rates.

In carrying out this part of its interest rate risk management strategy, the Company uses interest rate floors. Interest rate floors generally protect the holder from declines in short-term interest rates by making a payment to the holder when the underlying interest rate (the “index” or reference interest rate) falls below a specified strike rate (the “floor rate”). Floors are purchased at a premium and typically have maturities between one and seven years.

Fair Value Hedge:   As a result of interest rate fluctuations, fixed-rate assets and liabilities will appreciate or depreciate in fair value. When effectively hedged, this appreciation or depreciation will generally be offset by fluctuations in the fair value of the derivative instruments that are linked to the hedged assets and liabilities. This strategy is referred to as a fair value hedge.

Cash Flow Hedge:   Cash flows related to floating-rate assets and liabilities will fluctuate with changes in an underlying rate index. When effectively hedged, the increases or decreases in cash flows related to the floating rate asset or liability will generally be offset by changes in cash flows of the derivative instrument designated as a hedge. This strategy is referred to as a cash flow hedge.

By using derivative instruments, the Company is exposed to credit and market risk. If the counterparty fails to perform, credit risk is equal to the extent of the fair-value gain in a derivative. When the fair value of a derivative contract is positive, this situation generally indicates that the counterparty is obligated to pay the Company, and, therefore, creates a repayment risk for the Company. When the fair value of a derivative contract is negative, the Company is obligated to pay the counterparty and, therefore, it has no repayment risk. The Company minimizes the credit risk in derivative instruments by entering into transactions with high-quality counterparties that are reviewed periodically by the Company. From time to time, the Company may require the counterparties to pledge securities as collateral to cover the net exposure.

The Company’s derivative activities are monitored by its asset/liability management committee as part of that committee’s oversight of the asset/liability and treasury functions. The Company’s asset/liability committee is responsible for implementing various hedging strategies that are developed through its analysis of data from financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into the overall interest-rate risk management process.

The Company recognizes the fair value of derivatives as assets or liabilities in the financial statements. The accounting for the changes in the fair value of a derivative depends on the intended use of the derivative instrument at inception. The change in fair value of instruments used as fair value hedges is accounted for in the net income of the period simultaneous with accounting for the fair value change of the item being hedged. The change in fair value of the effective portion of cash flow hedges is accounted for in other comprehensive income rather than net income. The change in fair value of derivative instruments that are not intended as a hedge is accounted for in the net income of the period of the change.

As of December 31, 2005 and 2004, the Company had no fair value hedges.

As of December 31, 2005, approximately 63% of the Company’s loans contained contractual floors, and the Company had cash flow hedges with a notional amount of approximately $20 million for the

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
YEAR ENDED DECEMBER 31, 2005

purpose of added protection to the Company in the event of declining interest rates. As of December 31, 2005, the Company recorded an asset of approximately $144 thousand for the fair value of these instruments. No hedge ineffectiveness from cash flow hedges was recognized in the statement of income. All components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

As of December 31, 2004, the Company had no cash flow hedges.

4.     Loans and Interest Income—Loans are stated at the amount of unpaid principal, reduced by net deferred loan fees, unearned discount and a valuation allowance for possible loan losses. Interest on simple interest installment loans and other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Loan origination fees, net of direct loan origination costs, are deferred and recognized as an adjustment of the yield over the life of the loans using a method which approximates a level yield.

5.     Loans Held For Sale—Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by aggregate outstanding commitments from investors or current investor yield requirements. Net unrealized losses are recognized through a valuation allowance by charges to income. These loans are sold on a non-recourse basis. Loans held for sale consists of loans that have been pre-sold for a specific mortgage company and are usually funded within two weeks of the origination of the loan. The Company has not entered into any contracts that have terms that require origination of a certain amount of loans or required yields. The Bank only originates loans for sale to well established, national mortgage companies and reviews the underwriting standards of the mortgage companies.

These loans are sold on a non-recourse basis and are not considered in the analysis of reasonableness of the allowance for loan losses.

Loans held for sale are sold to other mortgage companies at the stated value. Therefore, the Company does not have any gains or losses on the sale of these loans.

6.     Allowance for Loan Losses—The allowance for loan losses is available to absorb losses inherent in the credit extension process. The entire allowance is available to absorb losses related to the loan and lease portfolio and other extensions of credit, including off-balance sheet credit exposures. Credit exposures deemed to be uncollectible are charged against the allowance for loan losses. Recoveries of previously charged-off amounts are credited to the allowance for loan losses. Additions to the allowance for credit losses are made by charges to the provision for credit losses.

The allowance for loan losses is maintained at a level which, in management’s judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
YEAR ENDED DECEMBER 31, 2005

conditions, collateral values and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Substantially all of the Company’s loans that have been identified as impaired have been measured by the fair value of existing collateral.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer loans for impairment disclosures.

7.     Premises and Equipment—Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is charged to operating expenses over the estimated useful lives of the assets and is computed on the straight-line method. Costs of major additions and improvements, including interest are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. Gains or losses from disposition of property are reflected in operations and the asset account is reduced.

8.     Income Taxes—The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

9.     Cash and Cash Equivalents—For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, highly liquid debt instruments purchased with an original maturity of three months or less and federal funds sold. Generally, federal funds are purchased and sold for one-day periods. Interest bearing deposits in other Company’s with original maturities of less than three months are included.

10.   Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
YEAR ENDED DECEMBER 31, 2005

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The Company’s loans are generally secured by specific items of collateral including real property, consumer assets and business assets. Although the Company has a diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent on local economic conditions.

While management uses available information to recognize losses on loans, reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Company to recognize losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

11.   Advertising Costs—It is the policy of the Company to expense advertising costs as they are incurred. The Company does not engage in any direct-response advertising and accordingly has no advertising costs reported as assets on its balance sheet. Amounts charged to advertising expense are as follows:

	Years Ended December 31,
	2005	2004	2003
Advertising cost	$225,680	$130,183	$87,149

12.   Officer and Organizer Stock Option Plan—Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. The Company has elected to continue with the accounting methodology in Opinion No. 25. Stock options issued under the Company’s stock option plan have no intrinsic value at the grant date, and under Opinion No. 25, no compensation cost is recognized for them.

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
YEAR ENDED DECEMBER 31, 2005

Had compensation cost for the Company’s stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by SFAS No. 123, the Company’s net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

	Years Ended December 31,
	2005	2004	2003
Net income, as reported	$3,885,190	$1,662,400	$908,465
Additional expense had the Corporation adopted SFAS No. 123	(53,559)	(339,759)	(339,759)
Related tax benefit	21,424	135,904	135,904
Pro forma net income	$3,853,055	$1,458,545	$704,610
Earnings per share:
Basic, as reported	$1.49	$0.71	$0.51
Basic, pro forma	$1.48	$0.62	$0.40
Diluted, as reported	$1.33	$0.67	$0.49
Diluted, pro forma	$1.32	$0.58	$0.38

13.   Income per Common Share—Basic income per share represents income allocable to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted income per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to loss that would result from the assumed conversion. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method. Income per common share has been computed based on the following:

	Years Ended December 31,
	2005	2004	2003
Net income	$3,885,190	$1,662,400	$908,465
Less: Preferred stock dividends	—	—	—
Net income applicable to common stock	$3,885,190	$1,662,400	$908,465
Average number of common shares outstanding	2,604,052	2,343,982	1,778,983
Effect of dilutive options, warrants, etc.	307,878	149,265	90,044
Average number of common shares outstanding used to calculate diluted earnings per common share	2,911,930	2,493,247	1,869,027

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
YEAR ENDED DECEMBER 31, 2005

14.   Comprehensive Income—Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available—for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. The components of other comprehensive income and related tax effects are as follows:

	Years Ended December 31,
	2005	2004	2003
Unrealized holding gains (losses) on available-for-sale securities	$(577,598)	$(121,005)	$72,457
Change in fair value of derivatives	(62,667)	—	—
Reclassification adjustment for gains realized in income	—	—	23,822
Net unrealized gains (losses)	(640,265)	(121,005)	96,279
Tax effect	217,690	41,142	(32,735)
Net-of-tax amount	$(422,575)	$(79,863)	$63,544

15.   Recent Accounting Pronouncements—In December 2004, the FASB revised SFAS No. 123 (“SFAS No. 123 (R)”). SFAS No. 123 (R), “Share-Based Payment”, requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Pro forma disclosure is no longer an alternative to financial statement recognition. SFAS No. 123 (R) is effective as of the beginning of fiscal years beginning after June 15, 2005. The Company will adopt in the first quarter of 2006. The financial statement impact is not expected to be materially different from that shown in the existing pro forma disclosure required under the original SFAS No. 123.

In March 2004, the Emerging Issues Task Force (“EITF”) released EITF Issue 03-01, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. The Issue provides guidance for determining whether an investment is other-than-temporarily impaired and requires certain disclosures with respect to these investments. The recognition and measurement guidance for other-than-temporary impairment has been delayed by the issuance of FASB Staff Position EITF 03-1-1 on September 30, 2004. The adoption of Issue 03-1 did not result in any other-than-temporary impairment.

In December 2003, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 03-3, Accounting for Loans or Certain Debt Securities Acquired in a Transfer. The SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences relate to a deterioration of credit quality. The SOP also prohibits companies from “carrying over” or creating a valuation allowance in the initial accounting for loans acquired that meet the scope criteria of the SOP. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of this SOP is not expected to have a material impact on the Company’s financial position or results of operations.

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
YEAR ENDED DECEMBER 31, 2005

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”), which changes the accounting for certain financial instruments that have characteristics of liabilities and equity. SFAS 150, which is effective for interim periods beginning after June 15, 2003, requires that those instruments be classified as liabilities in statements of financial position. The adoption of SFAS 150 did not have a material impact on the Company’s financial position or results of operations.

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FIN No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” addresses consolidation by business enterprises of variable interest entities. The provisions of FIN 46 are effective immediately for all variable interest entities created after January 31, 2003 and, for the first fiscal year or interim period beginning after June 15, 2003, for variable interest entities in which an enterprise holds variable interest that it acquired before February 1, 2003. The company implemented fully the provisions and requirements of FIN 46 during 2004 without material impact on its financial position or results of operations.

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-3, “Accounting for Certain Loans and Debt Securities Acquired in a Transfer” (SOP 03-3). SOP 03-3 addresses accounting for differences between contractual cash flows expected to be collected and an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans and debt securities acquired in purchase business combinations. SOP 03-3 limits the yield that may be accreted (accretable yield) to the excess of the investor’s estimate of undiscounted expected principal, interest and other cash flows (cash flows expected at acquisition to be collected) over the investor’s initial investment in the loan. SOP 03-3 requires that the excess of contractual cash flows over cash flows to be collected (nonaccretable difference) not be recognized as an adjustment of yield, loss accrual or valuation allowance. SOP 03-3 prohibits investors from displaying accretable yield and nonaccretable difference on the balance sheet. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan’s yield over its remaining life. Decreases in cash flows expected to be collected should be recognized as an impairment. SOP 03-3 prohibits “carrying over” or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of SOP 03-3. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans and loans acquired in a purchase business combination. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. We do not anticipate that the adoption of SOP 03-3 will have a material impact on our financial condition or results of operations.

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
YEAR ENDED DECEMBER 31, 2005

B.   INVESTMENT SECURITIES

Debt and equity securities have been classified in the balance sheet according to management’s intent. The following table reflects the amortized cost and estimated market values of investments in debt securities.  In addition, gross unrealized gains and gross unrealized losses are disclosed, in accordance with Statement of Position 90-11 of the American Institute of Certified Public Accountants, which is effective for financial statements covering fiscal years ending after December 15, 1990.

AVAILABLE FOR SALE:	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Market Value
December 31, 2005
Non-mortgage backed debt securities of :
U.S. Treasury obligations	$—	$—	$—	$—
U.S. Government agencies	18,925,799	—	(389,023)	18,536,777
State and political subdivisions	5,210,167	12,537	(109,658)	5,113,046
Other investments	250,000	—	—	250,000
Total non-mortgage backed debt securities	24,385,966	12,537	(498,680)	23,899,823
Mortgage backed securities	10,954,945	5,313	(334,433)	10,625,825
Total	$35,340,912	$17,850	$(833,113)	$34,525,648
December 31, 2004
Non-mortgage backed debt securities of :
U.S. Treasury obligations	$—	$—	$—	$—
U.S. Government agencies	9,491,536	4,380	(94,826)	9,401,090
State and political subdivisions	2,288,901	21,528	(39,256)	2,271,173
Other investments	250,000	—	—	250,000
Total non-mortgage backed debt securities	12,030,437	25,908	(134,082)	11,922,263
Mortgage backed securities	7,280,215	28,808	(95,633)	7,213,390
Total	$19,310,652	$54,716	$(229,715)	$19,135,653

There were no securities held to maturity as of December 31, 2005 and 2004.

The book and market values of pledged securities were as follows:

	December 31,
	2005	2004
Book value	$2,126,530	$3,509,353
Market value	$2,067,986	$3,461,817

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
YEAR ENDED DECEMBER 31, 2005

The amortized cost and estimated market value of debt securities available for sale, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

	Available for Sale
	Amortized Cost	Estimated Market Value
December 31, 2005
Non-mortgage backed securities:
Due in one year or less	$1,585,968	$1,560,779
Due after one year through five years	10,725,750	10,489,929
Due after five years through ten years	5,850,777	5,738,301
Due after ten years	6,223,471	6,110,814
Total non-mortgage backed securities	$24,385,966	$23,899,823

	Amortized Cost	Estimated Market Value
December 31, 2004
Non-mortgage backed securities:
Due in one year or less	$—	$—
Due after one year through five years	8,491,536	8,411,079
Due after five years through ten years	1,600,000	1,571,177
Due after ten years	1,938,901	1,940,007
Total non-mortgage backed securities	$12,030,437	$11,922,263

The market value is established by an independent pricing service as of the approximate dates indicated. The differences between the book value and market value reflect current interest rates and represent the potential loss (or gain) had the portfolio been liquidated on that date. Security losses (or gains) are realized only in the event of dispositions prior to maturity.

At December 31, 2005, the Company did not hold investment securities of any single issuer, other than obligations of the U.S. Government agencies, whose aggregate book value exceeded ten percent of shareholders’ equity.

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
YEAR ENDED DECEMBER 31, 2005

Information pertaining to securities with gross unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	December 31, 2005
	Less Than Twelve Months		More Than Twelve Months
Securities Available for Sale	Unrealized losses	Estimated Market Value	Unrealized Losses	Estimated Market Value
Non-mortgage backed debt securities of :
U.S. Treasury obligations	$ —	$ —	$ —	$ —
U.S. Government agencies	(154,871)	9,271,565	(234,151)	9,265,212
State and political subdivisions	(62,466)	3,216,051	(47,192)	977,738
Other investments	—	—	—	—
Total non-mortgage backed debt securities	(217,337)	12,487,616	(281,343)	10,242,950
Mortgage backed securities	(118,239)	5,145,073	(216,194)	5,044,926
Equity securities	—	—	—	—
Total	$ (335,576)	$ 17,632,689	$ (497,537)	$ 15,287,876

	December 31, 2004
	Less Than Twelve Months		More Than Twelve Months
Securities Available for Sale	Unrealized Losses	Estimated Market Value	Unrealized Losses	Estimated Market Value
Non-mortgage backed debt securities of :
U.S. Treasury obligations	$ —	$ —	$ —	$ —
U.S. Government agencies	(94,826)	8,406,985	—	—
State and political subdivisions	(39,256)	993,893	—	—
Other investments	—	—	—	—
Total non-mortgage backed debt securities	(134,082)	9,400,878	—	—
Mortgage backed securities	(22,768)	2,822,167	(72,865)	3,641,036
Equity securities	—	—	—	—
Total	$ (156,850)	$ 12,223,045	$ (72,865)	$ 11,993,330

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2005, three debt securities have unrealized losses with aggregate depreciation of 5% from the Company’s amortized cost basis. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts’ reports. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other than temporary.

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
YEAR ENDED DECEMBER 31, 2005

C.   LOANS

The following is a summary of the loan portfolio by principal categories:

	December 31,
	2005	2004
Commercial	$ 40,194,163	$ 38,164,854
Real estate—commercial	99,429,379	72,595,414
Real estate—construction	146,304,650	80,472,121
Real estate—mortgage	43,573,076	33,539,136
Installment loans to individuals	2,308,556	3,723,349
Total Loans	331,809,824	228,494,874
Less:
Unearned discount	(368,868)	(212,806)
Allowance for loan losses	(4,150,000)	(2,800,000)
Loans, net	$ 327,290,956	$ 225,482,068

Overdrafts included in loans were as follows:

	December 31,
	2005	2004
Overdrafts	$ 43,882	$ 10,106

D.   ALLOWANCE FOR LOAN LOSSES

A summary of changes in the allowance for loan losses of the Company is as follows:

	December 31,
	2005	2004	2003
Beginning Balance	$ 2,800,000	$ 1,555,000	$ 750,000
Add—provision for possible loan losses	1,493,050	1,376,596	807,696
Subtotal	4,293,050	2,931,596	1,557,696
Less:
Loans charged off	150,000	131,596	2,696
Recoveries on loans previously charged of	(6,950)	—	—
Net loans charged off	143,050	131,596	2,696
Balance, end of year	$ 4,150,000	$ 2,800,000	$ 1,555,000

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
YEAR ENDED DECEMBER 31, 2005

The following is a summary of information pertaining to impaired and non-accrual loans:

December 31,
	2005	2004
Impaired loans without a valuation allowance	$ —	$ —
Impaired loans with a valuation allowance	—	—
Total impaired loans	$ —	$ —
Valuation allowance related to impaired loans	$ —	$ —
Total non-accrual loans	$ 274,624	$ 137,314
Total loans past-due ninety days or more and still accruing	$ —	$ —

Years Ended December 31,
	2005	2004	2003
Average investment in impaired loans	$ —	$ —	$ —
Interest income recognized on impaired loan	$ —	$ —	$ —
Interest income recognized on a cash basis on impaired loans	$ —	$ —	$ —

E.   PREMISES AND EQUIPMENT

The following is a summary of asset classifications and depreciable lives for the Company:

	December 31,
	Useful Lives (Years)	2005	2004
Land		$ 2,758,667	$ 1,132,162
Banking house and improvements	8-40	4,052,826	2,295,395
Furniture and fixtures	5-10	1,954,729	1,206,586
Construction in progress		1,143,094	404,685
Automobile	5	71,734	71,734
Total		9,981,050	5,110,562
Less—accumulated depreciation		(840,485)	(501,785)
Bank premises and equipment, net		$ 9,140,566	$ 4,608,777

Depreciation included in operating expenses was as follows:

	Years Ended December 31,
	2005	2004	2003
Depreciation	$ 338,701	$ 221,305	$ 182,507

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
YEAR ENDED DECEMBER 31, 2005

Pursuant to the terms of non-cancelable lease agreements in effect at December 31, 2005, pertaining to banking premises and equipment, future minimum rent commitments under various operating leases are as follows:

2006	$ 44,040
2007	36,000
2008	3,000
2009	0
2010	0
Thereafter	0
$ 83,040

The leases contain options to extend for one additional year terms upon the mutual agreement of both parties. Total rent expense for the years ended December 31, 2005, 2004 and 2003 amounted to $70,200, $0 and $0, respectively.

F.   DEPOSITS

The aggregate amount of time deposits exceeding $100,000 and deposit liabilities in NOW accounts are as follows:

	December 31,
	2005	2004
Time deposits exceeding $100,000	$ 183,069,639	$ 103,844,317
NOW Accounts	25,847,267	11,623,500

The scheduled maturities of time deposits are as follows:

December 31, 2005
2006	$ 185,613,083
2007	64,889,907
2008	10,628,774
2009	670,088
2010 and Thereafter	533,861
Total time deposits	$ 262,335,713

G.   BORROWINGS

From time to time, short-term borrowings in the form of Federal funds purchased are used to meet liquidity needs. The Bank’s available federal fund lines of credit with correspondent banks and advances outstanding were as follows:

	December 31,
	2005	2004
Federal funds purchased lines available	$ 17,450,000	$ 12,750,000
Federal funds purchased outstanding	—	—

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
YEAR ENDED DECEMBER 31, 2005

The Bank had advances from the Federal Home Loan Bank (the “FHLB”) as follows:

	December 31, 2005
	Due Date	Outstanding
Three month Libor plus fifty-two basis points, current rate 3.52%*	July 7, 2008	$6,000,000
Three month Libor plus eight basis points, current rate 4.58%**	June 18, 2007	$5,000,000
One month Libor plus five basis points, current rate 4.42%	October 20, 2006	$5,200,000

*                    If 3 month LIBOR is equal to or less than 3% the rate will be 3 month LIBOR plus 52 basis points. If 3 month LIBOR is greater than 3% and less than or equal to 5% the rate will equal 3.52%. If 3 month LIBOR is greater than 5% then the rate will equal 3.52% plus (3 month LIBOR minus 5%).

**             On June 20, 2005, interest rate on advance was converted to 3 month LIBOR-based plus 8 basis points.

Stock in the FHLB and a blanket lien on residential, multifamily and commercial loans with a carrying value of $27,118,513 secure the current advances. The Bank is required to maintain a minimum investment in FHLB stock of the lesser of 0.2% of total assets or $25,000,000, plus 4.5% of total advances while the advance agreement is in effect.

	December 31,
	2005	2004
FHLB stock	$ 1,255,700	$ 1,186,600

H.   JUNIOR SUBORDINATED DEBENTURES

On April 28, 2005, New Southern Statutory Trust 1 (“NST”), a wholly owned subsidiary of the Company closed a pooled private offering of 10,000 Trust Preferred Securities with a liquidation amount of $1,000 per security. The proceeds of the offering were loaned to the Company in exchange for junior subordinated debentures with terms similar to the Trust Preferred Securities. The sole assets of NST are the junior subordinated debentures of the Company and payments thereunder. The junior subordinated debentures and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of NST under the Trust Preferred Securities. Distributions on the Trust Preferred Securities are payable semi-annually at the annual rate of three month LIBOR plus 205 basis points and are included in interest expense in the consolidated financial statements. These securities are considered Tier 1 capital (with certain limitations applicable) under current regulatory guidelines. As of December 31, 2005, the outstanding principal balance of the junior subordinated debentures was $10,000,000.

The junior subordinated debentures are subject to mandatory redemption, in whole or in part, upon repayment of the Trust Preferred Securities at maturity or their earlier redemption at the liquidation amount. Subject to the Company having received prior approval of the Federal Reserve, if then required, the Trust Preferred Securities are redeemable prior to the maturity date of June 15, 2035 at the option of the Company on or after March, 2009 at par, on or after June, 2005 at a premium, or upon the occurrence

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
YEAR ENDED DECEMBER 31, 2005

of specific events defined within the trust indenture. The Company has the option to defer distributions on the Trust Preferred Securities from time to time for a period not to exceed 20 consecutive quarterly periods.

In accordance with FASB Interpretation No. 46, New Southern Statutory Trust I is not consolidated with the Company. Accordingly, the Company does not report the securities issued by New Southern Statutory Trust I as liabilities, and instead reports as liabilities the junior subordinated debentures issued by the Company and held by New Southern Statutory Trust I, as these are no longer eliminated in consolidation. The Trust Preferred Securities are recorded as junior subordinated debentures on the balance sheets, but subject to certain limitations qualify for Tier 1 capital for regulatory capital purposes.

I.   PROVISION FOR INCOME TAXES

The provision for income taxes was computed as follows:

	Years Ended December 31
	2005	2004	2003
Current tax expense	$ 2,630,263	$ 1,313,171	$ 340,538
Deferred tax expense	(519,146)	(375,367)	(356,328)
Net provision for (benefit of) income taxes	$ 2,111,117	$ 937,804	$ (15,790)

Deferred income taxes are reflected for certain timing differences between book and taxable income and will be reduced in future years as these timing differences reverse. At the present, these differences would generate a deferred tax asset and deferred tax benefit.

The reasons for the difference between the actual tax expense and tax computed at the federal income tax rate are as follows:

	Years Ended December 31
	2005	2004	2003
Tax on pretax income at statutory rate	$ 2,038,734	$ 884,069	$ 303,511
Benefit of net operating loss carryforward	—	—	29,907
State income taxes, net of federal benefit	210,156	112,533	29,157
Non-deductible business meals and entertainment	9,144	5,876	4,469
Non-deductible officer life insurance	1,692	—	—
Non-deductible interest expense related to tax-exempt income	6,786	2,375	—
Non-deductible social club dues	7,311	5,463	3,430
Tax-exempt interest income	(50,581)	(15,570)	—
Life insurance income	(35,918)	—	—
2003 Georgia tax refund	2,723	—	—
Effect of deferred tax attributes	(78,930)	(56,942)	(386,264)
Total	$ 2,111,117	$ 937,804	$ (15,790)
Net effective tax rate	35.2%	36.1%	-1.8%

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
YEAR ENDED DECEMBER 31, 2005

The sources and tax effects of temporary differences that give rise to significant portions of deferred income tax liabilities (assets) are as follows:

	Years Ended December 31
	2005	2004	2003
Deferred Income Tax Assets:
Unrealized losses on securities available for sale	$ 298,496	$ 59,500	$ 18,358
Provision for loan losses	1,462,592	1,091,708	528,097
Organizational costs	14,046	32,366	41,863
Less—valuation allowance	—	(112,409)	(56,996)
Total deferred tax assets	1,775,134	1,071,165	531,322
Deferred Income Tax Liabilities:
Depreciation	(335,131)	(355,038)	(161,216)
Unrealized gains on available for sale securities	—	—	—
Total deferred tax liabilities	(335,131)	(355,038)	(161,216)
Net deferred tax asset	$ 1,440,003	$ 716,127	$ 370,106

J.   EMPLOYEE BENEFIT PLANS

The Company has a 401(k)-plan covering substantially all of its employees meeting age and length-of-service requirements. Matching contributions to the plan are at the discretion of the Board of Directors.

Retirement plan expenses for administrative fees charged to operations and Company matching contributions were as follows:

	Years Ended December 31,
	2005	2004	2003
Administrative fees	$ 1,875	$ 1,675	$ 1,125
Company matching contributions	66,000	35,000	30,000

Officer and Organizer Stock Option Plan—The Company has a stock incentive plan which provides incentive stock options of up to 120,000 shares to be made available to officers of the Company. The stock options are for ten years. The stock options are exercisable beginning December 10, 2001 and ending on the tenth anniversary of the grant date, subject to continued employment of the officers. No option granted under the Plan may be exercised more than ten years after the date on which the option is granted.

In addition, the Company offered stock warrants to its organizers to purchase an aggregate of 324,000 shares of the Company’s common stock. The warrants were offered to the organizers to encourage their substantial long-term investment in the Company and in exchange for their personal guarantee of the Company’s lines of credit established to fund organizational expenses. The lines of credit were paid out once the Bank commenced operations and the organizers were released of their guarantees. The number of shares subject to each warrant will be determined on a pro rata basis, based upon the number of shares purchased by each organizer. The organizers’ rights under the warrants vest in annual one-third increments over a period of three years, beginning on the first anniversary of the date the Company first issued its

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
YEAR ENDED DECEMBER 31, 2005

common stock and will be exercisable after the vesting date at an exercise price of $6.67 per share. As of December 31, 2005, all of the warrants were fully vested. The warrants will expire ten years after they are issued. The organizer warrants are not transferable.

The fair value of each option and warrant is estimated on the date of grant using the Minimal Value pricing model using the following assumptions in 2001 and 2002, respectively:  dividend yield of 0% and 0%; risk free interest rate of 5.14% and 4.05%, and an expected life of ten years. The weighted-average fair value of stock options and warrants granted in 2001 and 2002 were $2.65 and $2.70, respectively. Warrants and options have a weighted average remaining contractual life of approximately six years.

A summary of the status of the Company’s stock option plan is presented below:

	December 31,
	2005		2004		2003
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	105,000	$ 7.40	105,000	$ 7.40	105,000	$ 7.40
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—
Outstanding at end of year	105,000	$ 7.40	105,000	$ 7.40	105,000	$ 7.40
Options exercisable at year-end	69,252	$ 7.28	49,218	$ 7.24	29,184	$ 7.15
Weighted-average fair value of options granted during the year	$ —		$ —		$ —

Information pertaining to options outstanding is as follows:

	December 31, 2005
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$6.67	53,250	6	$ 6.67	41,100	$ 6.67
$8.16	51,750	7	$ 8.16	28,152	$ 8.16

Salary Continuation Plan—During the second quarter of 2005, the Bank established a Salary Continuation Agreement for its President and certain executive officers whereby benefits are payable at age fifty to sixty-seven for a period of twelve to fifteen years after retirement. The present value of the estimated liability is being accrued over the expected remaining years of employment. The Bank expensed approximately $22,340 for the year ended December  31, 2005 under this plan.

The Bank is the owner and beneficiary of life insurance policies purchased during the second quarter of 2005 on the lives of the President and certain key officers. The Bank intends to use these policies to fund the Salary Continuation Plan described above. The carrying value of the policies was approximately $4,100,663 at December 31, 2005. The Bank accrued income of approximately $100,663 for the year ended December 31, 2005 for the increase in the cash surrender value of these policies.

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
YEAR ENDED DECEMBER 31, 2005

K.   LIMITATION ON DIVIDENDS

The Board of Directors of any state-chartered Bank in Georgia may declare and pay cash dividends on its outstanding capital stock without any request for approval of the Bank’s regulatory agency if the following conditions are met:

•       Total classified assets at the most recent examination of the Bank do not exceed eighty (80) percent of equity capital.

•       The aggregate amount of dividends declared in the calendar year does not exceed fifty (50) percent of the prior year’s net income.

•       The ratio of equity capital to adjusted total assets shall not be less than six (6) percent.

As of January 1, 2006, the amount available for payment of dividends by the Bank to the Company without regulatory consent was $2,102,255. Dividends from the Bank are the primary source of funds for the Company.

M.   FINANCIAL INSTRUMENTS

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in those particular financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Company does require collateral or other security to support financial instruments with credit risk.

Contract or Notional Amount
Financial instruments whose contract amount represent credit risk:
Commitments to extend credit	$ 37,396,000
Standby letters of credit	1,654,000
Total	$ 39,050,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
YEAR ENDED DECEMBER 31, 2005

management’s credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. All letters of credit are due within one year of the original commitment date. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

N.   RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has direct and indirect loans outstanding to or for the benefit of certain executive officers and directors. These loans were made on substantially the same terms as those prevailing, at the time made, for comparable loans to other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

The following is a summary of activity during 2005 with respect to such loans to these individuals:

Balances at Beginning of Year	$ 7,844,194
New loans	4,093,180
Repayments	1,878,332
Balances at End of Year	$ 10,059,042

The Company also had deposits from these related parties of approximately $5,559,508 at December 31, 2005.

O.   DISCLOSURES RELATING TO STATEMENTS OF CASH FLOWS

Interest and Income Taxes—Cash paid during the period for interest was as follows:

	Years Ended December 31,
	2005	2004	2003
Interest on deposits and borrowings	$ 7,642,620	$ 3,165,299	$ 1,998,552
Income taxes, net	$ 2,657,000	$ 1,363,500	$ 335,500

Other Non-Cash Transactions—Other non-cash transactions relating to investing and financing activities were as follows:

	Years Ended December 31,
	2005	2004	2003
Changes in unrealized gain/loss on investments	$ (463,935)	$ (79,863)	$ (134,816)
Transfer of loans to other real estate and other assets	$ —	$ —	$ —

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
YEAR ENDED DECEMBER 31, 2005

P.   CREDIT RISK CONCENTRATION

The Company grants consumer, commercial and residential and commercial real estate loans to its customers. Although the Company has a diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent on the area’s economic stability. The primary trade area is generally that area within fifty miles.

The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers. The Company, as a matter of policy, does not extend credit in excess of the legal lending limit to any single borrower or group of related borrowers.

The Company maintains its cash balances in various financial institutions. Accounts at each institution are secured by the Federal Deposit Insurance Company up to $100,000. Uninsured balances aggregate to $13,545 at December 31, 2005.

Q.   FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, Disclosures about Fair Value of Financial Instruments requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheets, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of Company’s financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered as representative of the liquidation value of the Company, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination, or issuance.

Cash and Short-Term Investments—For cash, due from banks, federal funds sold and interest-bearing deposits with other Companies, the carrying amount is a reasonable estimate of fair value.

Investment Securities Held to Maturity and Securities Available for Sale—Fair values for investment securities are based on quoted market prices.

Loans and Mortgage Loans Held for Sale—The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

Cash Surrender Value of Life Insurance—For cash surrender value of life insurance, the carrying value is a reasonable estimate of fair value.

Deposit Liabilities—The fair value of demand deposits, savings accounts and certain money market deposits are the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Federal Funds Purchased—The carrying value of federal funds purchased approximates their fair value.

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
YEAR ENDED DECEMBER 31, 2005

FHLB Advances—The fair value of the Company’s fixed rate borrowings are estimated using discounted cash flows, based on Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Long-Term Debt and Convertible Subordinated Debentures—Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Junior Subordinated Debentures—For junior subordinated debentures, the carrying value is a reasonable estimate of fair value.

Interest Rate Contracts—The fair value of interest rate contracts is obtained from dealer quotes. These values represent the amount the Company would receive to terminate the contracts or agreements, taking into account current interest rates and, when appropriate, the current creditworthiness of the counterparties.

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written—Because commitments to extend credit and standby letters of credit are made using variable rates, the contract value is a reasonable estimate of fair value.

Limitations—Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include the mortgage banking operation, brokerage network, premises and equipment and goodwill.

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
YEAR ENDED DECEMBER 31, 2005

The carrying amount and estimated fair values of the Company financial instruments are as follows:

	December 31,
	2005		2004
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:
Cash and short-term investments	$5,782,394	$5,782,394	$9,831,001	$9,831,001
Securities available for sale	34,525,648	34,525,648	19,135,653	19,135,653
Loans held for sale	1,226,353	1,226,353	890,529	890,529
Loans	331,440,956	332,111,000	228,282,068	225,960,211
Cash Surrender Value of Life Insurance	4,100,663	4,100,663	—	—
Liabilities:
Deposits	334,575,124	330,637,000	221,248,184	221,454,665
FHLB borrowings	16,200,000	16,200,000	19,200,000	19,200,000
Junior subordinated debentures	10,000,000	10,000,000	—	—
Unrecognized financial instruments:
Commitments to extend credit	37,396,000	37,396,000	40,815,000	40,815,000
Standby letters of credit	1,654,000	1,654,000	1,134,000	1,134,000

R.   OPERATING EXPENSES

Components of other operating expenses greater than 1% of total interest income and other income are as follows:

	Years Ended December 31,
	2005	2004	2003
Advertising	$225,680	$130,183	$87,149
Brokerage fees	329,343	127,650	49,669
Data processing	231,282	178,416	116,542

S.   REGULATORY MATTERS

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total risk-based and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005, the Company meets all capital

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
YEAR ENDED DECEMBER 31, 2005

adequacy requirements to which it is subject. As of December 31, 2005, the most recent notification from the State Banking Department categorized the Company as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company must maintain minimum total risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution’s category.

The Company’s actual capital amounts and ratios are presented in the following table:

	Actual		For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
December 31, 2005
Total Risk-Based Capital To Risk Weighted Assets:
Consolidated	$40,116,000	11.89%	26,991,421	>	8.0%	33,739,277	>	10.0%
Bank	40,035,000	11.88%	26,959,596	>	8.0%	33,699,495	>	10.0%
Tier I Capital To Risk Weighted Assets:
Consolidated	34,427,000	10.21%	13,487,561	>	4.0%	20,231,342	>	6.0%
Bank	35,885,000	10.65%	13,477,934	>	4.0%	20,216,901	>	6.0%
Tier I Capital To Average Assets
Consolidated	34,427,000	8.88%	15,507,658	>	4.0%	19,384,572	>	5.0%
Bank	35,885,000	9.26%	15,501,080	>	4.0%	19,376,350	>	5.0%
December 31, 2004
Total Risk-Based Capital To Risk Weighted Assets:
Consolidated	$24,881,000	10.21%	$19,495,397	>	8.0%	$24,369,246	>	10.0%
Bank	24,881,000	10.21%	19,495,397	>	8.0%	24,369,246	>	10.0%
Tier I Capital To Risk Weighted Assets:
Consolidated	22,081,000	9.06%	9,748,786	>	4.0%	14,623,179	>	6.0%
Bank	22,081,000	9.06%	9,748,786	>	4.0%	14,623,179	>	6.0%
Tier I Capital To Average Assets
Consolidated	22,081,000	8.91%	9,912,907	>	4.0%	12,391,134	>	5.0%
Bank	22,081,000	8.91%	9,912,907	>	4.0%	12,391,134	>	5.0%

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
YEAR ENDED DECEMBER 31, 2005

T.   SEGMENT REPORTING

Reportable segments are strategic business units that offer different products and services. Reportable segments are managed separately because each segment appeals to different markets and, accordingly, require different technology and marketing strategies.

The Company does not have any separately reportable operating segments. The entire operations of the Company are managed as one operation.

U.   UNAUDITED QUARTERLY DATA

	Unaudited Quarterly Data
	Years Ended December 31
	2005				2004
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest and dividend income	$6,657,684	$5,851,967	$4,991,064	$4,122,890	$3,462,119	$2,795,326	$2,237,060	$2,096,424
Interest expense	(2,893,319)	(2,394,478)	(1,925,127)	(1,414,665)	(1,097,087)	(811,918)	(664,422)	(667,618)
Net interest income	3,764,365	3,457,489	3,065,937	2,708,225	2,365,032	1,983,408	1,572,638	1,428,806
Provision for loan losses	(406,050)	(247,000)	(345,000)	(495,000)	(484,596)	(532,500)	(187,000)	(172,500)
Net interest income after provision for loan loss	3,358,315	3,210,489	2,720,937	2,213,225	1,880,436	1,450,908	1,385,638	1,256,306
Noninterest income (charges)	426,213	352,818	229,174	178,212	144,879	89,628	89,183	62,847
Noninterest expenses	(1,974,444)	(1,726,283)	(1,581,368)	(1,410,981)	(1,114,839)	(915,858)	(923,647)	(805,277)
Income before income taxes	1,810,084	1,837,024	1,368,743	980,456	910,476	624,678	551,174	513,876
Provision for income taxes	(569,081)	(685,413)	(498,847)	(357,776)	(315,513)	(228,387)	(203,996)	(189,908)
Net Income	$1,241,003	$1,151,611	$869,896	$622,680	$594,963	$396,291	$347,178	$323,968
Earnings per common share:
Basic	0.48	0.44	0.33	0.24	0.23	0.16	0.16	0.16
Diluted	0.43	0.40	0.31	0.22	0.21	0.15	0.15	0.15

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
YEAR ENDED DECEMBER 31, 2005

V.   CONDENSED FINANCIAL STATEMENTS (PARENT COMPANY ONLY)

Condensed parent company financial information on Atlantic Southern Financial Group, Inc. is as follows:

BALANCE SHEET
As of December 31, 2005
Assets
Cash in subsidiary	$93,125
Investment in subsidiary, at equity in underlying net assets	35,306,325
Investment in New Southern Statutory Trust I	310,000
Accrued income and other assets	71,070
Total Assets	$35,780,520
Liabilities
Junior subordinated debentures	$10,000,000
Other expenses and accrued liabilities	394,221
Total Liabilities	10,394,221
Shareholders’ Equity
Common stock, $5 par value; authorized 10,000,000 shares, issued and outstanding 2,604,052	13,020,260
Preferred stock, authorized 2,000,000 shares, outstanding -0- shares	—
Additional paid-in capital surplus	12,047,356
Retained earnings	898,117
Accumulated other comprehensive income	(579,434)
Total shareholders’ equity	25,386,299
Total Liabilities and Shareholders’ Equity	$35,780,520

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
YEAR ENDED DECEMBER 31, 2005

STATEMENTS OF INCOME AND RETAINED EARNINGS
Year Ended December 31, 2005
Revenues
Dividend Income	$411,130
Operating Expenses
Interest Expense	400,148
Other	123,832
Total operating expenses	523,980
Income (Loss) Before Taxes and Equity Income of Subsidiary	(112,850)
Benefit of income taxes	193,528
Income (Loss) Before Equity Income of Subsidiary	80,678
Equity in undistributed income of subsidiary	3,804,512
Net Income	3,885,190
Retained Earnings, Beginning	1,353,621
Stock and cash dividends	(4,340,694)
Retained Earnings, Ending	$898,117

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
YEAR ENDED DECEMBER 31, 2005

STATEMENT OF CASH FLOWS
Year Ended December 31, 2005
Cash flows from operating activities:
Net income	$3,885,190
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed income of subsidiary	(3,804,512)
Net change in operating assets and liabilities:
Accrued income and other assets	(71,070)
Accrued expenses and other liabilities	394,221
Net cash provided by operating activities	403,829
Cash flows from investing activities:
Capital injection to subsidiary	(10,000,000)
Purchase of New Southern Statutory Trust I	(310,000)
Net cash used in investing activities	(10,310,000)
Cash flows from financing activities:
Proceeds from junior subordinated debentures	10,000,000
Payment for fractional shares	(704)
Net cash provided by financing activities	9,999,296
Net decrease in cash and cash equivalents	93,125
Cash and cash equivalents at beginning of year	—
Cash and cash equivalents at end of year	$93,125

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
MANAGEMENT’S DISCUSSION AND ANAYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion of financial condition as of December 31, 2005 compared to December 31, 2004, and the results of operations for the year ended December 31, 2005 compared to the year ended December 31, 2004 should be read in conjunction with the condensed financial statements and accompanying footnotes appearing in this report.

Advisory Note Regarding Forward-Looking Statements

The statements contained in this report on Form 10-K that are not historical facts are forward-looking statements subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. We caution readers of this report that such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of us to be materially different from those expressed or implied by such forward-looking statements. Although we believe that our expectations of future performance is based on reasonable assumptions within the bounds of our knowledge of our business and operations, there can be no assurance that actual results will not differ materially from our expectations.

Factors which could cause actual results to differ from expectations include, among other things:

•       the challenges, costs and complications associated with the continued development of our branches;

•       the potential that loan charge-offs may exceed the allowance for loan losses or that such allowance will be increased as a result of factors beyond the control of us;

•       our dependence on senior management;

•       competition from existing financial institutions operating in our market areas as well as the entry into such areas of new competitors with greater resources, broader branch networks and more comprehensive services;

•       adverse conditions in the stock market, the public debt market, and other capital markets (including changes in interest rate conditions);

•       changes in deposit rates, the net interest margin, and funding sources;

•       inflation, interest rate, market, and monetary fluctuations;

•       risks inherent in making loans including repayment risks and value of collateral;

•       the strength of the United States economy in general and the strength of the local economies in which we conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on our loan portfolio and allowance for loan losses;

•       fluctuations in consumer spending and saving habits;

•       the demand for our products and services;

•       technological changes;

•       the challenges and uncertainties in the implementation of our expansion and development strategies;

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
MANAGEMENT’S DISCUSSION AND ANAYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Continued)

•       the ability to increase market share;

•       the adequacy of expense projections and estimates of impairment loss;

•       the impact of changes in accounting policies by the Securities and Exchange Commission;

•       unanticipated regulatory or judicial proceedings;

•       the potential negative effects of future legislation affecting financial institutions (including without limitation laws concerning taxes, banking, securities, and insurance);

•       the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System;

•       the timely development and acceptance of products and services, including products and services offered through alternative delivery channels such as the Internet;

•       the impact on our business, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts;

•       other factors described in this report and in other reports we have filed with the Securities and Exchange Commission; and

•       Our success at managing the risks involved in the foregoing.

Forward-looking statements speak only as of the date on which they are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made to reflect the occurrence of unanticipated events.

Financial Condition

The composition of assets and liabilities for the Company is as follows:

	December 31,
	2005	2004	$ Change	% Change
Assets:
Cash and due from banks	$4,202,851	$5,275,001	$(1,072,150)	-20.33%
Federal funds sold	1,450,000	4,556,000	(3,106,000)	-68.17%
Securities available for sale	34,525,648	19,135,653	15,389,995	80.43%
Loans	331,440,956	228,282,068	103,158,888	45.19%
Total assets	388,710,484	263,317,020	125,393,464	47.62%
Liabilities:
Deposits	334,575,124	221,248,184	113,326,940	51.22
FHLB borrowings	16,200,000	19,200,000	(3,000,000)	-15.63%
Junior subordinated debentures	10,000,000	—	10,000,000	100.00%
Loan to Deposit Ratio	99.06%	103.18%

The most significant change in the composition of assets was the increase in loans due to continued growth of the Company. The most significant change in the composition of liabilities was the increase in

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
MANAGEMENT’S DISCUSSION AND ANAYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Continued)

deposits to fund loan growth. The Company issued $10 million in junior subordinated debentures to provide capital to fund the continued growth of the bank.

Asset Quality

A summary of changes in the allowance for loan losses of the Company is as follows:

	December 31,
	2005	2004	2003
Beginning Balance	$2,800,000	$1,555,000	$750,000
Add—Provision for possible loan losses	1,493,050	1,376,596	807,696
Subtotal	4,293,050	2,931,596	1,557,696
Less:
Loans charged off	150,000	131,596	2,696
Recoveries on loans previously charged of	(6,950)	—	—
Net loans charged off	143,050	131,596	2,696
Balance, end of year	$4,150,000	$2,800,000	$1,555,000

The following is a summary of information pertaining to impaired and non-accrual loans:

	December 31,
	2005	2004
Impaired loans without a valuation allowance	$—	$—
Impaired loans with a valuation allowance	$—	—
Total impaired loans	$—	$—
Valuation allowance related to impaired loans	$—	$—
Total non-accrual loans	$274,624	$137,314
Total loans past-due ninety days or more and still accruing	$13,287	$—

Years Ended December 31,
	2005	2004	2003
Average investment in impaired loans	$—	$—	$—
Interest income recognized on impaired loan	$—	$—	$—
Interest income recognized on a cash basis on impaired loans	$—	$—	$—

The loan portfolio is reviewed periodically to evaluate outstanding loans and to measure the performance of the portfolio and the adequacy of the allowance for loan losses. This analysis includes a review of delinquency trends, actual losses, and internal credit ratings. Management’s judgment as to the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable, but which may or may not be reasonable. The allowance for loan losses is maintained at a level which, in management’s judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
MANAGEMENT’S DISCUSSION AND ANAYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Continued)

flows. Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, because of the inherent uncertainty of assumptions made during the evaluation process, there can be no assurance that loan losses in future periods will not exceed the allowance for loan losses or that additional allocations to the allowance will not be required.

Management takes a number of factors into consideration when determining the additions to be made to the loan loss allowance. Due to the Company’s short operating history, the Bank does not yet have a sufficient history of portfolio performance on which to base additions. Accordingly, management performs an on-going loan review process. All new loans are risk rated under loan policy guidelines. On a monthly basis, the composite risk ratings are evaluated in a model that assesses the adequacy of the current allowance for loan losses, and this evaluation is presented to the Board of Directors each month.  Large loans are reviewed periodically. Risk ratings may be changed if it appears that new loans may not have received the proper initial grading or, if on existing loans, credit conditions have improved or worsened.

As our loan portfolio matures, the additions to the loan loss allowance will be based more on historical performance, the detailed loan review and allowance adequacy evaluation. As a result, future results could differ from the loan loss results reflected in this analysis.

The Bank’s policy is to place loans on non-accrual status when it appears that the collection of principal and interest in accordance with the terms of the loan is doubtful. Any loan which becomes 90 days past due as to principal or interest is automatically placed on non-accrual. Exceptions are allowed for 90-day past due loans when such loans are well secured and in process of collection.

Results of Operations

General

The Company’s results of operations are determined by management’s ability to effectively manage interest income and expense, to minimize loan and investment losses, to generate noninterest income and to control noninterest expense. Since interest rates are determined by market forces and economic conditions beyond our control, the ability to generate interest income is dependent upon the Bank’s ability to obtain an adequate spread between the rate earned on earning assets and the rate paid on interest-bearing liabilities.

The following table shows the related results of operations ratios for Assets and Equity:

	Years Ended December 31,
	2005	2004	$ Change	% Change
Return on Average Assets	1.18%	0.82%	0.004	43.90%
Return on Average Equity	17.15%	9.02%	0.081	90.13%
Average Equity to Average Assets	6.86%	8.34%	(0.015)	-17.77%
Yield on Average Earning Assets	6.87%	5.44%	0.014	26.29%
Cost on Average Interest Bearing Liabilities	2.76%	1.76%	0.010	56.82%
Net Yield on Average Earning Assets	3.90%	3.52%	0.004	10.80%
Total Average Stockholder’s Equity	$22,653,793	$18,430,144	$4,223,649	22.92%
Total Average Assets	$329,973,214	$202,731,585	$127,241,629	62.76%

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
MANAGEMENT’S DISCUSSION AND ANAYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Continued)

The following table shows the significant components of Net Income:

	Years Ended December 31,
	2005	2004	$ Change	% Change
Interest Income	$21,623,605	$10,590,929	$11,032,676	104.17%
Interest Expense	8,627,589	3,241,045	5,386,544	166.20%
Net Interest Income	12,996,016	7,349,884	5,646,132	76.82%
Provision for Loan Losses	1,493,050	1,376,596	116,454	8.46%
Net Income	3,885,190	1,662,400	2,222,790	133.71%
Net Income Per Share	1.49	0.71	0.78	109.86%

The increases in interest income and interest expense are primarily due to the continued growth in loans and deposits of the Bank.

Composition of other noninterest income is as follows:

	Years Ended December 31,
	2005	2004	$ Change	% Change
Service charges on deposit accounts	$401,616	$241,024	$160,592	66.63%
Other service charges, commissions and fees	76,072	46,221	29,851	64.58%
Gain on sales / calls of investment securities	—	—	—	—
Income from mortgage fees	441,284	40,771	400,513	982.35%
Other income	267,445	58,521	208,924	357.01%
Total noninterest income	1,186,417	386,537	799,880	206.93%

Service charges on deposit accounts are evaluated against service charges from other banks in the local market and against the Bank’s own cost structure in providing the deposit services. This income should grow with the growth in the Bank’s demand deposit account base. The increase in mortgage fees is primarily due to the full year of mortgage loan brokerage activity which was started in late 2004. The most significant change in other income was $105,640 of income from increase in cash surrender value of life insurance on bank owned life insurance (“BOLI”) policies purchased in 2005.

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
MANAGEMENT’S DISCUSSION AND ANAYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Continued)

Composition of other noninterest expense is as follows:

	Years Ended December 31,
	2005	2004	$ Change	% Change
Salaries	$2,516,521	$1,469,923	$1,046,598	71.20%
Employee benefits	945,719	507,617	438,102	86.31%
Net occupancy expense	385,836	201,824	184,012	91.17%
Equipment rental and depreciation of equip	275,405	184,330	91,075	49.41%
Loss on sales of assets	—	—	—	—
Other expenses	2,569,595	1,395,927	1,173,668	84.08%
Total noninterest expense	6,693,076	3,759,621	2,933,455	78.03%

Other major expenses included in other expenses are as follows:

	Years Ended December 31,
	2005	2004	$ Change	% Change
Advertising	$225,680	$130,183	$95,497	73.36%
Brokerage fees	329,343	127,650	201,693	158.00%
Data processing	231,282	178,416	52,866	29.63%

The increases in noninterest expenses are primarily due to the growth of the bank. The most significant increases in 2005 are increases in salaries and employee benefits. The increase in salaries and employees benefits represents normal increases in salaries and an increase in the number of employees. At December 31, 2005, the number of full-time equivalent employees was 66 compared to 41 at December 31, 2004. The increase in the number of full-time equivalent employees is directly related to the growth of the bank and the hiring for two new branches.  Additionally, the bank relocated its operations department during the first quarter of 2005. The bank operates from five facilities as of December, 2005 compared to two facilities as of December, 2004. The increases in other expenses are not attributable to any one particular item, but represent normal increases based on the level of growth for the bank.

Liquidity

The Company engages in liquidity management to ensure adequate cash flow for deposit withdrawals, credit commitments and repayments of borrowed funds. Funding needs are met through loan repayments, net interest and fee income and through the acquisition of new deposits and the renewal of maturing deposits. Each week, management monitors the loan commitments and evaluates funding options to retain and grow deposits. To the extent needed to fund loan demand, traditional local deposit funding sources are supplemented by the use of FHLB borrowings, brokered deposits and other wholesale deposit sources outside the immediate market area.

The Company has been successful in replacing maturing brokered deposits and does not expect to experience significant disintermediation as the brokered deposits mature. To plan for contingent sources of funding not satisfied by both local and out-of-market deposit balances, the Company has established overnight borrowing for Federal Funds Purchased through various correspondent banks, lines of credit through the membership of the Federal Home Loan Bank program, and participatory relationships with correspondent banks. Management believes the various funding sources discussed above are adequate to

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
MANAGEMENT’S DISCUSSION AND ANAYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Continued)

meet the Company’s liquidity needs in the future without any material adverse impact on operating results. The bank’s liquid assets consist of cash and due from accounts and federal funds sold.

The Bank’s liquid assets as a percentage of total deposits were as follows:

	December 31,
	2005	2004
Liquid assets as a percentage of deposits	1.73%	4.44%

The ratio of liquid assets as a percentage of deposits decreased primarily due to the 51% increase in deposits shown above. In addition, there was a 68% decrease in fed funds sold which was utilized to fund loan growth.

The Bank’s available federal fund lines of credit with correspondent banks and advances outstanding were as follows:

	December 31,
	2005	2004
Federal funds purchased lines available	$17,450,000	$12,750,000
Federal funds purchased outstanding	—	—

The Bank had advances from the Federal Home Loan Bank (the “FHLB”) as follows:

	December 31, 2005
	Due Date	Outstanding
Three month Libor plus fifty-two basis points, current rate 3.52%*	July 7, 2008	$6,000,000
Three month Libor plus eight basis points, current rate 4.58%**	June 18, 2007	$5,000,000
One month Libor plus five basis points, current rate 4.42%	October 20, 2006	$5,200,000

*                    If 3 month LIBOR is equal to or less than 3% the rate will be 3 month LIBOR plus 52 basis points. If 3 month LIBOR is greater than 3% and less than or equal to 5% the rate will equal 3.52%. If 3 month LIBOR is greater than 5% then the rate will equal 3.52% plus (3-month LIBOR minus 5%).

**             On June 20, 2005, interest rate on advance was converted to 3 month LIBOR-based plus 8 basis points.

Stock in the FHLB and a blanket lien on residential, multifamily and commercial loans with a carrying value of $27,118,513 secure the current advances. The Bank is required to maintain a minimum investment in FHLB stock of the lesser of 0.2% of total assets or $25,000,000, plus 4.5% of total advances while the advance agreement is in effect.  The Company expects no material effects of the interest rate caps or conversion features on future results of operation.

	December 31,
	2005	2004
FHLB stock	$1,255,700	$1,186,600

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
MANAGEMENT’S DISCUSSION AND ANAYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Continued)

At least monthly, management analyzes the level of off-balance sheet commitments such as unfunded loan equivalents, loan repayments, maturity of investment securities, liquid investment, and available fund lines in an attempt to minimize the possibility that a potential shortfall will exist.

Capital

The following table summarizes the capital position of the Company:

Bank	$35,885,000	10.65%
Tier I Capital To Average Assets
Consolidated	$34,427,000	8.88%
Bank	$35,885,000	9.26%
December 31, 2004
Total Risk-Based Capital To Risk Weighted Assets:
Consolidated	$24,881,000	10.21%
Bank	$24,881,000	10.21%
Tier I Capital To Risk Weighted Assets:
Consolidated	$22,081,000	9.06%
Bank	$22,081,000	9.06%
Tier I Capital To Average Assets
Consolidated	$22,081,000	8.91%
Bank	$22,081,000	8.91%

The capital of the Company exceeded all prescribed regulatory capital guidelines. Regulations require that the most highly rated banks maintain a Tier 1 leverage ratio of 3% plus an additional cushion of at least 1 to 2 percentage points. Tier 1 capital consists of common shareholders’ equity, less certain intangibles. Regulations require that the Bank maintain a minimum total risk weighted capital ratio of 8%, with one-half of this amount, or 4%, made. The increase in the Bank’s capital ratios is primarily due to the issuance of $10,000,000 in Trust Preferred Securities during the second quarter of 2005.

Quantitative and Qualitative Disclosures About Market Risk

The Corporation’s primary market risk is exposure to interest rate movements. We have no foreign currency exchange rate risk, commodity price risk, or any other material market risk.  The Corporation has no trading investment portfolio, nor do we have any interest rate swaps or other derivative instruments.

Our primary source of earnings, net interest income, can fluctuate with significant interest rate movements. To lessen the impact of these movements, we seek to maximize net interest income while remaining within prudent ranges of risk by practicing sound interest rate sensitivity management. We attempt to accomplish this objective by structuring the balance sheet so that the differences in repricing opportunities between assets and liabilities are minimized. Interest rate sensitivity refers to the responsiveness of earning assets and interest-bearing liabilities to changes in market interest rates. The Corporation’s interest rate risk management is carried out by the Asset/Liability Management Committee which operates under policies and guidelines established by the Bank. The principal objective of asset/liability management is to manage the levels of interest-sensitive assets and liabilities to minimize net

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
MANAGEMENT’S DISCUSSION AND ANAYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Continued)

interest income fluctuations in times of fluctuating market interest rates. To effectively measure and manage interest rate risk, the Corporation uses computer simulations that determine the impact on net interest income of numerous interest rate scenarios, balance sheet trends and strategies. These simulations cover the following financial instruments:  short-term financial instruments, investment securities, loans, deposits, and borrowings. These simulations incorporate assumptions about balance sheet dynamics, such as loan and deposit growth and pricing, changes in funding mix, and asset and liability repricing and maturity characteristics. Simulations are run under various interest rate scenarios to determine the impact on net income and capital. From these computer simulations, interest rate risk is quantified and appropriate strategies are developed and implemented. The Corporation also maintains an investment portfolio that staggers maturities and provides flexibility over time in managing exposure to changes in interest rates. Any imbalances in the repricing opportunities at any point in time constitute a financial institution’s interest rate sensitivity.

One of the indicators for our interest rate sensitivity position is the measurement of the difference between its rate-sensitive assets and rate-sensitive liabilities, which is referred to as the “gap.”  A gap analysis displays the earliest possible repricing opportunity for each asset and liability category based upon contractual maturities and repricing.

We have established an asset/liability committee which monitors the Bank’s interest rate sensitivity and makes recommendations to the board of directors for actions that need to be taken to maintain a targeted gap range. An analysis is made of the Bank’s current cumulative gap each month by management and presented to the board quarterly for a detailed review.

For asset/liability management purposes, the Company uses interest rate floors to hedge various exposures to declining interest rates on its variable rate loans. Such derivatives are used as part of the asset/liability management process and are linked to specific loans, and have high correlation between the contract and the underlying item being hedged, both at inception and throughout the hedge period. Interest rate floors are the only derivative contracts the Company is a party to as of December 31, 2005.

The Company’s derivative activities are monitored by its asset-liability management committee as part of that committee’s oversight of the Company’s asset-liability and treasury functions. The Company’s asset-liability committee is responsible for implementing various hedging strategies that are developed through its analysis of data from financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into the overall interest rate risk management.

The Company’s objective in using derivatives is to add stability to net interest income and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, the Company uses interest rate floors as part of its cash flow hedging strategy. Interest rate floors designated as cash flow hedges involve the receipt of payment over the life of the agreement if the Prime interest rate decreases below a certain rate.

If hedging relationships meet certain criteria specified in SFAS 133, they are eligible for cash-flow hedge accounting, and the offsetting changes in fair value of the derivative instruments are recorded in other comprehensive income. The application of hedge accounting generally requires the Company to evaluate the effectiveness of the hedging relationships on an ongoing basis and to calculate the changes in fair value of the derivatives and related hedged items independently. This is known as the “long-haul” method of hedge accounting.

Transactions that meet more stringent criteria qualify for the “short-cut” method of hedge accounting, in which an assumption can be made that the change in fair value of a hedged item exactly offsets the

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
MANAGEMENT’S DISCUSSION AND ANAYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Continued)

change in value of the related derivative. For a cash flow hedge, the hedge would have to be determined to be perfectly effective at inception and require no further assessment. The interest rate floors do not qualify for this short-cut method since a quarterly assessment of effectiveness must be performed on an ongoing basis.

The Company uses the long-haul method and thus an assessment of effectiveness is performed each quarter.

In accordance with SFAS 133, the interest rate floors qualify for cash flow hedge accounting in that they met the following characteristics; (1) At the inception of the hedge, there was formal documentation of the hedging relationship between the notional amount of $20 in interest rate floors and $20 million of variable rate loans in the Bank’s loan portfolio and documentation of the Company’s risk management objective and strategy for undertaking the hedge, (2) Both at the inception of the hedge and on an ongoing basis, the hedging relationship is expected to be  highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge. An assessment of effectiveness is performed at least every three months, inclusive of a determination that the hedging relationship remains (3) The combination of the variable interest rate loans and the interest rate floors provides at least as much favorable cash flows as the exposure to unfavorable cash flows.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure of variability of expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss of the derivative instrument is reported as a component of Accumulated Comprehensive Income (a component of stockholders’ equity) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument, if any (i.e. the ineffective portion of any portion of the derivative excluded from the assessment of effectiveness) is recognized in earnings in the current period.

The accounting policies of the Company comply with SFAS 133 requirements noted above in that the interest rate floors were assessed for effectiveness at inception and on an ongoing basis every three months. Changes in fair value of the interest rate floors are recorded in other comprehensive income. Every three months, the Company records in earnings payments of interest income in the event the index rate falls below the strike price of the interest rate floor and charges against earnings the expired floorlet premium. For the year ended December 31, 2005, $38,611 in payments were made to the Company related to the interest rate floors. For the year ended December 31, 2005,  $41,333 was recorded against earnings for write-off of expired premiums on interest rate floors.

The Company measures the effectiveness of the interest rate floors through analysis of the cash flow exposure being hedged and the probability of possible outcomes through simulation modeling.

As of December 31, 2005, approximately 63% of the Company’s loans contained contractual floors as part of the note agreements. However, the Company’s loan portfolio also included approximately $20 million in variable rate loans that did not have contractual floors. The Company purchased interest rate floors as cash flow hedges with a notional amount of approximately $20 million for the purpose of added protection to the Company in the event of declining interest rates. The interest rate floors have a strike price of 7.5% with a term of two years, with three month floorlet features. As of December 31, 2005, the Company recorded an asset of approximately $144 thousand for the fair value of these instruments. No hedge ineffectiveness from cash flow hedges was recognized in the statement of income. All components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
MANAGEMENT’S DISCUSSION AND ANAYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Continued)

The table below provides information about the Corporation’s financial assets and liabilities that are sensitive to changes in interest rates. For each rate-sensitive asset and liability listed, the table presents principal balances and weighted average interest rates by expected maturity or the earliest possible repricing opportunity dates.

	0-90	91-180	181-365	Over 1 Year	Over
	Days	Days	Days	thru 5 Years	5 Years
	(Dollars in Thousands)
Interest Rate Sensitive Assets:
Loans	$259,063	$7,587	$10,503	$55,519	$364
Securities	—	—	1,561	18,637	14,328
FHLB Stock	—	—	—	—	1,256
Federal Funds Sold	1,450	—	—	—	—
Total Interest Rate Sensitive Assets	$260,513	$7,587	$12,064	$74,156	$15,948
Interest Rate Sensitive Liabilities:
Interest Bearing Demand Deposits	$25,847	$—	$—	$—	$—
Savings and Money Market Deposits	24,792	—	—	—	—
Time Deposits	51,485	52,458	75,673	82,720	—
Other Borrowings	16,200	—	—	—	—
Total Interest Rate Sensitive Liabilities	$118,324	$52,458	$75,673	$82,720	$—
Interest Rate Sensitivity GAP	$142,189	$(44,871)	$(63,609)	$(8,564)	$15,948
Cumulative Interest Rate Sensitivity GAP	$142,189	$97,318	$33,709	$25,145	$41,093
Cumulative GAP as a % of total assets
December 31, 2005	36.58%	25.04%	8.67%	6.47%	10.57%
Cumulative GAP as a % of total assets
December 31, 2004	48.07%	38.01%	16.46%	9.83%	11.71%

The interest rate sensitivity table presumes that all loans and securities will perform according to their contractual maturities when, in many cases, actual loan terms are much shorter than the original terms and securities are subject to early redemption. In addition, the table does not necessarily indicate the impact of general interest rate movements on net interest margin since the repricing of various categories of assets and liabilities is subject to competitive pressures and customer needs. The Bank monitors and adjusts its exposure to interest rate risks within specific policy guidelines based on its view of current and expected market conditions.

At December 31, 2005, the above gap analysis indicates a positive cumulative gap position through the one-year time interval of $33.7 million. A positive gap position indicates that the Bank’s rate sensitive assets will reprice faster than its rate sensitive liabilities, with 75.7% of rate sensitive assets and 74.9% of rate sensitive liabilities repricing within one year. The Bank is asset sensitive, meaning that rising rates tend to be beneficial, in the near and long term. If interest rates were to rise in excess of 200 basis points, the Bank could experience improved earnings in the near term, but such a rate increase might significantly reduce the demand for loans in the Bank’s local market, thus diminishing the prospects for improved earnings. If interest rates were to fall in excess of 200 basis points, the Bank could experience a short-term decline in net interest margin and may even have difficulty retaining maturing certificates of deposit without having to pay above market rates.

666,666 Shares

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.

Common Stock

PROSPECTUS

             , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.               Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses to be paid in connection with the sale of shares of our common stock being registered, all of which will be paid by us. All amounts are estimates except the registration fee.

Securities and Exchange Commission registration fee	$2,140
Legal fees and expenses	160,000
Accounting fees and expenses	20,000
Financial consultant fees	15,000
Mail and distribution	5,000
Blue Sky fees and expenses	10,000
Printing and engraving expenses	8,000
Miscellaneous	3,000
Total	$223,140

+                To be filed by amendment.

Item 14.                 Indemnification of Directors and Officers

Consistent with the applicable provisions of the Georgia Business Corporation Code, our bylaws provide that we shall indemnify our directors, officers, employees and agents against expenses (including attorneys’ fees) and liabilities arising from actual or threatened actions, suits or proceedings, whether or not settled, to which they become subject by reason of having served in the role of the director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Atlantic Southern Financial Group and, with respect to a criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Advances against expenses shall be made so long as the person seeking indemnification agrees to refund the advances if it is ultimately determined that he or she is not entitled to indemnification. A determination of whether indemnification of a director, officer, employee or agent is proper because he or she met the applicable standard of conduct shall be made (1) by our board of directors or a committee duly designated thereby, (2) in particular circumstances, by independent legal counsel in a written opinion or (3) by the affirmative vote of a majority of the shares entitled to vote.

In addition, Article 9 of our articles of incorporation, subject to limited exceptions, eliminates the potential personal liability of a director for monetary damages to Atlantic Southern Financial Group and to our shareholders for breach of duty as a director. In accordance with the Georgia Business Corporation Code, there is no elimination of liability for (1) breach of duty involving appropriation of business opportunity of the Registrant, (2) an act of omission involving intentional misconduct or a knowing violation of law, (3) a transaction from which the director derives an improper material tangible personal benefit or (4) as to any payment of a dividend or approval of a stock repurchase that is illegal under the Georgia Business Corporation Code. The Bylaws do not eliminate or limit our right or the right of our shareholders to seek injunctive or other equitable relief not involving monetary damages.

Item 15.                 Recent Sales of Unregistered Securities

On January 3, 2005, the Registrant issued 1,736,054 shares of its common stock pursuant to an Agreement and Plan of Share Exchange between Atlantic Southern Bank and the Registrant dated as of

January 26, 2004 in exchange for all of the outstanding shares of Atlantic Southern Bank. The issuance was exempt pursuant to Section 3(a)(12) of the Securities Act of 1933, as amended.

Item 16.                 Exhibits and Financial Statement Schedules

The following exhibits are filed as part of this registration statement:

Exhibit Number	Description
3.1	Articles of Incorporation of Atlantic Southern Financial Group++
3.2	Articles of Amendment to the Articles of Incorporation of Atlantic Southern Financial Group++
3.3	Bylaws of Atlantic Southern Financial Group++
4.1	See Exhibits 3.1 and 3.2 for provisions of the Articles of Incorporation and Bylaws defining the rights of shareholders++
4.2	Form of common stock certificate of Atlantic Southern Financial Group++
5	Opinion of Powell Goldstein LLP.++
10.1*	Amended and Restated Employment Agreement dated October 6, 2005, among Atlantic Southern Bank, Atlantic Southern Financial Group and Mark A. Stevens++
10.2*	Employment Agreement dated November 7, 2001, among Atlantic Southern Bank, Atlantic Southern Financial Group and Gary P. Hall++
10.3*	Employment Agreement dated July 10, 2003, among Atlantic Southern Bank, Atlantic Southern Financial Group and Carol Soto++
10.4*	Executive Bonus Agreement dated January 1, 2005, among Atlantic Southern Bank, Atlantic Southern Financial Group and Brandon L. Mercer++
10.5*	2001 Stock Incentive Plan++
10.6*	Form of Incentive Stock Option Award++
10.7*	Form of Organizer’s Warrant Agreement++
10.8*	Salary Continuation Agreement dated November 1, 2005 among Atlantic Southern Financial Group and Mark Stevens++
10.9*	Salary Continuation Agreement dated November 1, 2005 among Atlantic Southern Financial Group and Gary Hall++
10.10*	Salary Continuation Agreement dated November 1, 2005 among Atlantic Southern Financial Group and Carol Soto++
10.11*	Salary Continuation Agreement dated November 1, 2005 among Atlantic Southern Financial Group and Brandon Mercer++
21.1	Subsidiaries of Atlantic Southern Financial Group++
23.1	Consent of Thigpen Jones Seaton & Co., P.C.++
23.2	Consent of Powell Goldstein LLP (contained in Exhibit 5)++
24.1	Power of Attorney (included with signature pages to this Registration Statement)++

*                    Indicates management contract or compensatory plan or arrangement.

†† Previously filed.

Item 17.                 Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by that director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)   To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i)    include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)   reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)  include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(5)   For the purpose of determining any liability under the Securities Act of 1933, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)   Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Macon, State of Georgia, on May 4, 2006

ATLANTIC SOUTHERN FINANCIAL GROUP
By:	/s/ Mark A. Stevens
Mark A. Stevens
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities stated and on the of May 4, 2006.

Signature	Capacity
/s/ Mark A. Stevens	President, Chief Executive
Mark A. Stevens	Officer and Director (Principal Executive Officer)
/s/ Carol W. Soto	Chief Financial Officer
Carol W. Soto	(Principal Financial and Accounting Officer)
*
William A. Fickling, III	Chairman of the Board

*
Raymond Odell Ballard, Jr.	Director

Peter R. Cates	Director
*
Carolyn Crayton	Director

James Douglas Dunwody	Director
*
Carl E. Hofstadter	Director
*
Dr. Laudis H. Lanford	Director
*
J. Russell Lipford, Jr.	Director
*
Thomas J. McMichael	Director

Donald L. Moore, Jr.	Director
*
Tyler Rauls, Jr.	Director
*
Dr. Hugh F. Smisson, III	Director
*
George Waters, Jr.	Director

*	By:	/s/ Mark A. Stevens
Mark A. Stevens
Attorney-in-Fact

a

INDEX TO EXHIBITS

Exhibit
Number	Description
3.1	Articles of Incorporation of Atlantic Southern Financial Group++
3.2	Articles of Amendment to the Articles of Incorporation of Atlantic Southern Financial Group++
3.3	Bylaws of Atlantic Southern Financial Group++
4.1	See Exhibits 3.1 and 3.2 for provisions of the Articles of Incorporation and Bylaws defining the rights of shareholders++
4.2	Form of common stock certificate of Atlantic Southern Financial Group++
5	Opinion of Powell Goldstein LLP.++
10.1*	Amended and Restated Employment Agreement dated October 6, 2005, among Atlantic Southern Bank, Atlantic Southern Financial Group and Mark A. Stevens++
10.2*	Employment Agreement dated November 7, 2001, among Atlantic Southern Bank, Atlantic Southern Financial Group and Gary P. Hall++
10.3*	Employment Agreement dated July 10, 2003, among Atlantic Southern Bank, Atlantic Southern Financial Group and Carol Soto++
10.4*	Executive Bonus Agreement dated January 1, 2005, among Atlantic Southern Bank, Atlantic Southern Financial Group and Brandon L. Mercer++
10.5*	2001 Stock Incentive Plan++
10.6*	Form of Incentive Stock Option Award++
10.7*	Form of Organizer’s Warrant Agreement++
10.8*	Salary Continuation Agreement dated November 1, 2005 among Atlantic Southern Financial Group and Mark Stevens++
10.9*	Salary Continuation Agreement dated November 1, 2005 among Atlantic Southern Financial Group and Gary Hall++
10.10*	Salary Continuation Agreement dated November 1, 2005 among Atlantic Southern Financial Group and Carol Soto++
10.11*	Salary Continuation Agreement dated November 1, 2005 among Atlantic Southern Financial Group and Brandon Mercer++
21.1	Subsidiaries of Atlantic Southern Financial Group++
23.1	Consent of Thigpen Jones Seaton & Co., P.C.++
23.2	Consent of Powell Goldstein LLP (contained in Exhibit 5)++
24.1	Power of Attorney (included with signature pages to this Registration Statement)++

*                    Indicates management contract or compensatory plan or arrangement.

++  Previously Filed.